As filed with the Securities and Exchange Commission on August 12, 2010
Registration No. 333-167951

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bravo Brio Restaurant Group, Inc.
(Exact name of registrant as specified in its charter)

Ohio	5812	34-1566328
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

777 Goodale Boulevard, Suite 100
Columbus, Ohio 43212
(614) 326-7944
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Saed Mohseni
President and Chief Executive Officer
777 Goodale Boulevard, Suite 100
Columbus, Ohio 43212
(614) 326-7944
(Name, address including zip code, and telephone number, including area code, of agent for service)

With copies to:

Carmen J. Romano, Esq.	Marc D. Jaffe, Esq.
James A. Lebovitz, Esq.	Ian D. Schuman, Esq.
Dechert LLP	Latham & Watkins LLP
Cira Centre	885 Third Avenue
2929 Arch Street	New York, New York 10022
Philadelphia, Pennsylvania 19104	(212) 906-1200
(215) 994-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 12, 2010
Preliminary Prospectus

           Shares

Bravo Brio Restaurant Group, Inc.

Common Stock

We are offering           shares of our common stock and the selling shareholders identified in this prospectus are offering           shares of our common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $      and $      per share of our common stock. We intend to apply to have our common stock approved for listing on the Nasdaq Global Market under the symbol “BBRG.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Bravo Brio Restaurant Group, Inc. (Before Expenses)	$	$
Proceeds to Selling Shareholders (Before Expenses)	$	$

Delivery of the shares of common stock is expected to be made on or about          , 2010. The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to an additional      shares of our common stock to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling shareholders will be $      and the total proceeds to the selling shareholders, before expenses, will be $     .

Jefferies & Company	Piper Jaffray	Wells Fargo Securities

KeyBanc Capital Markets	Morgan Keegan & Company, Inc.

Prospectus dated          , 2010

BRAVO is a fun, white tablecloth restaurant offering classic Italian food in a Roman-ruin decor. BRAVO! is inspired by the traditional Italian ristorante where fresh, made-to-order food is prepared in our open Italian kitchens in full view of our Guests, creating the energy of live theater.

“The posh décor and upscale vibe of BRAVO! lends itself to a very comfortable dining experience.” Metromix — Orlando

“2010 Reader’s Poll Choice for BEST ITALIAN —1st Place — BRAVO! Cucina Italiana” Pittsburgh Magazine Little Rock, AR (1) Naples, FL (1) Orlando, FL (1) West Des Moines, IA (1) Chicago, IL (2) Indianapolis, IN (3) Leawood, KS (1) Louisville, KY (1) Baton Rouge, LA (1) New Orleans, LA (1) Detroit, MI (3) Lansing, MI (1) Kansas City, MO (1) St Louis, MO (1) Greensboro, NC (1) Charlotte, NC (1) Albuquerque, NM (1) Bu3alo, NY (1) West Nyack, NY (1) Akron, OH (1) Canton, OH (1) Cincinnati, OH (2) Cleveland, OH (2) Columbus, OH (2) Dayton, OH (1) Toledo, OH (1) Oklahoma City, OK (1) Allentown, PA (1) Pittsburgh, PA (5) Knoxville, TN (1) San Antonio, TX (1) Fredericksburg, VA (1) Virginia Beach, VA (1) Milwaukee, WI (2) BravoItalian.com

Until          , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

The menus included in this prospectus are sample menus only. Actual menus vary by location and certain locations may carry alternate menu items or have additional menu items.

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Basis of Presentation

We utilize a typical restaurant 52- or 53-week fiscal year ending on the Sunday closest to December 31. Fiscal years are identified in this prospectus according to the calendar year in which the fiscal years end. For example, references to “2009,” “fiscal 2009,” “fiscal year 2009” or similar references refer to the fiscal year ended December 27, 2009.

Industry and Market Data

This prospectus includes industry data that we derived from internal company records, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe this data is accurate in all material respects as of the date of this prospectus. However, there are limitations on our ability to independently verify this data due to limits on the availability and reliability of source data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. As a result, you should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus, including those discussed under the heading “Risk Factors.”

Trademarks and Trade Names

In this prospectus, we refer (without the ownership notation) to several registered and common law trademarks that we own, including BRAVO!®, BRAVO! Cucina Italiana®, Cucina BRAVO! Italiana®, BRAVO! Italian Kitchen®, Brio®, Brio Tuscan Grilletm and Bon Vie®. All brand names or other trademarks appearing in this prospectus are the property of their respective owners.

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Prospectus Summary

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

As used in this prospectus, unless the context otherwise indicates, the references to “Holdings” refer to Bravo Development Holdings LLC, our majority shareholder before taking into account the reorganization transactions (as described herein), and the references to “our company,” “the Company,” “us,” “we” and “our” refer to Bravo Brio Restaurant Group, Inc. together with its subsidiaries.

Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Bravo Brio Restaurant Group, Inc. and its wholly-owned subsidiaries. Except where otherwise indicated, “$” indicates U.S. dollars.

Our Business

We are a leading owner and operator of two distinct Italian restaurant brands, BRAVO! Cucina Italiana (“BRAVO!”) and BRIO Tuscan Grille (“BRIO”), in the full-service, upscale affordable dining segment. We have positioned our brands as multifaceted culinary destinations that deliver the ambiance, design elements and food quality reminiscent of fine dining restaurants at a value typically offered by casual dining establishments. Each of our brands provides its guests with a fine dining experience and value by serving affordable cuisine prepared using fresh flavorful ingredients and authentic Italian cooking methods, combined with attentive service in an attractive, lively atmosphere. We strive to be the best Italian restaurant company in America and are focused on providing our guests an excellent dining experience through consistency of execution. We believe that both of our brands appeal to a broad base of consumers, especially to women whom we believe currently account for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively.

While our brands share certain corporate support functions to maximize efficiencies across our company, each brand maintains its own identity, therefore allowing both brands to be located in common markets. We have demonstrated our growth and the viability of our brands in a wide variety of markets across the U.S., growing from 49 restaurants in 19 states at the end of 2005 to 85 restaurants in 28 states as of June 27, 2010. From 2005 to 2009, our revenues increased from $198.8 million to $311.7 million and our Adjusted EBITDA increased from $13.4 million to $34.8 million, representing compound annual growth rates (CAGR) of 11.9% and 27.0%, respectively. Our net income decreased from $5.4 million to $3.4 million during the same time period. During this period, our Adjusted EBITDA margins have increased from 6.7% to 11.2%. See Note 4 to “— Selected Historical Consolidated Financial and Operating Data” for a reconciliation of net income to EBITDA and to Adjusted EBITDA. For the twenty-six weeks ended June 27, 2010, we generated revenues of $171.0 million, Adjusted EBITDA of $20.8 million and net income of $8.0 million. Our total stockholders’ deficiency in assets as of June 27, 2010 was $(64.7) million.

BRAVO! Cucina Italiana

BRAVO! Cucina Italiana is a full-service, upscale affordable Italian restaurant offering a broad menu of freshly-prepared classic Italian food served in a lively, high-energy environment with attentive service. The subtitle “Cucina Italiana,” meaning “Italian Kitchen,” is appropriate since all cooking is done in full view of our guests, creating the energy of live theater. As of June 27, 2010, we owned and operated 47 BRAVO! restaurants in 20 states.

BRAVO! offers a wide variety of pasta dishes, steaks, chicken, seafood and pizzas, emphasizing fresh, made-to-order cuisine and authentic recipes that delivers an excellent value to guests. BRAVO! also offers creative seasonal specials, an extensive wine list, carry-out and catering. We believe that our high-quality offerings and generous portions, combined with our ambiance and friendly, attentive service, offer our guests an attractive price-value proposition. The average check for BRAVO! during the first twenty-six weeks of 2010 was $19.28 per guest.

The breadth of menu offerings at BRAVO! helps generate significant guest traffic at both lunch and dinner. Lunch entrées range in price from $8 to $18, while appetizers, pizzas, flatbreads and entrée salads range from $6 to $14. During the first twenty-six weeks of 2010, the average lunch check for BRAVO! was $14.79 per guest. Dinner entrées range in price from $12 to $29 and include a broad selection of fresh pastas, steaks, chicken and seafood. Dinner appetizers, pizzas, flatbreads and entrée salads range from $6 to $15. During the first twenty-six weeks of 2010, the average dinner check for BRAVO! was $22.05 per guest. At BRAVO!, lunch and dinner represented 29.2% and 70.8% of revenues, respectively. Our average annual sales per comparable BRAVO! restaurant were $3.5 million in 2009.

BRAVO!’s architectural design incorporates interior features such as arched colonnades, broken columns, hand-crafted Italian reliefs, Arabescato marble and sizable wrought-iron chandeliers. We locate our BRAVO! restaurants in high-activity areas such as retail and lifestyle centers that are situated near commercial office space and high-density residential housing.

BRIO Tuscan Grille

BRIO Tuscan Grille is an upscale affordable Italian chophouse restaurant serving freshly-prepared, authentic northern Italian food in a Tuscan Villa atmosphere. BRIO means “lively” or “full of life” in Italian and draws its inspiration from the cherished Tuscan philosophy of “to eat well is to live well.” As of June 27, 2010, we owned and operated 38 BRIO restaurants in 17 states.

The cuisine at BRIO is prepared using fresh ingredients and a high standard for quality execution with an emphasis on steaks, chops, fresh seafood and made-to-order pastas. BRIO also offers creative seasonal specials, an extensive wine list, carry-out and banquet facilities at select locations. We believe that our passion for excellence in service and culinary expertise, along with our generous portions, contemporary dining elements and ambiance, offers our guests an attractive price-value proposition. The average check for BRIO during the first twenty-six weeks of 2010 was $25.14 per guest.

BRIO offers lunch entrées that range in price from $10 to $18 and appetizers, sandwiches, flatbreads and entrée salads ranging from $8 to $15. During the first twenty-six weeks of 2010, the average lunch check for BRIO was $17.94 per guest. Dinner entrées range in price from $14 to $30, while appetizers, sandwiches, flatbreads, bruschettas and entrée salads range from $8 to $15. During the first twenty-six weeks of 2010, the average dinner check for BRIO was $30.51 per guest. At BRIO, lunch and dinner represented 30.5% and 69.5% of revenues, respectively. Our average annual sales per comparable BRIO restaurant were $4.8 million in 2009.

The design and architectural elements of BRIO restaurants are important to the guest experience. The goal is to bring the pleasures of the Tuscan country villa to our restaurant guests. The warm, inviting ambiance of BRIO incorporates interior features such as antique hardwood Cypress flooring, arched colonnades, hand-crafted Italian mosaics, hand-crafted walls covered in an antique Venetian plaster, Arabescato marble and sizable wrought-iron chandeliers. BRIO is typically located in high-traffic, high-visibility locations in affluent suburban and urban markets.

We also operate one full-service upscale affordable American-French bistro restaurant in Columbus, Ohio under the brand “Bon Vie.” Our Bon Vie restaurant is included in the BRIO operating and financial data set forth in this prospectus.

Our Business Strengths

Our mission statement is to be the best Italian restaurant company in America by delivering the highest quality food and service to each guest...at each meal...each and every day. The following strengths help us achieve these objectives:

Two Differentiated yet Complementary Brands.  We have developed two premier upscale affordable Italian restaurant brands that are highly complementary and can be located in common markets. Our brands are designed to have broad guest appeal at two different price points. Both BRAVO! and BRIO have their own Corporate Executive Chef who develops recipes and menu items with differentiated flavor profiles and price points. Entry level pricing for both lunch and dinner entrees at BRAVO! is approximately $2 below BRIO, providing more alternatives for guests at a lower price point. The guests of BRIO, which offers a greater selection of protein dishes, tend to purchase more steaks, chops, chicken and seafood items while guests of BRAVO! select a higher mix of pasta dishes. In addition, sales of alcoholic beverages at BRAVO! represent approximately 16.4% of restaurant sales compared to approximately 22.5% of restaurant sales at BRIO, primarily due to BRIO’s slightly more extensive wine list and more favorable bar business.

Each brand features unique design elements and atmospheres that attract a diverse guest base as well as common guests who visit both BRAVO! and BRIO for different dining experiences. The differentiated qualities of our brands allow us to operate in significantly more locations than would be possible with one brand, including high-density residential areas, shopping malls, lifestyle centers and other high-traffic locations. Based on demographics, co-tenants and net investment requirements, we can choose between our two brands to determine which is optimal for a location and thereby generate highly attractive returns on our investment. We focus on choosing the right brand for a specific site based on population density and demographics. Management targets markets with $65,000 minimum annual household income and a population density of 125,000 residents within a particular trade area for BRAVO! and $70,000 minimum annual household income and a population density of 150,000 residents within a particular trade area for BRIO. We have a business model that maintains quality and consistency on a national basis while also having the flexibility to cater to the specific characteristics of a particular market. We have a proven track record of successfully opening new restaurants in a number of diverse real estate locations, including both freestanding and in-line with other national retailers. In addition, we believe the flexibility of our restaurant design is a competitive advantage that allows us to open new restaurants in attractive markets without being limited to a standard prototype.

Our brands maintain several common qualities, including certain design elements such as chandeliers and marble and granite counter tops, that help reduce building and construction costs and create consistency for our guests. We share best practices in service, preparation and food quality across both brands. In addition, we share services such as real estate development, purchasing, human resources, marketing and advertising, information technology, finance and accounting, allowing us to maximize efficiencies across our company as we continue our growth.

Broad Appeal with Attractive Guest Base.  We provide an upscale, yet inviting, atmosphere attracting guests from a variety of age groups and economic backgrounds. We provide our guests an upscale affordable dining experience at both lunch and dinner, which attracts guests from both the casual dining and fine dining segments. We locate our restaurants in high-traffic suburban and urban locations to attract primarily local patrons with limited reliance on business travelers. Our blend of location, menu offerings and ambiance is designed to appeal to women, a key decision-maker when deciding where to dine and shop. We believe that women currently account for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively. This positioning helps make our restaurants attractive for developers and landlords. We have also cultivated a loyal guest base, with a majority of our guests dining with us at least once a month.

Superior Dining Experience and Value.  The strength of our value proposition lies in our ability to provide freshly-prepared Italian cuisine in a lively restaurant atmosphere with highly attentive guest service at an attractive price point. We believe that the dining experiences we offer, coupled with an attractive price-value relationship, helps us create long-term, loyal and highly satisfied guests.

•	The Food. We offer made-to-order menu items prepared using traditional Italian culinary techniques with an emphasis on fresh ingredients and authentic recipes. Our food menu is complemented by a wine list that offers both familiar varieties as well as wines exclusive to our restaurants. An attention to detail, culinary expertise and focused execution reflects our chef-driven culture.

•	The Service. We are committed to delivering superior service to each guest, at each meal, each and every day. We place significant emphasis on maintaining high waitstaff-to-table ratios, thoroughly training all service personnel on the details of each menu item and staffing each restaurant with experienced management teams to ensure consistent and attentive guest service.

•	The Experience. Lively, high-energy environments blending dramatic design elements with a warm and inviting atmosphere create a memorable guest experience. Signature architectural and décor elements include the lively theatre of exhibition kitchens, high ceilings, white tablecloths, a centerpiece bar and relaxing patio areas. These elements, along with our superior service and value, help form a bond between our guests and our restaurants, encouraging guest loyalty and more frequent visits.

Nationally Recognized Restaurant Anchor.  Our differentiated brands, the attractive demographics of our guests and the high number of weekly guest visits to our restaurants have positioned us as a preferred tenant and the multi-location Italian restaurant company of choice for national and regional real estate developers. Landlords and developers seek out our concepts to be restaurant anchors for their developments as they are highly complementary to national retailers, having attracted on average between 3,000-5,000 guests per restaurant each week in 2009. As a result of the importance of our brands to the retail centers in which we are located, we are often able to negotiate the prime location within a center and favorable real estate terms, which helps to drive strong returns on capital for our shareholders.

Compelling Unit Economics.  We have successfully opened and operated both of our brands in multiple geographic regions and achieved attractive rates of return on our invested capital, providing a strong foundation for expansion in both new and existing markets. Our ability to grow rapidly and efficiently in all market conditions is evidenced through our strong track record of new restaurant openings, including our 2009 openings which generated above average year one revenues and operating margins. Under our current investment model, BRAVO! restaurant openings require a net cash investment of approximately $1.8 million and BRIO restaurant openings require a net cash investment of approximately $2.2 million. We target a cash-on-cash return beginning in the third operating year for both of our restaurants of between 30% and 40%. Our ten most recent BRAVO! and BRIO restaurants that have been open at least three years as of June 27, 2010 have on average generated a third operating year cash-on-cash return in excess of our targets.

Management Team with Proven Track Record.  We have assembled a tested and proven management team with significant experience operating public companies. Our management team is led by our CEO and President, Saed Mohseni, former CEO of McCormick & Schmick’s Seafood Restaurants, Inc., who joined the company in February 2007. Since Mr. Mohseni’s arrival, we have continued to open new restaurants despite the economic recession. These new restaurant openings have been a key driver of our growth in revenue and Adjusted EBITDA, which have increased 29.1% and 89.0%, respectively, between the years ended 2006 and 2009. In addition to new restaurant growth, we have also implemented a number of revenue and margin enhancing initiatives such as our wine by the glass offerings, wine flights, dessert trays and a new bar menu. These programs were strategically implemented to improve our guest experience and maintain our brand image, as opposed to the discounting programs implemented by some other restaurant operators designed to increase traffic and revenue at the expense of operating margins. In addition, we have improved our labor efficiencies and food cost management, which helped to drive our margin increases and improved our restaurant-level profitability. These changes resulted in an increase in our restaurant-level operating margin from 16.0% in 2006 to 17.4% in 2009, a 140 basis point improvement. Restaurant-level operating margin represents our revenues less total restaurant operating costs, as a percentage of our revenues.

Our Growth Strategies

We believe our restaurants have significant growth potential due to our position in the upscale affordable dining segment, broad guest appeal and strong unit economics. Our growth model is comprised of the following three primary drivers:

Pursue Disciplined Restaurant Growth.  We believe that there are significant opportunities to grow our brands on a nationwide basis in both existing and new markets where we believe we can generate attractive unit level economics. We are pursuing a disciplined growth strategy for both of our brands. We believe that each brand is at an early stage of its expansion.

We have built a scalable infrastructure and have successfully grown our restaurant base through a challenging market environment. Despite difficult economic conditions, we opened seven new restaurants in 2009. We continue to grow in 2010, having opened two new restaurants in each of the first and second quarters of 2010, with one additional restaurant planned to be opened later this year. We plan to open five to six new restaurants in 2011 and aim to open between 45 and 50 new restaurants over the next five years.

Grow Existing Restaurant Sales.  We will continue to pursue targeted local marketing efforts and evaluate operational initiatives designed to increase unit volumes without relying on the margin-eroding discounting programs adopted by many of our competitors.

Initiatives at BRAVO! include increasing online ordering, which generates a higher average per person check compared to our current carry-out business, expanding local restaurant marketing and promoting our patio business. Other initiatives include promoting our bar program through martini night and happy hour programs and expanding our feature cards to include appetizers and desserts.

At BRIO, we are promoting our bar programs, implementing wine flights and dessert trays, introducing a new bar menu and expanding the selection of wines by the glass. In addition, we believe there is an opportunity to expand our banquet and special events catering business. Our banquet and special events catering business typically generates a higher average per person check than our dining rooms and, as a result of reduced labor costs relative to revenue, allows us to achieve higher margins on those revenues.

We believe our existing restaurants will benefit from increasing brand awareness as we continue to enter new markets. In addition, we may selectively remodel existing units to include additional seating capacity to increase revenue.

Maintain Margins Throughout Our Growth.  We will continue to aggressively protect our margins using economies of scale, including marketing and purchasing synergies between our brands and leveraging our corporate infrastructure as we continue to open new restaurants. Additional margin enhancement opportunities include increasing labor efficiency through the use of scheduling tools, menu engineering and other operating cost reduction programs.

Our History

We were incorporated as an Ohio corporation under the name Belden Village Venture, Inc. in July 1987. Our name was changed to Bravo Cucina of Dayton, Inc. in September 1995, to Bravo Development, Inc. in December 1998 and to Bravo Brio Restaurant Group, Inc. in June 2010. We opened our first BRAVO! Cucina Italiana in 1992 in Columbus, Ohio. In 1999, we opened our first BRIO Tuscan Grille in Columbus, Ohio. In June 2006, we entered into a recapitalization transaction with Bravo Development Holdings LLC, an entity controlled by two private equity firms, Bruckmann, Rosser, Sherrill & Co. Management, L.P. and Castle Harlan, Inc. As a result of the recapitalization transaction, Bravo Development Holdings LLC, or Holdings, became our majority shareholder.

Reorganization Transactions

It is anticipated that Holdings and each of our other current shareholders will enter into an exchange agreement with us pursuant to which, immediately prior to the consummation of this offering, Holdings and each such other shareholder will exchange all outstanding shares of our Series A preferred stock and common stock for shares of our new common stock. Following these exchanges and immediately prior to the consummation of this offering, Holdings will in turn distribute the shares of new common stock it receives in the exchanges to its members on a pro rata basis in accordance with such members’ ownership interests in the units of Holdings. Holdings will then be dissolved. See “Reorganization Transactions” for more information.

Our Sponsors

Bruckmann, Rosser, Sherrill & Co. Management, L.P.

Bruckmann, Rosser, Sherrill & Co. Management, L.P., which we refer to as BRS, is a New York based private equity firm with previous investments and remaining committed capital totaling $1.4 billion. BRS partners with management teams to create financial and operational value over the long-term for the benefit of its investors, focusing on investments in middle market consumer goods and services businesses. Companies that possess existing or emerging strong market positions and are well-positioned for accelerated long-term growth are best positioned to benefit from the firm’s support and expertise. BRS and its principals have extensive experience in the restaurant industry, having completed 16 restaurant investments to date, including add-on acquisitions. Since 1996, BRS has purchased over 40 portfolio companies for aggregate consideration of over $6.4 billion.

Castle Harlan, Inc.

Castle Harlan was founded in 1987 by John K. Castle, former president and chief executive officer of Donaldson, Lufkin & Jenrette, an investment banking firm, and Leonard M. Harlan, founder and former chairman of The Harlan Company. Castle Harlan invests in controlling interests in the buyout and development of middle-market companies principally in North America and Europe. Its team of 20 investment professionals has completed 52 acquisitions since its inception with a total value in excess of $9.0 billion. Castle Harlan currently manages investment funds globally with equity commitments of $2.5 billion. Castle Harlan’s current and former investments in the restaurant industry include investments in McCormick & Schmick’s Seafood Restaurants, Inc., Charlie Brown’s, Inc., Caribbean Restaurants, LLC and Morton’s Restaurant Group, Inc.

Risk Factors

Before you invest in our shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include, among others:

•	our financial results depend significantly upon the success of our existing and new restaurants;

•	our long-term success is highly dependent on our ability to successfully develop and expand our operations;

•	changes in economic conditions, including continued effects from the recent recession, could materially affect our business, financial condition and results of operations;

•	we have had net losses in the past, in part due to a 3.8% decrease in sales per comparable restaurant in 2008 as compared to 2007 and a 7.4% decrease in sales per comparable restaurant in 2009 as compared to 2008, and our future profitability is uncertain;

•	damage to our reputation or lack of acceptance of our brands in existing and new markets could negatively affect our business, financial condition and results of operations;

•	because many of our restaurants are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas;

•	changes in food availability and costs could adversely affect our operating results;

•	increases in our labor costs, including as a result of changes in government regulation, could slow our growth or harm our business; and

•	guest traffic at our restaurants could be significantly affected by competition in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete.

Company Information

Our principal executive office is located at 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212 and our telephone number is (614) 326-7944. Our website address is www.bbrg.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Shares of common stock offered by us	shares.

Shares of common stock offered by the selling shareholders	shares, or shares if the underwriters exercise their over-allotment option in full.

Over-allotment option	The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock to cover overallotments.

Ownership after offering	Upon completion of this offering, our executive officers, directors and affiliated entities will own approximately % of our outstanding common stock, or % if the underwriters exercise their over-allotment option in full, and will as a result have significant control over our affairs.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with $ million in borrowings under our new senior credit facilities, to:

• repay all loans outstanding under our existing senior credit facilities, and any accrued and unpaid interest and related LIBOR breakage costs and other fees; and

• repay all of our outstanding 13.25% senior subordinated secured notes, and any accrued and unpaid interest.

As of June 27, 2010, approximately $79.4 million principal amount of loans were outstanding under our existing senior credit facilities and approximately $32.4 million aggregate principal amount of our 13.25% senior subordinated secured notes were outstanding.

Any remaining net proceeds will be used for general corporate purposes. Affiliates of Wells Fargo Securities, LLC and Jefferies & Company, Inc., underwriters in this offering, are parties to our existing senior credit facilities and will receive approximately $ million and $ million, respectively, of the proceeds used to repay the loans outstanding under our existing senior credit facilities.

We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders. See “Use of Proceeds,” “Principal and Selling Shareholders” and “Underwriting — Conflicts of Interest.”

Dividend policy	We do not currently pay cash dividends on our stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, we anticipate that our ability to declare and pay dividends will also be restricted by covenants in our new senior credit facilities. See “Description of Indebtedness — New Senior Credit Facilities” and “Risk Factors— Our substantial indebtedness may limit our ability to invest in the ongoing needs of our business.”

Proposed Nasdaq Global Market symbol	BBRG.

Risk factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common stock.

Conflicts of interest	As described in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay all loans outstanding under our existing senior credit facilities. Because an affiliate of Wells Fargo Securities, LLC will receive more than 5.0% of the net proceeds of this offering, the offering will be conducted in accordance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, as administered by the Financial Industry Regulatory Authority. This rule requires, among other things, that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter” and that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Jefferies & Company, Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, or the Securities Act, specifically including those inherent in Section 11 of the Securities Act.

Unless otherwise noted, all information in this prospectus:

•	assumes that the underwriters do not exercise their over-allotment option; and

•	other than historical financial information, reflects (1) the exchange of all shares of our issued and outstanding common stock for shares of new common stock at an exchange ratio of 1: and (2) the exchange of all shares of our issued and outstanding Series A preferred stock for shares of new common stock at an exchange ratio of 1: immediately prior to the consummation of this offering, based upon an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus. See “Reorganization Transactions.”

Without giving effect to the reorganization transactions (as defined in “Reorganization Transactions”) expected to occur prior to the consummation of this offering, the number of shares of our common stock to be outstanding after this offering is based on 1,050,000 shares of common stock outstanding as of June 27, 2010 and excludes 257,875 shares of our common stock issuable upon exercise of outstanding options under the Bravo Development, Inc. Option Plan as of June 27, 2010 at a weighted average exercise price of $9.92 per share. See “Compensation Discussion and Analysis — Bravo Development, Inc. Option Plan.”

Optionholders do not have the right to exercise their vested options unless and until the Company’s private equity sponsors attain designated returns on their investment, measured based on the sponsors’ receipt of net proceeds and internal rate of return from an approved sale or public offering. The Company’s board of directors has determined, pursuant to the exercise of its discretion in accordance with the 2006 Bravo Development Inc. Option Plan, that a certain percentage of each outstanding option award may be deemed vested and exercisable in connection with this offering, dependent upon achievement of designated performance thresholds. See “Compensation Discussion and Analysis — Equity Compensation.”

Based upon an initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, options to purchase        shares of our common stock will be fully vested and exercisable following the consummation of this offering.

Summary Historical Consolidated Financial and Operating Data

The following table sets forth, for the periods and dates indicated, our summary historical consolidated financial and operating data. We have derived the statement of operations data for the fiscal years ended December 30, 2007, December 28, 2008 and December 27, 2009 and the balance sheet data as of December 28, 2008 and December 27, 2009 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the balance sheet data as of December 30, 2007 from our audited consolidated financial statements not included elsewhere in this prospectus. We have derived the statement of operations data for the twenty-six weeks ended June 28, 2009 and June 27, 2010 and balance sheet data as of June 27, 2010 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. We have derived the balance sheet data as of June 28, 2009 from our unaudited interim consolidated financial statements not included elsewhere in this prospectus. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

				Twenty-Six
	Year Ended(1)			Weeks Ended
	December 30,	December 28,	December 27,	June 28,	June 27,
	2007	2008	2009	2009	2010
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Revenues	$265,374	$300,783	$311,709	$153,514	$170,996
Cost of Sales	75,340	84,618	82,609	40,765	44,389
Labor	89,663	102,323	106,330	53,733	58,100
Operating	41,567	47,690	48,917	25,265	26,560
Occupancy	16,054	18,736	19,636	10,435	11,310
General and administrative expenses	16,768	15,042	17,123	8,898	8,936
Restaurant pre-opening costs	5,647	5,434	3,758	2,060	1,685
Depreciation and amortization	12,309	14,651	16,088	7,889	8,335
Asset impairment charges		8,506	6,436
Other expenses, net	462	229	157	153	51

Total costs and expenses	257,810	297,229	301,054	149,198	159,366
Income (loss) from operations	7,564	3,554	10,655	4,316	11,630
Net interest expense	11,853	9,892	7,119	3,693	3,543

Income (loss) from continuing operations before income taxes	(4,289)	(6,338)	3,536	623	8,087
Income tax provision (benefit)	(3,503)	55,061	135	120	104

Net income (loss)	$(786)	$(61,399)	$3,401	$503	$7,983
Undeclared preferred dividend	(8,920)	(10,175)	(11,599)	(5,420)	(6,179)

Net income (loss) available to common shareholders	$(9,706)	$(71,574)	$(8,198)	$(4,917)	$1,804

As Adjusted Per Share Data:(2)
Income (loss) from continuing operations			$	$	$
Weighted average common shares outstanding, basic and diluted

Other Financial Data:
Net cash provided from operating activities	$31,291	$32,501	$33,782	$10,829	$14,943
Net cash provided from (used for) investing activities	$(35,536)	$(43,088)	$(24,957)	$(12,627)	$(8,568)
Net cash (used in) provided by financing activities	$4,156	$10,529	$(9,258)	$1,362	$(6,356)
Capital expenditures	$28,782	$24,578	$14,121	$6,292	$3,110
Adjusted EBITDA(3)	$20,260	$27,218	$34,790	$13,020	$20,770
Adjusted EBITDA margin	7.6%	9.0%	11.2%	8.5%	12.1%
Operating Data:
Total restaurants (at end of period)	63	75	81	79	85
Total comparable restaurants (at end of period)	49	54	61	62	74
Change in comparable restaurant sales	0.6%	(3.8)%	(7.4)%	(9.1)%	1.1%
BRAVO!:
Restaurants (at end of period)	38	44	45	45	47
Total comparable restaurants (at end of period)	31	33	36	37	43
Average sales per comparable restaurant	$3,890	$3,715	$3,457	$1,713	$1,679
Change in comparable restaurant sales	0.9%	(4.1)%	(7.1)%	(9.2)%	(0.3)%
BRIO:
Restaurants (at end of period)	25	31	36	34	38
Total comparable restaurants (at end of period)	18	21	25	25	31
Average sales per comparable restaurant	$5,308	$5,401	$4,812	$2,433	$2,506
Change in comparable restaurant sales	0.2%	(3.6)%	(7.8)%	(9.1)%	2.4%

				Twenty-Six
	Year Ended(1)			Weeks Ended
	December 30,	December 28,	December 27,	June 28,	June 27,
	2007	2008	2009	2009	2010
	(Dollars in thousands, except per share data)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$740	$682	$249	$246	$268
Working capital (deficit)	$(33,110)	$(34,320)	$(36,156)	$(33,797)	$(32,614)
Total assets	$195,048	$157,764	$160,842	$160,401	$159,144
Total debt	$114,136	$125,950	$118,031	$127,975	$111,790
Total stockholders’ equity (deficiency in assets)	$(14,692)	$(76,091)	$(72,690)	$(75,590)	$(64,707)

	Actual	As Adjusted(2)
	As of	As of
	June 27,	June 27,
	2010	2010
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$268
Working capital (deficit)	$(32,614)
Total assets	$159,144
Total debt	$111,790
Total stockholders’ equity (deficiency in assets)	$(64,707)

(1)	We utilize a 52- or 53-week accounting period which ends on the Sunday closest to December 31. The fiscal years ended December 27, 2009, December 28, 2008 and December 30, 2007 each have 52 weeks.

(2)	Gives effect to (i) the reorganization transactions expected to occur prior to the consummation of this offering, (ii) this offering and (iii) the application of the net proceeds of this offering and of borrowings under our new senior credit facilities as described under “Use of Proceeds.”

(3)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization plus the sum of asset impairment charges and management fees and expenses. We are presenting Adjusted EBITDA, which is not required by U.S. generally accepted accounting principles, or GAAP, because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss) which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. We use Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses and asset impairment charges; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; and (iii) we use Adjusted EBITDA internally as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of Adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Adjusted EBITDA facilitates company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Adjusted EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Adjusted EBITDA has limitations as an analytical financial measure, including the following:

•	Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

•	Adjusted EBITDA does not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does Adjusted EBITDA reflect any cash requirements for such replacements; and

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs.

This prospectus also includes information concerning Adjusted EBITDA margin, which is defined as the ratio of Adjusted EBITDA to revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from revenues and we believe its inclusion is appropriate to provide additional information to investors.

A reconciliation of Adjusted EBITDA and EBITDA to net income is provided below.

				Twenty-Six
	Year Ended			Weeks Ended
	December 30,	December 28,	December 27,	June 28,	June 27,
	2007	2008	2009	2009	2010
	(In thousands)
Net income (loss)	$(786)	$(61,399)	$3,401	$503	$7,983
Income tax expense (benefit)	(3,503)	55,061	135	120	104
Interest expense	11,853	9,892	7,119	3,693	3,543
Depreciation and amortization	12,309	14,651	16,088	7,889	8,335

EBITDA	$19,873	$18,205	$26,743	$12,205	$19,965
Asset impairment charges	—	8,506	6,436	—	—
Management fees and expenses	387	507	1,611	815	805

Adjusted EBITDA	$20,260	$27,218	$34,790	$13,020	$20,770

Risk Factors

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes to those statements, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our financial results depend significantly upon the success of our existing and new restaurants.

Future growth in revenues and profits will depend on our ability to grow sales and efficiently manage costs in our existing and new restaurants. As of June 27, 2010, we operated 47 BRAVO! restaurants and 38 BRIO restaurants, of which three BRAVO! restaurants and four BRIO restaurants have opened within the preceding twelve months. The results achieved by these restaurants may not be indicative of longer-term performance or the potential market acceptance of restaurants in other locations.

In particular, the success of our restaurants revolves principally around guest traffic and average check per guest. Significant factors that might adversely impact our guest traffic levels and average guest check include, without limitation:

•	declining economic conditions, including housing market downturns, rising unemployment rates, lower disposable income and consumer confidence and other events or factors that adversely affect consumer spending in the markets we serve;

•	increased competition (both in the upscale casual dining segment and in other segments of the restaurant industry);

•	changes in consumer preferences;

•	guests’ budgeting constraints and choosing not to order certain high-margin items such as desserts and beverages (both alcoholic and non-alcoholic);

•	guests’ failure to accept menu price increases that we may make to offset increases in key operating costs;

•	our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value and service; and

•	guest experiences from dining in our restaurants.

Our restaurants are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including, without limitation:

•	food and other raw materials costs, many of which we do not or cannot effectively hedge;

•	labor costs, including wage, workers’ compensation, health care and other benefits expenses;

•	rent expenses and other costs under leases for our new and existing restaurants;

•	energy, water and other utility costs;

•	costs for insurance (including health, liability and workers’ compensation);

•	information technology and other logistical costs; and

•	expenses due to litigation against us.

The failure of our existing or new restaurants to perform as expected could have a significant negative impact on our financial condition and results of operations.

Our long-term success is highly dependent on our ability to successfully develop and expand our operations.

We intend to develop new restaurants in our existing markets, and selectively enter into new markets. Since the end of 2005, we have expanded from 30 BRAVO! restaurants and 19 BRIO restaurants to 47 and 38 BRAVO!

and BRIO restaurants, respectively, as of June 27, 2010. We also expect to open one additional BRIO restaurant prior to the end of 2010. There can be no assurance that any new restaurant that we open will have similar operating results to those of existing restaurants. The number and timing of new restaurants actually opened during any given period, and their associated contribution to operating growth, may be negatively impacted by a number of factors including, without limitation:

•	our inability to generate sufficient funds from operations or to obtain favorable financing to support our development;

•	identification and availability of, and competition for, high quality locations that will continue to drive high levels of sales per unit;

•	acceptable lease arrangements, including sufficient levels of tenant allowances and construction contributions;

•	the financial viability of our landlords, including the availability of financing for our landlords;

•	construction and development cost management;

•	timely delivery of the leased premises to us from our landlords and punctual commencement of build-out construction activities;

•	delays due to the highly customized nature of our restaurant concepts and the complex design, construction and pre-opening processes for each new location;

•	obtaining all necessary governmental licenses and permits on a timely basis to construct and operate our restaurants;

•	competition in new markets, including competition for restaurant sites;

•	unforeseen engineering or environmental problems with the leased premises;

•	adverse weather during the construction period;

•	anticipated commercial, residential and infrastructure development near our new restaurants;

•	recruitment of qualified managers, chefs and other key operating personnel; and

•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

We may not be able to open our planned new restaurants on a timely basis, if at all, and, if opened, these restaurants may not be operated profitably. We have experienced, and expect to continue to experience, delays in restaurant openings from time to time. Such actions may limit our growth opportunities. We cannot assure you that we will be able to successfully expand or acquire critical market presence for our brands in new geographical markets, as we may encounter well-established competitors with substantially greater financial resources. We may be unable to find attractive locations, acquire name recognition, successfully market our brands or attract new guests. Competitive circumstances and consumer characteristics in new market segments and new geographical markets may differ substantially from those in the market segments and geographical markets in which we have substantial experience. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be harmed.

Changes in economic conditions, including continuing effects from the recent recession, could materially affect our business, financial condition and results of operations.

We, together with the rest of the restaurant industry, depend upon consumer discretionary spending. The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies and reduced access to credit and reduced consumer confidence, has impacted consumers’ ability and willingness to spend discretionary dollars. Economic conditions may remain volatile and may continue to repress consumer confidence and discretionary spending for the near term. If the weak economy continues for a prolonged period of time or worsens, guest traffic could be adversely impacted if our guests choose to dine out less frequently or reduce the amount they spend on meals while dining out. We believe that if the current negative economic conditions persist for a long period of time or become more pervasive, consumers might make long- lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. Additionally, a decline in corporate travel and entertainment spending could result in a decrease in the traffic of business travelers at our restaurants. If restaurant sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures have resulted and could result from prolonged negative restaurant sales.

We have had net losses in the past, in part due to a 3.8% decrease in sales per comparable restaurant in 2008 as compared to 2007 and a 7.4% decrease in sales per comparable restaurant in 2009 as compared to 2008, and our future profitability is uncertain.

During the years ended December 30, 2007 and December 28, 2008, we had a net loss of approximately $0.8 million and $61.4 million, respectively. The net losses during these periods were due to a number of factors, including the impact of the recent recession and weak economic conditions in the markets in which our restaurants are located. During the year ended December 28, 2008, we also incurred an income tax expense of $55.0 million due primarily to a valuation allowance of $59.4 million against the total net deferred tax asset as well as a non-cash impairment charge of $8.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”Although we had net income of $3.4 million and $8.0 million for the year ended December 27, 2009 and the twenty-six weeks ended June 27, 2010, respectively, we can make no assurances that we will continue to be profitable in future periods. In addition, we had a 3.8% decrease in sales from our comparables restaurants in 2008 as compared to 2007 and a 7.4% decrease in 2009 as compared to 2008. Future net losses and declines in average sales per comparable restaurant may limit our ability to fund our operations, pursue our growth strategy and service our indebtedness.

Damage to our reputation or lack of acceptance of our brands in existing and new markets could negatively impact our business, financial condition and results of operations.

We believe we have built a strong reputation for the quality and breadth of our menu and our restaurants, and we must protect and grow the value of our BRAVO! and BRIO brands to continue to be successful in the future. Any incident that erodes consumer affinity for our brands could significantly reduce their respective values and damage our business. If guests perceive or experience a reduction in food quality, service or ambiance, or in any way believe we failed to deliver a consistently positive experience, our brand value could suffer and our business may be adversely affected.

A multi-location restaurant business such as ours can be adversely affected by negative publicity or news reports, whether or not accurate, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers or others across the food industry supply chain. While we have taken steps to mitigate food quality, public health and other foodservice-related risks, these types of health concerns or negative publicity cannot be completely eliminated or mitigated and may materially harm our results of operations and result in damage to our brands. For example, in May 2006, a food virus outbreak in Michigan affected area restaurants, including one of our BRAVO! restaurants. As a result, this restaurant was closed for four days. While the effect of the outbreak was immaterial to our business, food quality issues or other public health concerns could have an adverse impact on our profitability.

In addition, our ability to successfully develop new restaurants in new markets may be adversely affected by a lack of awareness or acceptance of our brands in these new markets. To the extent that we are unable to foster name recognition and affinity for our brands in new markets, our new restaurants may not perform as expected and our growth may be significantly delayed or impaired.

Because many of our restaurants are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

Our financial performance is highly dependent on restaurants located in Ohio, Florida, Michigan and Pennsylvania, which comprise approximately 45% of our total restaurants. As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In recent years, certain of these states have been more negatively impacted by the housing decline, high unemployment rates and the overall economic crisis than other geographic areas. In addition, given our geographic concentrations, negative publicity regarding any of our restaurants in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, hurricanes, droughts or other natural or man-made disasters.

In particular, adverse weather conditions can impact guest traffic at our restaurants, cause the temporary underutilization of outdoor patio seating, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods. Approximately 34% of our total restaurants are located in Ohio, Michigan and Pennsylvania, which are particularly susceptible to snowfall, and 13% of our total restaurants are located in Florida and Louisiana, which are particularly susceptible to hurricanes. Our business is subject to seasonal fluctuations, with restaurant sales typically higher during certain months, such as December. Adverse weather conditions during our most favorable months or periods may exacerbate the effect of adverse weather on guest traffic and may cause fluctuations in our operating results from quarter-to-quarter within a fiscal year. For example, the significant snowfall in the Northeast United States in February 2010 led to reduced guest traffic at several of our restaurants. In addition, outdoor patio seating is available at most of our restaurants and may be impacted by a number of weather-related factors. Our inability to fully utilize our restaurants’ seating capacity as planned may negatively impact our revenues and results of operations.

The impact of negative economic factors, including the availability of credit, on our landlords and other retail center tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. Approximately 6% of our restaurants are in locations that are owned, managed or controlled by a landlord that has filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the last 12 months. This landlord may be able to reject our leases in the bankruptcy proceedings. As of June 27, 2010, none of our leases have been rejected, but we cannot assure you that any landlord that has filed, or may in the future file, for bankruptcy protection may not attempt to reject leases with us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords. Many landlords have delayed or cancelled recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which has reduced the number of high-quality locations available that we would consider for our new restaurants.

In addition, several other tenants at retail centers in which we are located or where we have executed leases have ceased operations or, in some cases, have deferred openings or failed to open after committing to do so. These failures may lead to reduced guest traffic at retail centers in which our restaurants are located and may contribute to lower guest traffic at our restaurants.

Changes in food availability and costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs. We rely on local, regional and national distributors and suppliers to provide our produce, beef, poultry, seafood and other ingredients. We contract with Distribution Market Advantage, or DMA, a cooperative of multiple food distributors located throughout the nation, and US Foodservice for the broadline distribution of most of our food products. Other than for a portion of our commodities, which are purchased locally by each restaurant, we rely on Gordon Food Service, or GFS, as the primary distributor of a majority of our ingredients. Through our agreement with DMA, we have a non-exclusive arrangement with GFS on terms and conditions that we believe are consistent with those made available to similarly situated restaurant companies. Although we believe that alternative distribution sources are available, any increase in distribution prices or failure to perform by GFS could cause our food costs to increase. Additionally, we currently rely on sole suppliers for certain of our food products, including substantially all of our soups and the majority of our sauces. Failure to identify an alternate source of supply for these items may result in significant cost increases. Increases in distribution costs or sale prices could also cause our food costs to increase. In addition, any material interruptions in our supply chain, such as a material interruption of ingredient supply due to the failures of third-party distributors or suppliers, or interruptions in service by common carriers that ship goods within our distribution channels, may result in significant cost increases and reduce sales. Changes in the price or availability of certain food products could affect our ability to offer a broad menu and price offering to guests and could materially adversely affect our profitability and reputation.

The type, variety, quality and price of produce, beef, poultry and seafood are more volatile than other types of food and are subject to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. For example, weather patterns in recent years have resulted in lower than normal levels of rainfall in key agricultural states such as California, impacting the price of water and the corresponding prices of food commodities grown in states facing drought conditions. Our food distributors or suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although we are able to contract for the majority of the food commodities used in our restaurants for periods of up to one year, the pricing and availability of some of the commodities used in our operations cannot be locked in for periods of longer than one week or at all. Currently, we have pricing understandings of varying lengths with several of our distributors and suppliers, including our distributors and suppliers of poultry, seafood, dairy products, soups and sauces, bakery items and certain meat products. We do not use financial instruments to hedge our risk to market fluctuations in the price of beef, seafood, produce and other food products at this time. We may not be able to anticipate and react to changing food costs through our purchasing practices and menu price adjustments in the future, and failure to do so could negatively impact our revenues and results of operations.

Increases in our labor costs, including as a result of changes in government regulation, could slow our growth or harm our business.

We are subject to a wide range of labor costs. Because our labor costs are, as a percentage of revenues, higher than other industries, we may be significantly harmed by labor cost increases.

We retain the financial responsibility for up to $250,000 of risks and associated liabilities with respect to workers’ compensation, general liability, employment practices and other insurable risks through our self insurance programs. Unfavorable fluctuations in market conditions, availability of such insurance or changes in state and/or federal regulations could significantly increase our self insurance costs and insurance premiums. In addition, we are subject to the risk of employment-related litigation at both the state and federal levels, including claims styled as class action lawsuits which are more costly to defend. Also, some employment related claims in the area of wage and hour disputes are not insurable risks.

Despite our efforts to control costs while still providing competitive health care benefits to our staff members, significant increases in health care costs continue to occur, and we can provide no assurance that our cost containment efforts in this area will be effective. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs, and significant increases in such costs could adversely impact our operating results. There is no assurance that we will be able to pass through the costs of such legislation in a manner that will not adversely impact our operating results.

In addition, many of our restaurant personnel are hourly workers subject to various minimum wage requirements or changes to tip credits. Mandated increases in minimum wage levels and changes to the tip credit, which are the amounts an employer is permitted to assume an employee receives in tips when calculating the employee’s hourly wage for minimum wage compliance purposes, have recently been and continue to be proposed and implemented at both federal and state government levels. Minimum wage increases or changes to allowable tip credits may increase our labor costs or effective tax rate.

Additionally, potential changes in labor legislation, including the Employee Free Choice Act (EFCA), could result in portions of our workforce being subjected to greater organized labor influence. The EFCA could impact the nature of labor relations in the United States and how union elections and contract negotiations are conducted. The EFCA aims to facilitate unionization, and employers of unionized employees may face mandatory, binding arbitration of labor scheduling, costs and standards, which could increase the costs of doing business. Although we do not currently have any unionized employees, EFCA or similar labor legislation could have an adverse effect on our business and financial results by imposing requirements that could potentially increase costs and reduce our operating flexibility.

Labor shortages could increase our labor costs significantly or restrict our growth plans.

Our restaurants are highly dependent on qualified management and operating personnel, including regional management, general managers and executive chefs. Qualified individuals have historically been in short supply and an inability to attract and retain them would limit the success of our existing restaurants as well as our development of new restaurants. We can make no assurances that we will be able to attract and retain qualified individuals in the future. Additionally, the cost of attracting and retaining qualified individuals may be higher than we anticipate, and as a result, our profitability could decline.

Guest traffic at our restaurants could be significantly affected by competition in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete.

The restaurant industry is highly competitive with respect to food quality, ambiance, service, price and value and location, and a substantial number of restaurant operations compete with us for guest traffic. The main competitors for our brands are other operators of mid-priced, full service concepts in the multi-location upscale affordable dining segment in which we compete most directly for real estate locations and guests, including Maggiano’s, Cheesecake Factory, P.F. Chang’s and BJ’s Restaurants, as well as high quality, locally owned and operated Italian restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well established in markets in which we have existing restaurants or intend to locate new restaurants. Any inability to successfully compete with the other restaurants in our markets will place downward pressure on our guest traffic and may prevent us from increasing or sustaining our revenues and profitability. We may also need to evolve our concepts in order to compete with popular new restaurant formats or concepts that develop from time to time, and we cannot offer any assurance that we will be successful in doing so or that modifications to our concepts will not reduce our profitability. In addition, with improving product offerings at fast casual restaurants, quick-service restaurants and grocery stores and the influence of negative economic conditions and other factors, consumers may choose less expensive alternatives, which could also negatively affect guest traffic at our restaurants.

New information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings could result in adverse changes in regulations and consumer eating habits.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes may result in the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the federal Patient Protection and Affordable Care Act, or PPACA, which was enacted on March 23, 2010, establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the law requires chain restaurants with 20 or more locations operating under the same trade name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a succinct statement regarding the suggested daily caloric intake, to enable consumers to understand the number of calories in the menu item in the context of a total daily diet. The law also requires such restaurants to provide to consumers, upon request, a written summary of detailed nutritional information, including total calories and calories from fat, total fat, saturated fat, cholesterol, sodium, total carbohydrates, complex carbohydrates, sugars, dietary fiber, and total protein in each serving size or other unit of measure, for each standard menu item. The menu must include a prominent, clear and conspicuous statement about the availability of this information upon request. The United States Food and Drug Administration, or FDA, is also permitted to require additional nutrient disclosures, such as trans fat content. An unfavorable report on our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

The federal nutrition labeling law under the PPACA became effective upon enactment, on March 23, 2010. However, the FDA, is required to issue proposed regulations by March 23, 2011 to establish the methods by which restaurants should measure the nutrient content of their standard menu items to arrive at the declared value, and the format and manner of the nutrient content disclosures required under the law. Thus, it is expected that the FDA will not enforce the requirements until these regulations are finalized. The new law specifically preempts conflicting state and local laws, and instead provides a single, national standard for nutrition labeling of restaurant menu items. In the meantime, we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another.

Compliance with these laws and regulations, as well as others regarding the ingredients and nutritional content of our menu items, may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. We cannot predict the impact of the new nutrition labeling requirements under the PPACA, once they are issued and implemented. Additionally, we cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits.

Our marketing programs may not be successful.

We expend significant resources in our marketing efforts, using a variety of media, including social media venues. We expect to continue to conduct brand awareness programs and guest initiatives to attract and retain guests. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to purchase significantly more television and radio advertising than we are able to purchase. Should our competitors increase spending on advertising and promotions or our advertising funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

The impact of new restaurant openings could result in fluctuations in our financial performance.

Quarterly results have been, and in the future may continue to be, significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control), including associated pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new restaurants. We typically incur the most significant portion of pre-opening expenses associated with a given restaurant within the two months immediately preceding and the month of the opening of the restaurant. Our experience has been that labor and operating costs associated with a newly opened restaurant for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. Our new restaurants commonly take several months to reach planned operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, lack of market awareness, inability to hire sufficient qualified staff and other factors. Accordingly, the volume and timing of new restaurant openings has had, and may continue to have, a meaningful impact on our profitability. Due to the foregoing factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for a full fiscal year, and these fluctuations may cause our operating results to be below expectations of public market analysts and investors.

Opening new restaurants in existing markets may negatively effect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors such as population density, local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant, whether using the same brand or a different brand, in or near markets in which we already have existing restaurants could adversely impact the sales of new or existing restaurants. We do not intend to open new restaurants that materially impact the existing sales of our existing restaurants. However, there can be no assurance that sales cannibalization between our restaurants will not occur or become more significant in the future as we continue to expand our operations.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate Saed Mohseni, our President and Chief Executive Officer, and certain of our other senior executive officers. We currently have an employment agreement in place with Mr. Mohseni. The loss of the services of our CEO, senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We also do not maintain any key man life insurance policies for any of our employees.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We opened two BRAVO! and five BRIO restaurants in 2009, and in 2008 we opened seven BRAVO! and six BRIO restaurants. We have opened two BRAVO! and two BRIO restaurants during 2010 and expect to open one additional BRIO restaurant before fiscal year end. Our recent and future growth may strain our restaurant management systems and resources, financial controls and information systems. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be materially and adversely affected. Likewise, if sales decline, we may be unable to reduce our infrastructure quickly enough to prevent sales deleveraging, which would adversely affect our profitability.

Changes in, or any failure to comply with, applicable laws or regulations may adversely affect our business and our growth strategy.

Our operations are subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments. The regulations cover matters relating to building construction (including environmental impact), zoning requirements, employment, nutritional information disclosure and the preparation and sale of food and alcoholic beverages. The impact of compliance with the laws and regulations of certain states, including states in which we are not currently located but may open restaurants in the future, may be more costly than compliance in other states.

Various state and local health, sanitation, fire and safety codes govern our existing restaurants. In addition, the development of additional restaurants will be subject to compliance with applicable construction, zoning, land use and environmental regulations. Difficulties in obtaining or renewing, or failures to obtain or renew, the required licenses or approvals on a cost-effective and timely basis could delay or prevent the development and openings of new restaurants, or could disrupt the operations of existing restaurants. As is the case with any operator of real property, we are subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with environmental laws could result in the imposition of severe penalties or restrictions on operations by governmental agencies or courts of law, which could adversely affect operations. We are unaware of any significant hazards on properties we operate or have operated, the remediation of which would result in material liability. We do not have separate environmental liability insurance nor do we maintain a reserve to cover such events. In the event of the determination of contamination on such properties, the Company, as operator, could be held liable for severe penalties and costs of remediation.

Our relationships with employees are governed by various federal and state labor laws and regulations, including minimum wage requirements, breaks, overtime pay, fringe benefits, safety, working conditions, unemployment tax rates, workers’ compensation rates and citizenship or work authorization requirements. We are also subject to the regulations of the U.S. Citizenship and Immigration Services and U.S. Customs and Immigration Enforcement. Our failure to comply with federal and state labor laws and regulations, or our staff members failure to meet federal citizenship or residency requirements, could result in a disruption in our work force, sanctions or fines against us and adverse publicity. We may be unable to increase our prices in order to pass increased labor costs on to our guests, in which case our margins would be negatively affected. Significant government-imposed increases in minimum wages, paid or unpaid leaves of absence, sick leave, and mandated health benefits, or increased tax reporting, assessment or payment requirements related to our staff members who receive gratuities, could be detrimental to the profitability of our restaurants operations. In addition, while we carry employment practices insurance covering a variety of labor-related liability claims, a settlement or judgment against us that is uninsured or in excess of our coverage limitations could have a material adverse effect on our results of operations, liquidity, financial position or business.

Our business is subject to extensive state and local government regulation relating to alcoholic beverage control, public health and food safety and labeling. For example, alcoholic beverage control regulations require each of our restaurants to obtain licenses and permits to sell alcoholic beverages on the premises, and each restaurant must obtain a food service license from local health authorities. In fiscal 2009, approximately 16.4% of our gross revenues at BRAVO! and 22.5% of our gross revenues at BRIO were attributable to the sale of alcoholic beverages. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. The failure of a restaurant to obtain or retain its licenses, permits or other approvals, or any suspension of such licenses, permits or other approvals, would adversely affect that restaurant’s operations and profitability and could adversely affect our ability to obtain these licenses elsewhere. We may also be subject to “dram shop” statutes in certain states, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Even though we are covered by general liability insurance, a settlement or judgment against us under a “dram shop” statute in excess of liability coverage could adversely affect our financial condition and results of operations.

Recent legislation enacted in March 2010 will require chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements, making applicable to restaurants certain nutrition labeling requirements from which restaurants have historically been exempt. Additionally, the United States Congress is currently considering food safety legislation that is expected to greatly expand the FDA’s authority over food safety. If this legislation is enacted, we cannot assure you that it will not impact our industry. The costs associated with such compliance may increase over time, and while our ability to adapt to consumer preferences is a strength of our concepts, the effect of such labeling requirements on consumer choices, if any, is unclear at this time.

In addition, our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 (“ADA”) and related federal and state statutes that prohibit discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons.

Restaurant companies have been the target of class-actions and other litigation alleging, among other things, violations of federal and state law.

We are subject to a variety of lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. In recent years, a number of restaurant companies have been subject to claims by guests, employees and others regarding issues such as food safety, personal injury and premises liability, employment-related claims, harassment, discrimination, disability and other operational issues common to the foodservice industry. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time, including a 2004 class action lawsuit initiated by servers at a BRIO location in Newport, Kentucky. In this lawsuit, certain of our servers alleged that they were required to remit back to the restaurant a percentage of their tips in violation of Kentucky law. While we settled this lawsuit for an immaterial amount and no other such lawsuits have had a material impact historically, an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have an adverse impact on our profitability and could cause variability in our results compared to expectations. We are self-insured, or carry insurance programs with specific retention levels, for a significant portion of our risks and associated liabilities with respect to workers’ compensation, general liability, employer’s liability, health benefits and other insurable risks. Regardless of whether any claims against us are valid or whether we are ultimately determined to be liable, we could also be adversely affected by negative publicity, litigation costs resulting from the defense of these claims and the diversion of time and resources from our operations.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

We believe our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations. In addition, the cost of workers’ compensation insurance, general liability insurance and directors and officers’ liability insurance fluctuates based on our historical trends, market conditions and availability. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase in 2010. These increases, as well as recently-enacted federal legislation requiring employers to provide specified levels of health insurance to all employees, could have a negative impact on our profitability, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our guests.

Our substantial indebtedness may limit our ability to invest in the ongoing needs of our business.

We have a substantial amount of indebtedness. On an as adjusted basis giving effect to this offering and the use of the offering proceeds, as well as entry into our new senior credit facilities, as of June 27, 2010 we had approximately $      million of total indebtedness. In particular, we expect to have approximately $     and $      of outstanding indebtedness under our new term loan facility and new revolving credit facility, respectively, and $      million of revolving loan availability under our new revolving credit facility. For the year ended December 27, 2009 and the twenty-six week period ended June 27, 2010, our principal repayments/(borrowings) on indebtedness (including net repayments under our existing revolving credit facility) were $9.3 million and $6.4 million, respectively, and cash interest expenses for such periods were $7.0 million and $3.4 million, respectively.

Our indebtedness could have important consequences to you. For example, it:

•	requires us to utilize a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes;

•	increases our vulnerability to adverse general economic or industry conditions;

•	limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

•	makes us more vulnerable to increases in interest rates, as borrowings under our new senior credit facilities are expected to be at variable rates;

•	limits our ability to obtain additional financing in the future for working capital or other purposes; and

•	places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Although our new senior credit facilities will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness.

Our new senior credit facilities to be put in place with the consummation of this offering are expected to require us to maintain certain interest expense coverage ratios and leverage ratios which become more restrictive over time. While we have never defaulted on compliance with any financial covenants under the terms of our indebtedness, our ability to comply with these ratios in the future may be affected by events beyond our control, and an inability to comply with the required financial ratios could result in a default under our new senior credit facilities. In the event of any default, the lenders under our new senior credit facilities could elect to terminate lending commitments and declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be immediately due and payable.

See “Description of Indebtedness,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources.”

We may be unable to obtain debt or other financing on favorable terms or at all.

There are inherent risks in our ability to borrow. Our lenders, including the lenders participating in our new senior credit facilities, may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the national economy, increased financial instability of many borrowers and the declining value of their assets. As a result, lenders may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under our new senior credit facilities, refinance our existing indebtedness or to obtain other financing on favorable terms or at all. Our access to funds under our new senior credit facilities is dependent upon the ability of our lenders to meet their funding commitments. Our financial condition and results of operations would be adversely affected if we were unable to draw funds under our new senior credit facilities because of a lender default or to obtain other cost-effective financing.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could include deferring capital expenditures (including the opening of new restaurants) and reducing or eliminating other discretionary uses of cash.

We may be required to record additional asset impairment charges in the future.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Negative restaurant-level cash flow over the previous 12-month period is considered a potential impairment indicator. In such situations, we evaluate future cash flow projections in conjunction with qualitative factors and future operating plans. Based on this analysis, if we believe that the carrying amount of the assets are not recoverable, an impairment charge is recognized based upon the amount by which the assets carrying value exceeds fair value as measured by undiscounted future cash flows expected to be generated by these assets. We recognized asset impairment charges of approximately $6.4 million and $8.5 million in fiscal 2009 and 2008, respectively, related to three and five restaurants, respectively.

The estimates of fair value used in these analyses requires the use of estimates and assumptions regarding future cash flows and operating outcomes, which are based upon a significant degree of management’s judgment. If actual results differ from our estimates or assumptions, additional impairment charges may be required in the future. Changes in the economic environment, real estate markets, capital spending, and overall operating performance could impact these estimates and result in future impairment charges. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Security breaches of confidential guest information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our guests’ credit or debit card information. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on us and our restaurants.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our names and logos and the unique ambiance of our restaurants. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management’s attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our operating profits and harm our future prospects.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

A major natural or man-made disaster at our corporate facility could have a material adverse effect on our business.

Most of our corporate systems, processes and corporate support for our restaurant operations are centralized at one Ohio location, with the exception of back-up data tapes that are sent off-site on a weekly basis. We are currently implementing a new disaster recovery plan, including the establishment of a datacenter/co-location facility. If we are unable to fully develop a new disaster recovery plan, we may experience failures or delays in recovery of data, delayed reporting and compliance, inability to perform necessary corporate functions and other breakdowns in normal operating procedures that could have a material adverse effect on our business and create exposure to administrative and other legal claims against us.

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, we have not been responsible for certain corporate governance and financial reporting practices and policies required of a publicly traded company. Following this offering, we will be a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur in the recent past. In addition, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as well as rules implemented by the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Global Market, require changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We estimate that we will incur approximately $1.0 to $1.5 million of incremental costs per year associated with being a publicly-traded company; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate. In estimating these costs, we took into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC after the consummation of this offering, and will likely require in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

Federal, state and local tax rules may adversely impact our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S. Although we believe our tax estimates are reasonable, if the Internal Revenue Service (“IRS”) or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Risks Relating to this Offering

The price of our common stock may be volatile and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	additions or departures of our senior management personnel;

•	sales of common stock by our directors and executive officers;

•	sales or distributions of common stock by our sponsors;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by shareholders;

•	the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

•	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;

•	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our distributors or suppliers or our competitors;

•	introductions of new offerings or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or our competitors;

•	short sales, hedging and other derivative transactions in the shares of our common stock;

•	the operating and stock price performance of other companies that investors may deem comparable to us; and

•	other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from Acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Future sales of our common stock, including shares purchased in this offering, in the public market could lower our stock price.

Sales of substantial amounts of our common stock in the public market following this offering by our existing shareholders, upon the exercise of outstanding stock options or by persons who acquire shares in this offering may adversely affect the market price of our common stock. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding           shares of common stock, of which:

•	shares are shares that we and the selling shareholders are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

•	shares will be “restricted securities,” as defined in Rule 144 under the Securities Act, and eligible for sale in the public market pursuant to the provisions of Rule 144, of which shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

With limited exceptions, as described under the caption “Underwriting,” these lock-up agreements prohibit a shareholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 180 days from the date of this prospectus, although the lead underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. The lead underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the lead underwriters would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus.

As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

You will suffer immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Assuming an offering price of $      per share, you will incur immediate and substantial dilution in the amount of $      per share. If outstanding options to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Certain provisions of Ohio law and our articles of incorporation and regulations that will be in effect after this offering may deter takeover attempts, which may limit the opportunity of our shareholders to sell their shares at a favorable price, and may make it more difficult for our shareholders to remove our board of directors and management.

Provisions in our articles of incorporation and regulations, as they will be in effect upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	advance notice requirements for shareholders proposals and nominations;

•	availability of “blank check” preferred stock;

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates; and

•	limitations on the removal of directors.

In addition, because we are incorporated in Ohio, we are governed by the provisions of Section 1704 of the Ohio Revised Code. These provisions may prohibit large shareholders, particularly those owning 10% or more of our outstanding voting stock, from merging or combining with us. These provisions in our articles of incorporation and regulations and under Ohio law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for shares of our common stock in the future and could potentially result in the market price being lower than they would without these provisions.

Although no shares of preferred stock will be outstanding upon the completion of this offering and although we have no present plans to issue any preferred stock, our articles of incorporation authorize the board of directors to issue up to          shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which will be determined at the time of issuance by our board of directors without further action by the shareholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock and, therefore, could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock and the foregoing anti-takeover provisions may prevent or frustrate attempts by a third party to acquire control of our company, even if some of our shareholders consider such change of control to be beneficial. See “Description of Capital Stock.”

Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to realize a return on their investment.

We have not declared or paid any dividends on our common stock. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. We anticipate that our ability to pay dividends will be restricted by the terms of our new senior credit facilities and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

Upon the completion of this offering, the concentration of our capital stock ownership with our sponsors and other insiders will likely limit an investor’s ability to influence corporate matters.

Upon completion of this offering, our private equity sponsors, Castle Harlan and BRS, will each own approximately     % of our outstanding common stock, and our sponsors, executive officers, directors and affiliated entities controlled by us, these entities or these individuals will together beneficially own or control approximately     % of our outstanding common stock, or     % if the underwriters exercise their over-allotment option in full. As a result, these shareholders, acting individually or together, will have substantial influence and control over management and matters that require approval by our shareholders, including amendments to our articles of incorporation and regulations and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. This concentration of ownership may delay or prevent a change in control of our company and make the execution of some transactions more difficult or impossible without the support of these shareholders. It is possible that the interests of our sponsors and other insider shareholders may in some circumstances conflict with our interests, the interests of the other sponsors or insiders or the interests of our other shareholders, including you.

Certain of our directors are also officers or control persons of our sponsors and/or their affiliates. Although these directors owe a fiduciary duty to manage us in a manner beneficial to us and our shareholders, these individuals also owe fiduciary duties to these other entities and their shareholders, members and limited partners. Because our sponsors and their affiliates have such interests in other companies and engage in other business activities, certain of our directors may experience conflicts of interest in allocating their time and resources among our business and these other activities. Furthermore, these individuals could make substantial profits as a result of investment opportunities allocated to entities other than us. As a result, these individuals could pursue transactions that may not be in our best interest, which could have a material adverse effect on our operations and your investment.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing shareholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Reorganization Transactions

The diagram below illustrates our ownership structure prior to the reorganization transactions described below. The ownership percentages presented in the charts below exclude all outstanding options.

Structure Prior to IPO Reorganization

It is anticipated that our majority shareholder, Bravo Development Holdings LLC, or Holdings, and each of our other current shareholders will enter into an exchange agreement with us pursuant to which, immediately prior to the consummation of this offering, Holdings and each such other shareholder will exchange all outstanding shares of our Series A preferred stock and common stock for shares of our new common stock.

An aggregate of           shares of our new common stock will be issued by us in exchange for all shares of our outstanding Series A preferred stock and our outstanding common stock, which shares of new common stock will constitute all of our issued and outstanding capital stock immediately prior to the consummation of this offering. The number of shares of new common stock issued pursuant to such exchanges will be fixed at           shares, although the allocation of such shares among the holders of our outstanding Series A preferred stock and the holders of our outstanding common stock will be based upon the initial public offering price in this offering. Under the terms of the exchange agreement, each outstanding share of Series A preferred stock will be exchanged for that number of shares of new common stock which have an aggregate fair value, based upon the initial public offering price in this offering, equal to the liquidation preference for such share of Series A preferred stock. The “liquidation preference,” as defined in our amended and restated articles of incorporation, for each share of Series A preferred stock equals $1,000 plus all accumulated but unpaid dividends that have accrued on such share. As of June 27, 2010, the liquidation preference was equal to $1,691.24 per share of Series A preferred stock. The holders of our outstanding common stock will receive that number of shares of new common stock which is equal to the aggregate number of shares of new common stock issued in the exchanges less the number of shares of new common stock issued in exchange for shares of our outstanding Series A preferred stock. Based upon an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, approximately           shares of our new common stock, representing a beneficial ownership interest of     % of our company, would be exchanged for shares of our outstanding Series A preferred stock and approximately           shares of our new common stock, representing a beneficial ownership interest of     % of our company, would be exchanged for shares of our outstanding common stock. A $1.00 increase (decrease) in such assumed initial public offering price of $      per share would decrease (increase) the beneficial ownership interest of our company represented by the shares of our new common stock issued in exchange for shares of our outstanding Series A preferred stock by          %.

After determining the allocation of the shares of our new common stock as described above, prior to the consummation of this offering, (i) all outstanding shares of our common stock will be exchanged for shares of our new common stock and (ii) all outstanding shares of our Series A preferred stock will be exchanged for shares of our new common stock as described above. Following these transactions and immediately prior to the consummation of this offering, Holdings will in turn distribute the shares of new common stock it received as part of the exchanges detailed above to its members on a pro rata basis in accordance with such members’ ownership interest in the units of Holdings. Holdings will then be dissolved. The reorganization transactions will have no effect on our total stockholders’ equity.

In this prospectus, we collectively refer to the transactions described above as the “reorganization transactions.” Upon the consummation of this offering and the reorganization transactions, there will be no shares of Series A preferred stock outstanding.

Based upon an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover of this prospectus, as a result of the reorganization transactions and immediately following the consummation of this offering, BRS and its affiliates will beneficially own approximately     % of our common stock, Castle Harlan and its affiliates will beneficially own approximately     % of our common stock and our executive officers, directors and principal shareholders will collectively beneficially own approximately     % of our common stock. A $1.00 increase (decrease) in such assumed initial public offering price of $      per share would decrease (increase) the beneficial ownership of our common stock by BRS and its affiliates by     %, Castle Harlan and its affiliates by     % and our executive officers, directors and principal shareholders by     %. The diagram below illustrates our ownership structure following the reorganization transactions and the sale of common stock by us and the selling shareholders in this offering.

Structure Following IPO Reorganization

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under “Risk Factors.” The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	the success of our existing and new restaurants;

•	our ability to successfully develop and expand our operations;

•	changes in economic conditions, including continuing effects from the recent recession;

•	damage to our reputation or lack of acceptance of our brands;

•	economic and other trends and developments, including adverse weather conditions, in those local or regional areas in which our restaurants are concentrated;

•	the impact of economic factors, including the availability of credit, on our landlords and other retail center tenants;

•	changes in availability or cost of our principal food products;

•	increases in our labor costs, including as a result of changes in government regulation;

•	labor shortages or increased labor costs;

•	increasing competition in the restaurant industry in general as well as in the dining segments of the restaurant industry in which we compete;

•	changes in attitudes or negative publicity regarding food safety and health concerns;

•	the success of our marketing programs;

•	potential fluctuations in our quarterly operating results due to new restaurant openings and other factors;

•	the effect on existing restaurants of opening new restaurants in the same markets;

•	the loss of key members of our management team;

•	strain on our infrastructure and resources caused by our growth;

•	the impact of federal, state or local government regulations relating to building construction and the opening of new restaurants, our existing restaurants, our employees, the sale of alcoholic beverages and the sale or preparation of food;

•	the impact of litigation;

•	our inability to obtain adequate levels of insurance coverage;

•	the impact of our substantial indebtedness;

•	future asset impairment charges;

•	security breaches of confidential guest information;

•	inadequate protection of our intellectual property;

•	our ability to raise capital in the future;

•	the failure or breach of our information technology systems;

•	a major natural or man-made disaster at our corporate facility;

•	increased costs and obligations as a result of being a public company;

•	the impact of federal, state and local tax rules;

•	concentration of ownership among our existing executives, directors and principal shareholders may prevent new investors from influencing significant corporate decisions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable based on our current knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We assume no obligation to provide revisions to any forward-looking statements should circumstances change.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, the net proceeds to us by approximately $      , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The selling shareholders will receive $      million in proceeds from their sale of          shares of common stock in this offering, or approximately $      million if the underwriters exercise in full their option to purchase additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling shareholders. See “Reorganization Transactions,” “Principal and Selling Shareholders” and “Underwriting.”

In connection with this offering, we intend to enter into new senior credit facilities, consisting of a $      million term loan facility and a $      million revolving credit facility. We intend to use the net proceeds of this offering, together with $      million of borrowings under our new senior credit facilities, as follows:

•	To repay all our loans outstanding under our existing senior credit facilities, and any accrued and unpaid interest and related LIBOR breakage costs and other fees. As of June 27, 2010, approximately $79.4 million principal amount of loans were outstanding under our existing senior credit facilities. The weighted-average interest rate for the year ended December 27, 2009 of our indebtedness under our existing senior credit facilities was 3.47%. Our existing senior credit facilities can be prepaid without premium or penalty, other than any related LIBOR breakage costs and other fees. Our existing senior credit facilities mature on June 29, 2012. Affiliates of Wells Fargo Securities, LLC will receive more than 5% of the proceeds from this offering (after taking into account underwriters’ discounts and commissions and offering expenses payable by us) as lenders under our existing senior credit facilities. An affiliate of Jefferies & Company, Inc. is also a lender under our existing senior credit facilities, although it will receive less than 5% of the proceeds from this offering (after taking into account underwriters’ discounts and commissions and offering expenses payable by us).

•	To repay all of our 13.25% senior subordinated secured notes, and any accrued and unpaid interest. As of June 27, 2010, approximately $32.4 million aggregate principal amount of our 13.25% senior subordinated secured notes were outstanding. Interest on our 13.25% senior subordinated secured notes is payable monthly at an annual interest rate of 13.25%, with the principal due on December 29, 2012. Pursuant to the note purchase agreement governing the 13.25% senior subordinated secured notes, we were entitled to elect monthly during the first year to accrue interest at the rate of 14.25% per annum with no payments. Commencing in the second year of the note purchase agreement through the maturity date, we have the option to accrue interest at an annual rate of 13.25%, consisting of cash interest equal to 9% and paid-in-kind interest of 4.25%. Interest accrued but unpaid during the term of the notes is capitalized into the principal balance. Our 13.25% senior subordinated secured notes can be prepaid without premium or penalty.

Any remaining net proceeds will be used for general corporate purposes.

Dividend Policy

We do not currently pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to fund the operation, development and expansion of our business. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, we anticipate that our ability to declare and pay dividends will be restricted by covenants in our new senior credit facilities.

Capitalization

The following table sets forth our capitalization as of June 27, 2010:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated fees and expenses payable by us, (2) the reorganization transactions and (3) the application of the net proceeds of this offering and borrowings under our new senior credit facilities as described under “Use of Proceeds,” as if the events had occurred on June 27, 2010.

You should read this information in conjunction with “Reorganization Transactions,” “Use of Proceeds,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Indebtedness” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 27, 2010
(In thousands)	Actual	As Adjusted

Cash and cash equivalents	$268	$

Debt:
Existing revolving credit facility(1)	$—		$—
Existing term loan facility(2)	79,406		—
13.25% senior subordinated secured notes(3)	32,384		—
New revolving credit facility	—		—
New term loan facility	—		—
Other debt	—		—

Total debt	111,790		—
Series A preferred stock(4)	100,629		—
Total stockholders’ equity (deficiency in assets)	(64,707)		—

Total capitalization(5)	$147,712		$—

(1)	The existing revolving credit facility is a part of our existing senior credit facilities and provides for borrowings of up to $30.0 million, of which $26.1 million was available as of June 27, 2010 for working capital and general corporate purposes (after giving effect to $3.9 million of outstanding letters of credit at June 27, 2010).

(2)	We borrowed $82.5 million in term loans under our existing senior credit facilities. Between June 29, 2006 and June 27, 2010, we repaid approximately $3.1 million of our outstanding term loans.

(3)	Reflects the balance sheet liability of our 13.25% senior subordinated secured notes calculated in accordance with GAAP. From November 2006 through January 2010, the Company elected to capitalize accrued but unpaid interest on the senior subordinated secured notes as permitted under the related note purchase agreement. Total unpaid interest capitalized into the balance of the senior subordinated secured notes since the issuance of the senior subordinated secured notes amounted to approximately $6.7 million.

(4)	Reflects the current liquidation preference for our Series A preferred stock, including undeclared preferred dividends of $41.1 million as of June 27, 2010.

(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of total stockholders’ equity (deficiency in assets) and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

Purchasers of shares of common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering. Our net tangible book value (deficit) as of June 27, 2010 was approximately $(64.7) million, or $      per share.

After giving effect to (i) the sale of           shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, (ii) the reorganization transactions and (iii) the deduction of estimated underwriting discounts and commissions and estimated fees and expenses payable by us, our pro forma net tangible book value at June 27, 2010 would have been approximately $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing shareholders and an immediate and substantial dilution of $      per share to new investors. This calculation does not give effect to our use of proceeds from this offering or any borrowings under our new senior credit facilities. The following table illustrates this per share dilution:

Per Share
Assumed initial public offering price per share (the midpoint of the range set forth on the cover page of this prospectus)		$
Actual net tangible book value per share as of June 27, 2010	$
Increase per share attributable to new investors	$
Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

Sales of           shares of common stock by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to          , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to          , or approximately     % of the total shares of common stock outstanding after this offering.

If the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, the number of shares of common stock held by existing shareholders will be reduced to           , or     % of the aggregate number of shares of common stock outstanding after this offering, the number of shares of common stock held by new investors will be increased to           , or     % of the aggregate number of shares of common stock outstanding after this offering, the increase per share attributable to new investors would be $      , the pro forma net tangible book value per share after this offering would be $     , and the dilution per share to new investors would be $     .

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by $      million, the pro forma net tangible book value per share after this offering by $      per share, and the dilution per share to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma basis described above as of June 27, 2010, after giving effect to the reorganization transactions, the total number of shares of common stock purchased from us and the selling shareholders and the total consideration and the average price per share paid by existing shareholders and by investors participating in this offering. The calculation below is based on the assumed initial public offering price

of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated fees and expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		per Share
Existing shareholders			%	$		%	$
New investors			%			%

Total		100%		$	100%		$

Each $1.00 increase (decrease) in the assumed offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all shareholders by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma dilution information above is for illustration purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding after this offering as shown above is based on the number of shares outstanding as of June 27, 2010. As of June 27, 2010, without giving effect to the reorganization transactions expected to occur prior to the consummation of this offering, there were options outstanding to purchase 257,875 shares of our common stock, with exercise prices of either $5.00 or $10.00 per share and a weighted average exercise price of $9.92 per share. Optionholders do not have the right to exercise their vested options unless and until the Company’s private equity sponsors attain designated returns on their investment, measured based on the sponsors’ receipt of net proceeds and internal rate of return from an approved sale or public offering. The Company’s board of directors has determined, pursuant to the exercise of its discretion in accordance with the 2006 Bravo Development, Inc. Option Plan, that a certain percentage of each outstanding option award may be deemed vested and exercisable in connection with this offering, dependent upon achievement of designated performance thresholds. See “Compensation Discussion and Analysis — Equity Compensation.”

Based upon an initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, options to purchase        shares of our common stock will be fully vested and exercisable following the consummation of this offering. The tables and calculations above assume that no options have been exercised. To the extent outstanding options are exercised, you would experience further dilution if the exercise price is less than our net tangible book value per share. In addition, if we grant options, warrants, or other convertible securities or rights to purchase our common stock in the future with exercise prices below the initial public offering price, new investors will incur additional dilution upon exercise of such securities or rights.

Selected Historical Consolidated Financial and Operating Data

You should read the following selected historical consolidated financial and operating data in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All of these materials are contained elsewhere in this prospectus. The selected historical consolidated financial data as of December 28, 2008 and December 27, 2009 and for the three years in the period ended December 27, 2009 have been derived from consolidated financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm, included elsewhere in this prospectus. The selected historical consolidated financial data as of December 25, 2005, December 31, 2006 and December 30, 2007 and for the two years in the period ended December 31, 2006 have been derived from our audited consolidated financial statements not included elsewhere in this prospectus. We derived the historical financial data as of June 27, 2010 and for the twenty-six weeks ended June 28, 2009 and June 27, 2010 from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. We have derived the balance sheet data as of June 28, 2009 from our unaudited interim consolidated financial statements not included elsewhere in this prospectus.

Basic and diluted net income (loss) per share and basic and diluted weighted average shares outstanding for the years ended December 31, 2006, December 30, 2007, December 28, 2008 and December 27, 2009 and for the twenty-six weeks ended June 28, 2009 and June 27, 2010 are presented on a historical basis.

	Year Ended(1)					Twenty-Six Weeks Ended
	December 25,	December 31,	December 30,	December 28,	December 27,	June 28,	June 27,
	2005	2006	2007	2008	2009	2009	2010
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Revenues	$198,787	$241,369	$265,374	$300,783	$311,709	$153,514	$170,996
Cost of sales	59,050	70,632	75,340	84,618	82,609	40,765	44,389
Labor	66,565	81,054	89,663	102,323	106,330	53,733	58,100
Operating	31,710	36,966	41,567	47,690	48,917	25,265	26,560
Occupancy	10,491	14,072	16,054	18,736	19,636	10,435	11,310
General and administrative expenses	13,098	15,401	16,768	15,042	17,123	8,898	8,936
Restaurant pre-opening costs	4,072	4,658	5,647	5,434	3,758	2,060	1,685
Depreciation and amortization	7,179	9,414	12,309	14,651	16,088	7,889	8,335
Asset impairment charges	475	3,266		8,506	6,436
Other expenses — net	428	359	462	229	157	153	51

Total costs and expenses	193,068	235,822	257,810	297,229	301,054	149,198	159,366
Income from operations	5,719	5,547	7,564	3,554	10,655	4,316	11,630
Net interest expense	258	5,643	11,853	9,892	7,119	3,693	3,543

Income (loss) from continuing operations before income taxes	5,461	(96)	(4,289)	(6,338)	3,536	623	8,087
Income tax provision (benefit)(2)	39	613	(3,503)	55,061	135	120	104

Net income (loss)	$5,422	$(709)	$(786)	$(61,399)	$3,401	$503	$7,983
Undeclared preferred dividend	—	(4,257)	(8,920)	(10,175)	(11,599)	(5,420)	(6,179)

Net income (loss) available to common shareholders	$5,422	$(4,966)	$(9,706)	$(71,574)	$(8,198)	$(4,917)	$1,804

Per Share Data:(2)(3)
Income (loss) from continuing operations	NM	NM	$(9.24)	$(68.17)	$(7.81)	$(4.68)	$1.72
Weighted average common shares outstanding — basic and diluted	NM	NM	1,050	1,050	1,050	1,050	1,050

	Year Ended(1)					Twenty-Six Weeks Ended
	December 25,	December 31,	December 30,	December 28,	December 27,	June 28,	June 27,
	2005	2006	2007	2008	2009	2009	2010
	(Dollars in thousands, except per share data)

Other Financial Data:
Net cash provided from operating activities	$23,015	$23,397	$31,291	$32,501	$33,782	$10,829	$14,943
Net cash used for investing activities	$(27,976)	$(27,077)	$(35,536)	$(43,088)	$(24,957)	$(12,627)	$(8,568)
Net cash (used in) provided by financing activities	$4,931	$3,855	$4,156	$10,529	$(9,258)	$1,362	$(6,356)
Capital expenditures	$21,477	$21,079	$28,782	$24,578	$14,121	$6,292	$3,110
Adjusted EBITDA(4)	$13,373	$18,407	$20,260	$27,218	$34,790	$13,020	$20,770
Adjusted EBITDA margin	6.7%	7.6%	7.6%	9.0%	11.2%	8.5%	12.1%
Operating Data:
Total restaurants (at end of period)	49	57	63	75	81	79	85
Total comparable restaurants (at end of period)	35	44	49	54	61	62	74
Change in comparable restaurant sales	1.1%	(0.1)%	0.6%	(3.8)%	(7.4)%	(9.1)%	1.1%
BRAVO!:
Restaurants (at end of period)	30	34	38	44	45	45	47
Total comparable restaurants (at end of period)	21	28	31	33	36	37	43
Average sales per comparable restaurant	$4,002	$3,919	$3,890	$3,715	$3,457	$1,713	$1,679
Change in comparable restaurant sales	0.2%	(0.1)%	0.9%	(4.1)%	(7.1)%	(9.2)%	(0.3)%
BRIO:
Restaurants (at end of period)	19	23	25	31	36	34	38
Total comparable restaurants (at end of period)	14	16	18	21	25	25	31
Average sales per comparable restaurant	$5,320	$5,479	$5,308	$5,401	$4,812	$2,433	$2,506
Change in comparable restaurant sales	2.1%	(0.1)%	0.2%	(3.6)%	(7.8)%	(9.1)%	2.4%
Balance Sheet Data (at end of period):
Cash and cash equivalents	$654	$829	$740	$682	$249	$246	$268
Working capital (deficit)	$(30,518)	$(18,334)	$(33,110)	$(34,320)	$(36,156)	$(33,797)	$(32,614)
Total assets	$95,992	$180,132	$195,048	$157,764	$160,842	$160,401	$159,144
Total debt	$9,607	$112,056	$114,136	$125,950	$118,031	$127,975	$111,790
Total stockholders’ equity (deficiency in assets)	$22,814	$(13,906)	$(14,692)	$(76,091)	$(72,690)	$(75,590)	$(64,707)

(1)	We utilize a 52- or 53-week accounting period which ends on the Sunday closest to December 31. The fiscal years ended December 27, 2009, December 28, 2008, December 30, 2007 and December 25, 2005, each have 52 weeks, while the fiscal year ended December 31, 2006 had 53 weeks. Average sales per comparable restaurant have been adjusted to reflect 52 weeks.

(2)	The Company was structured as a Subchapter S corporation for the year ended December 25, 2005 and was changed to a C corporation effective June 29, 2006 as part of the 2006 recapitalization. As a result, corporate income taxes and per share data for 2005 and 2006 is not meaningful and therefore not shown in the table above. If the Company had been a C corporation during 2005 and the pre-recapitalization period of 2006, the income tax expense would have been $1.9 million and $0.5 million, respectively, higher than the amounts presented in the table above.

(3)	Does not give effect to the reorganization transactions expected to occur prior to the consummation of this offering. See “Reorganization Transactions.”

(4)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization plus the sum of asset impairment charges and management fees and expenses. We are presenting Adjusted EBITDA, which is not required by U.S. generally accepted accounting principles, or GAAP, because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss) which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. We use Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses and asset impairment charges; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; and (iii) we use Adjusted EBITDA internally as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of Adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Adjusted EBITDA facilitates company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Adjusted EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Adjusted EBITDA has limitations as an analytical financial measure, including the following:

•	Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

•	Adjusted EBITDA does not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does Adjusted EBITDA reflect any cash requirements for such replacements; and

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs.

This prospectus also includes information concerning Adjusted EBITDA margin, which is defined as the ratio of Adjusted EBITDA to revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from revenues and we believe its inclusion is appropriate to provide additional information to investors.

A reconciliation of Adjusted EBITDA and EBITDA to net income is provided below.

	Year Ended					Twenty-Six Weeks Ended
	December 25,	December 31,	December 30,	December 28,	December 27,	June 28,	June 27,
	2005	2006	2007	2008	2009	2009	2010
				(In thousands)

Net income (loss)	$5,422	$(709)	$(786)	$(61,399)	$3,401	$503	$7,983
Income tax expense (benefit)	39	613	(3,503)	55,061	135	120	104
Interest expense	258	5,643	11,853	9,892	7,119	3,693	3,543
Depreciation and amortization	7,179	9,414	12,309	14,651	16,088	7,889	8,335

EBITDA	$12,898	$14,961	$19,873	$18,205	$26,743	$12,205	$19,965
Asset impairment charges	475	3,266	—	8,506	6,436	—	—
Management fees and expenses	—	180	387	507	1,611	815	805

Adjusted EBITDA	$13,373	$18,407	$20,260	$27,218	$34,790	$13,020	$20,770

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading owner and operator of two distinct Italian restaurant brands, BRAVO! Cucina Italiana (“BRAVO!”) and BRIO Tuscan Grille (“BRIO”), in the full-service, upscale affordable dining segment. We have positioned our brands as multifaceted culinary destinations that deliver the ambiance, design elements and food quality reminiscent of fine dining restaurants at a value typically offered by casual dining establishments. Each of our brands provides its guests with a fine dining experience and value by serving affordable cuisine prepared using fresh flavorful ingredients and authentic Italian cooking methods, combined with attentive service in an attractive, lively atmosphere. We strive to be the best Italian restaurant company in America and are focused on providing our guests an excellent dining experience through consistency of execution. We believe that both of our brands appeal to a broad base of consumers, especially to women whom we believe currently account for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively.

Our business is highly sensitive to changes in guest traffic. Increases and decreases in guest traffic can have a significant impact on our financial results. In recent years, we have faced and we continue to face uncertain economic conditions, which have resulted in changes to our guests’ discretionary spending. Consistent with many other companies in the restaurant industry, we have seen a decrease in sales from our comparable restaurants as well as our guest counts. To adjust to this decrease in guest spending, we have focused on controlling product margins and costs while maintaining our high standards for food quality and service and enhancing our guests’ dining experience. We have worked with our distributors and suppliers to lower commodity costs, become more efficient with the use of our employee base and found new ways to improve efficiencies across our company. We have implemented limited incremental discounting as we have opted to focus on improving our menu items as opposed to discounting them. While we knew that limited incremental discounting might impact our guest counts and sales, we directed our efforts to improve our operating margins and Adjusted EBITDA. Additionally, we have focused resources on highlighting our menu items and promoting our non-entrée selections such as appetizers, desserts and beverages. These efforts have resulted in an increase in the average guest check, which partially offset a decline in guest counts.

Our Growth Strategies and Outlook

We believe our restaurants have significant growth potential due to our upscale affordable position, strong unit economics, proven track record of financial results and broad guest appeal. Our growth model is comprised of the following three primary drivers:

•	Pursue Disciplined Restaurant Growth. We believe that there are significant opportunities to grow our brands on a nationwide basis in both existing and new markets where we believe we can generate attractive unit level economics. We are presented with many opportunities to grow our restaurant base, and we carefully evaluate each opportunity to determine that each site selected for development has a high probability of meeting our return of investment targets. Our disciplined growth strategy includes accepting only those sites that we believe present attractive rent and tenant allowance structures as well as reasonable construction costs given the sales potential of the site. We believe that each brand is at an early stage of its expansion.

•	Grow Existing Restaurant Sales. We will continue to pursue targeted local marketing efforts and evaluate operational initiatives designed to increase unit volumes without relying on discounting programs.

•	Maintain Margins Throughout Our Growth. We will continue to aggressively protect our margins using economies of scale, including marketing and purchasing synergies between our brands and leveraging our corporate infrastructure as we continue to open new restaurants.

We opened two new restaurants in the first quarter of 2010 and two in the second quarter of 2010, with one additional restaurant to be opened later this year. We plan to open five to six new restaurants in 2011 and aim to open between 45 and 50 new restaurants over the next five years. Based on our current real estate development plans, we believe our combined, expected cash flows from operations, available borrowings under our new senior credit facilities and expected landlord construction contributions should be sufficient to finance our planned capital expenditures and other operating activities for the next twelve months. In 2009, our capital expenditure outlays equaled approximately $14.1 million, and we currently estimate 2010 capital expenditure outlays to range between $10 million and $12 million, net of agreed upon landlord construction contributions and excluding approximately $1.4 million to $2.0 million of pre-opening costs for new restaurants that are not capitalized.

Performance Indicators

We use the following key performance indicators in evaluating the performance of our restaurants:

•	Comparable Restaurants and Comparable Restaurant Sales. We consider a restaurant to be comparable after it has been opened for the entire previous fiscal year. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in comparable sales reflect changes in guest count trends as well as changes in average check. Our comparable restaurant base consisted of 62 and 74 restaurants at June 28, 2009 and June 27, 2010, respectively, and 49, 54 and 61 restaurants at December 30, 2007, December 28, 2008 and December 27, 2009, respectively.

•	Average Check. Average check is calculated by dividing revenues by guest counts for a given time period. Average check reflects menu price influences as well as changes in menu mix. Management uses this indicator to analyze trends in guests preferences, effectiveness of menu changes and price increases and per guest expenditures.

•	Average Unit Volume. Average unit volume consists of the average sales of our restaurants over a certain period of time. This measure is calculated by dividing total restaurant sales within a period by the relevant period. This indicator assists management in measuring changes in guest traffic, pricing and development of our brands.

•	Operating Margin. Operating margin represents income from operations before interest and taxes as a percentage of our revenues. By monitoring and controlling our operating margins, we can gauge the overall profitability of our company.

Key Financial Definitions

Revenues.  Revenues primarily consist of food and beverage sales, net of any discounts, such as management meals, employee meals and coupons, associated with each sale. Revenues in a given period are directly influenced by the number of operating weeks in such period and comparable restaurant sales growth.

Cost of Sales.  Cost of sales consist primarily of food and beverage related costs. The components of cost of sales are variable in nature, change with sales volume and are subject to increases or decreases based on fluctuations in commodity costs. Our cost of sales depends in part on the success of controls we have in place to manage our food and beverage costs.

Labor Costs.  Labor costs include restaurant management salaries, front and back of house hourly wages and restaurant-level manager bonus expense, employee benefits and payroll taxes.

Operating Costs.  Operating costs consist primarily of restaurant-related operating expenses, such as supplies, utilities, repairs and maintenance, credit card fees, marketing costs, training, recruiting, travel and general liability insurance costs.

Occupancy Costs.  Occupancy costs include rent charges, both fixed and variable, as well as common area maintenance costs, property insurance and taxes, the amortization of tenant allowances and the adjustment to straight-line rent.

General and Administrative.  General and administrative costs include costs associated with corporate and administrative functions that support our operations, including management and staff compensation and benefits, travel, legal and professional fees, corporate office rent and other related corporate costs. We expect to incur a compensation charge related to options to purchase our common stock that will become fully vested and exercisable upon the consummation of this offering. See “Dilution” and “Compensation Discussion and Analysis — Equity Compensation.” Based upon an initial public offering price of $           per share, the midpoint of the price range set forth on the cover of this prospectus, we expect this compensation expense will be approximately $          .

Restaurant Pre-opening Costs.  Restaurant pre-opening expenses consist of costs incurred prior to opening a restaurant, including executive chef and manager salaries, relocation costs, recruiting expenses, employee payroll and related training costs for new employees, including rehearsal of service activities. Pre-opening costs also include an accrual for straight-line rent recorded during the period between date of possession and the restaurant opening date for our leased restaurant locations.

Impairment.  We review long-lived assets, such as property and equipment and intangibles, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the use of assets, changes in our overall business strategy and significant negative industry or economic trends. See “— Significant Accounting Policies— Impairment of Long-Lived Assets” for further detail.

Net interest expense.  Net interest expense consists primarily of interest on our outstanding indebtedness, net of payments and mark-to-market adjustments on an interest rate swap agreement that expired in 2009.

Results of Operations

The following table presents the combined consolidated statement of operations for the years ended December 30, 2007, December 28, 2008 and December 27, 2009, and the twenty-six weeks ended June 28, 2009 and June 27, 2010, as well as, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended						Twenty-Six Weeks Ended
	December 30,	% of	December 28,	% of	December 27,	% of	June 28,	% of	June 27,	% of
	2007	Revenue	2008	Revenue	2009	Revenue	2009	Revenue	2010	Revenue
	(Dollars in thousands, unless percentage)
REVENUES	$265,374		$300,783		$311,709		$153,514		$170,996
RESTAURANT OPERATING COSTS:
Cost of sales	75,340	28.4%	84,618	28.1%	82,609	26.5%	40,765	26.6%	44,389	26.0%
Labor	89,663	33.8%	102,323	34.0%	106,330	34.1%	53,733	35.0%	58,100	34.0%
Operating	41,567	15.7%	47,690	15.9%	48,917	15.7%	25,265	16.5%	26,560	15.5%
Occupancy	16,054	6.0%	18,736	6.2%	19,636	6.3%	10,435	6.8%	11,310	6.6%
General and administrative expenses	16,768	6.3%	15,042	5.0%	17,123	5.5%	8,898	5.8%	8,936	5.2%
Restaurant pre-opening costs	5,647	2.1%	5,434	1.8%	3,758	1.2%	2,060	1.3%	1,685	1.0%
Depreciation and amortization	12,309	4.6%	14,651	4.9%	16,088	5.2%	7,889	5.1%	8,335	4.9%
Asset impairment charges	—	—	8,506	2.8%	6,436	2.1%	—	—	—	—
Other (income) expenses — net	462	0.2%	229	0.1%	157	0.1%	153	0.1%	51	0.0%

Total costs and expenses	257,810	97.1%	297,229	98.8%	301,054	96.6%	149,198	97.2%	159,366	93.2%

INCOME FROM OPERATIONS	7,564	2.9%	3,554	1.2%	10,655	3.4%	4,316	2.8%	11,630	6.8%
NET INTEREST EXPENSE	11,853	4.5%	9,892	3.3%	7,119	2.3%	3,693	2.4%	3,543	2.1%

INCOME (LOSS) BEFORE INCOME TAXES	(4,289)	(1.6)%	(6,338)	(2.1)%	3,536	1.1%	623	0.4%	8,087	4.7%
INCOME TAX EXPENSE (BENEFIT)	(3,503)	(1.3)%	55,061	18.3%	135	0.0%	120	0.1%	104	0.1%

NET INCOME (LOSS)	$(786)	(0.3)%	$(61,399)	(20.4)%	$3,401	1.1%	$503	0.3%	$7,983	4.7%

Twenty-Six Weeks Ended June 27, 2010 Compared to Twenty-Six Weeks Ended June 28, 2009

Revenues.  Revenues increased $17.5 million, or 11.4%, to $171.0 million for the twenty-six weeks ended June 27, 2010, as compared to $153.5 million for the twenty-six weeks ended June 28, 2009. A majority of this increase, $16.0 million, was due to an additional 157 operating weeks provided by four new restaurants opened in 2010, and seven new restaurants opened in 2009. Also contributing to the overall increase in revenues was an increase in comparable restaurant sales of $1.5 million, or 1.1%, which was driven by an increase in average check and resulted in additional revenues of $4.2 million. This was partially offset by a 1.8% decline in guest count that resulted in a $2.7 million decrease in revenues.

Cost of Sales.  Cost of sales increased $3.6 million, or 8.9%, to $44.4 million for the twenty-six weeks ended June 27, 2010, as compared to $40.8 million for the twenty-six weeks ended June 28, 2009. As a percentage of revenues, cost of sales declined to 26.0% in the first twenty-six weeks of 2010, from 26.6% in the same period in 2009. As a percentage of revenues, food costs decreased 0.5% but increased in total dollars by $2.9 million for 2009 as compared to 2008. During that same period, beverage costs decreased 0.1% as a percentage of revenues but increased in total dollars by $0.7 million. This improvement in food cost, as a percentage of revenue, was primarily a result of lower commodity costs, improvements in food cost from menu management and operating efficiencies.

Labor Costs.  Labor costs increased $4.4 million, or 8.1%, to $58.1 million for the twenty-six weeks ended June 27, 2010, as compared to $53.7 million for the twenty-six weeks ended June 28, 2009. This increase was a result of an additional $5.1 million of labor incurred from new restaurants opened during 2009 and 2010. This impact was partially offset by a decrease of $0.7 million relating to a reduction in average management headcount per restaurant. As a percentage of revenues, labor costs decreased to 34.0% in the first twenty-six weeks of 2010, from 35.0% in the same period in 2009, primarily as a result of cost reductions in management headcount and positive leverage related to an increase in comparable restaurants.

Operating Costs.  Operating costs increased $1.3 million, or 5.1%, to $26.6 million for the twenty-six weeks ended June 27, 2010, as compared to $25.3 million for the twenty-six weeks ended June 28, 2009. As a percentage of revenues, operating costs decreased to 15.5% in the first twenty-six weeks of 2010, compared to 16.5% in the same period in 2009. Lower restaurant supplies, insurance and utility costs as a percentage of revenues were the main drivers of the decrease in operating costs relative to revenues.

Occupancy Costs.  Occupancy costs increased $0.9 million, or 8.4%, to $11.3 million for the twenty-six weeks ended June 27, 2010, as compared to $10.4 million for the twenty-six weeks ended June 28, 2009. As a percentage of revenues, occupancy costs decreased to 6.6% in the first twenty-six weeks of 2010, from 6.8% in the same period in 2009. The modest change in occupancy costs as a percentage of revenues was a result of leverage from positive comparable restaurant sales.

General and Administrative.  General and administrative costs were $8.9 million for each of the twenty-six weeks ended June 27, 2010 and June 28, 2009. As a percentage of revenues, general and administrative expenses decreased to 5.2% for the second quarter of 2010, as compared to 5.8% for the same period in 2009. This change relative to revenues was primarily attributable to a decrease in professional fees and travel costs as a percentage of revenues.

Restaurant Pre-opening Costs.  Pre-opening costs decreased by $0.4 million, or 18.2%, to $1.7 for the twenty-six weeks ended June 27, 2010, as compared to $2.1 million for the twenty-six weeks ended June 28, 2009. This was due to the timing of restaurant openings during 2010 and 2009, as well as efficiencies that were achieved as we continue to open more restaurants. Four restaurants were opened during each of the twenty-six weeks ended June 27, 2010 and June 28, 2009.

Depreciation and Amortization.  As a percentage of revenues, depreciation and amortization expenses decreased to 4.9% for the twenty-six weeks ended June 27, 2010, from 5.1% for the twenty-six weeks ended June 28, 2009. This change was primarily the result of leverage from positive comparable restaurant sales and was partially attributable to the impact resulting from restaurants considered impaired at the end of 2009.

Net Interest Expense.  Net interest expense decreased $0.2 million, or 4.1%, to $3.5 million for the twenty-six weeks ended June 27, 2010, as compared to $3.7 million for the twenty-six weeks ended June 28, 2009. This decrease was due to lower overall average interest rates during the first twenty-six weeks of 2010 as compared to interest rates in the first twenty-six weeks of 2009.

Income Taxes.  Income tax expense was $0.1 million for each of the first twenty-six weeks of 2010 and 2009. This represents liabilities related to taxable income at the state and local levels.

Year Ended December 27, 2009 Compared to Year Ended December 28, 2008

Revenues.  Revenues increased $10.9 million, or 3.6%, to $311.7 million in fiscal 2009, from $300.8 million in fiscal 2008. This increase was driven by $31.6 million in additional revenues related to an additional 494 operating weeks provided primarily by new restaurants opened in 2009 and 2008. This increase was partially offset by a $19.7 million, or 7.4%, decrease in sales from our comparable restaurants. Lower comparable restaurant sales were due to a 8.3% decline in guest counts that resulted in a $22.1 million decrease in revenues. This was partially offset by an increase in average check during fiscal 2009, which resulted in additional revenues of $2.4 million.

Cost of Sales.  Cost of sales decreased $2.0 million, or 2.4%, to $82.6 million in fiscal 2009, from $84.6 million in 2008. As a percent of revenues, cost of sales declined to 26.5% in 2009, from 28.1% in 2008. Food costs decreased 1.5% as a percentage of revenues and a total of $2.0 million for 2009 as compared to 2008. Beverage costs remained flat as a percentage of revenues and dollars in 2009 as compared to 2008. The improvement in food costs, as a percentage of revenues, was a result of lower commodity costs, improvements in food cost from menu management and operating efficiencies.

Labor Costs.  Labor costs increased $4.0 million, or 3.9%, to $106.3 million in the year ended December 27, 2009, from $102.3 million in fiscal 2008. This increase was a result of an additional $11.1 million of labor costs incurred from new restaurants opened during 2008 and 2009. This impact was partially offset by reductions in our more established restaurants of $3.6 million due to improved hourly labor efficiency, $1.1 million relating to a reduction in average management headcount per restaurant and $2.1 million of lower employee benefits, including payroll taxes and worker’s compensation costs due to better than forecasted claim experience. As a percent of revenues, labor costs increased slightly to 34.1% in 2009, from 34.0% in 2008. This increase of labor costs as a percentage of revenues was primarily due to decreased leverage from lower comparable restaurant sales.

Operating Costs.  Operating costs increased $1.2 million, or 2.6%, to $48.9 million in 2009, from $47.7 million in 2008. As a percent of revenues, operating costs decreased to 15.7% in 2009, compared to 15.9% in 2008. Lower restaurant supplies and utility costs as a percentage of revenues were the primary drivers of the decrease relative to revenues, partially offset by higher repair and maintenance expense and advertising costs as a percentage of revenues as well as the decrease in sales leverage from lower comparable restaurant sales.

Occupancy Costs.  Occupancy costs increased $0.9 million, or 4.8%, to $19.6 million in fiscal 2009, from $18.7 million in fiscal 2008. As a percentage of revenues, occupancy costs increased to 6.3% in 2009, from 6.2% in 2008. The increase in occupancy costs as a percentage of revenues was primarily due to the recognition of deferred lease incentives of $1.2 million associated with the assignment of a lease related to the sale of a restaurant, which was largely offset by the impact of decreased leverage from lower comparable restaurant sales.

General and Administrative.  As a percent of revenues, general and administrative expenses increased to 5.5% in 2009, from 5.0% in 2008. This change was primarily attributable to an increase in management fees paid to our private equity sponsors.

Restaurant Pre-opening Costs.  Pre-opening costs decreased by $1.6 million, or 30.8%, to $3.8 million in 2009, from $5.4 million in 2008. The decrease in pre-opening costs was due to the impact of opening seven new restaurants in 2009 compared to thirteen new restaurants opened in 2008.

Depreciation and Amortization.  As a percent of revenues, depreciation and amortization expenses increased to 5.2% in 2009 from 4.9% in 2008. This increase was partially offset by the $1.1 million decrease in depreciation and amortization expense associated with restaurants considered impaired in 2008.

Impairment.  We review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the use of assets, changes in our overall business strategy and significant negative industry or economic trends. Based upon our analysis, we incurred a non-cash impairment charge of $6.4 million in 2009 compared to $8.5 million in 2008. The $2.1 million decrease in impairment on property and equipment was related to the impairment of three restaurants in 2009 compared to five restaurants in 2008. This charge was expected to reduce depreciation and amortization expense for fiscal 2010 by $0.7 million.

Net Interest Expense.  Net interest expense decreased $2.8 million, or 28%, to $7.1 million in 2009, from $9.9 million in 2008. The decrease was due to lower average interest rates during fiscal 2009. We had a three-year interest rate swap agreement which expired during fiscal 2009. Changes in the market value of the interest rate swap are recorded as an adjustment to interest expense. Such adjustments reduced interest expense by $0.8 million in fiscal 2009.

Income Taxes.  Income taxes decreased $55.0 million to $0.1 million in 2009, from $55.1 million in 2008. In 2008, we provided a valuation allowance of $59.4 million against the total net deferred tax asset. Net deferred tax assets consists primarily of temporary differences and net operating loss and credit carry-forwards. The valuation allowance was established as management believed that it is more likely than not that these deferred tax assets would not be realized. The tax benefits relating to any reversal of the valuation allowance will be recognized as a reduction of income tax expense.

Year Ended December 28, 2008 Compared to Year Ended December 30, 2007

Revenues.  Revenues increased $35.4 million, or 13.3%, to $300.8 million in 2008 from $265.4 million in 2007. This increase was driven by $44.4 million in additional revenues related to an additional 509 operating weeks provided primarily by new restaurants opened in 2008 and 2007. This increase was partially offset by a $9.3 million, or 3.8%, decrease in sales from our comparable restaurants. Lower comparable restaurant sales were due to a 5.2% decline in guest counts and resulted in a $12.6 million decrease in revenues. This was partially offset by an increase in average check during fiscal 2008 and resulted in additional revenues of $3.3 million.

Cost of Sales.  Cost of sales increased $9.3 million, or 12.3%, to $84.6 million in fiscal 2008, from $75.3 million in fiscal 2007. As a percent of revenues, cost of sales declined to 28.1% in 2008 compared to 28.4% in 2007. Food costs decreased 0.2% as a percentage of revenues but increased in total dollars by $7.7 million for 2008 as compared to 2007. During that same period beverage costs decreased 0.1% as a percentage of revenues but increased in total dollars by $1.6 million. The improvement in food costs as a percentage of revenues was a result of lower commodity costs, improvements in food cost from menu management and operating efficiencies.

Labor Costs.  Labor costs increased $12.6 million, or 14.1%, to $102.3 million in 2008, from $89.7 million in fiscal 2007. This increase was a result of an additional $16.5 million of labor costs incurred from new restaurants opened during 2007 and 2008. This impact was partially offset by reductions in our more established restaurants of $2.2 million relating to a reduction in restaurant management bonuses and a reduction of $1.9 million in improved hourly labor efficiency. As a percent of revenues, labor costs increased slightly to 34.0% in 2008 from 33.8% in 2007. This increase in labor costs relative to revenues was primarily due to decreased leverage from lower comparable restaurant sales.

Operating Costs.  Operating costs increased $6.1 million, or 14.7%, to $47.7 million in fiscal 2008, from $41.6 million in fiscal 2007. As a percent of revenues, operating costs increased to 15.9% in 2008 compared to 15.7% in 2007. Operating costs as a percentage of revenues were impacted by lower restaurant insurance costs relative to revenues, which were offset by higher utility and advertising costs relative to revenues as well as the decrease in sales leverage from lower comparable restaurant sales.

Occupancy Costs.  Occupancy costs increased $2.6 million, or 16.7%, to $18.7 million in the year ended December 28, 2008, from $16.1 million in fiscal 2007. As a percentage of revenues, occupancy costs increased to 6.2% in 2008 from 6.0% in 2007. This change in occupancy costs as a percentage of revenues was primarily the result of the decrease in sales leverage from lower comparable restaurant sales.

General and Administrative.  As a percent of revenues, general and administrative expenses decreased to 5.0% in 2008 from 6.3% in 2007. This change was primarily attributable to costs associated with a decrease relative to revenues in labor related costs such as reductions in bonus payments and appreciation rights as well as a decrease relative to revenues in professional fees, training and travel.

Restaurant Pre-opening Costs.  Pre-opening costs decreased by $0.2 million, or 3.8%, to $5.4 million in 2008 from $5.6 million in 2007. The decrease in pre-opening costs was due to the timing of openings throughout the respective periods.

Depreciation and Amortization.  As a percent of revenues, depreciation and amortization expenses increased to 4.9% in 2008 from 4.6% in 2007. This change was primarily the result of the decrease in sales leverage from lower comparable restaurant sales.

Impairment.  Based upon our analysis, we incurred a non-cash impairment charge of $8.5 million in 2008 compared to $0.0 in 2007. The $8.5 million increase in impairment on property and equipment was related to the impairment of five restaurants in 2008 compared to no restaurants in 2007.

Net Interest Expense.  Interest expense decreased $2.0 million, or 16.5%, to $9.9 million in 2008 from $11.9 million in 2007. The decrease was due to lower average interest rates during fiscal 2008. We had a three year interest rate swap agreement in place. Changes in the market value of the interest rate swap are recorded as an adjustment to interest expense. Such adjustments increased interest expenses by $0.1 million in fiscal 2008.

Income Taxes.  Income taxes increased $58.6 million to $55.1 million in 2008 from a $3.5 million benefit in 2007. In 2008, we provided a valuation allowance of $59.4 million against total net deferred tax assets. Net deferred tax assets consists primarily of temporary differences and net operating loss and credit carry-forwards. The valuation allowance was established as management believed that it was more likely than not that these deferred tax assets would not be realized. The tax benefits relating to any reversal of the valuation allowance will be recognized as a reduction of income tax expense.

Liquidity

Our principal sources of cash have been net cash provided by operating activities and borrowings under our existing senior credit facilities. As of June 27, 2010, we had approximately $0.3 million in cash and cash equivalents and approximately $26.1 million of availability under our existing senior credit facilities (after giving effect to $3.9 million of outstanding letters of credit at June 27, 2010). Our need for capital resources is driven by our restaurant expansion plans, on-going maintenance of our restaurants and investment in our corporate and information technology infrastructures. Based on our current real estate development plans, we believe our combined expected cash flows from operations, available borrowings under our new senior credit facilities and expected landlord construction contributions will be sufficient to finance our planned capital expenditures and other operating activities for the next twelve months.

Consistent with many other restaurant and retail chain store operations, we use operating lease arrangements for the majority of our restaurant locations. We believe that these operating lease arrangements provide appropriate leverage of our capital structure in a financially efficient manner. Currently, operating lease obligations are not reflected as indebtedness on our consolidated balance sheet. The use of operating lease arrangements will impact our capacity to borrow money under our new senior credit facilities. However, we expect that restaurant real estate operating leases will be expressly excluded from the restrictions under our new senior credit facilities related to the incurrence of funded indebtedness.

Our liquidity may be adversely affected by a number of factors, including a decrease in guest traffic or average check per guest due to changes in economic conditions, as described elsewhere in this prospectus under the heading “Risk Factors.”

Twenty-Six Weeks Ended June 28, 2009 and June 27, 2010

The following table summarizes the statement of cash flows for the twenty-six weeks ended June 28, 2009 and June 27, 2010:

	Twenty-Six Weeks Ended,
	June 28,	June 27,
	2009	2010
	(In thousands)

Cash flows provided by operating activities	$10,829	$14,943
Cash flows used in investing activities	(12,627)	(8,568)
Cash flows provided by financing activities	1,362	(6,356)

Net decrease in cash and cash equivalents	(436)	19
Cash and cash equivalents at beginning of period	682	249

Cash and cash equivalents at end of period	$246	$268

Operating Activities.  Net cash provided by operating activities was $14.9 million for the twenty-six weeks ended June 27, 2010, compared to $10.8 million for the twenty-six weeks ended June 28, 2009. Our business is almost exclusively a cash business. Almost all of our receipts come in the form of cash and cash equivalents and a large majority of our expenditures are paid within a 30 day period. The increase in net cash provided by operating activities in the first twenty-six weeks of 2010 compared to the same period in 2009 was primarily due to an increase in cash receipts collected in excess of cash payments made for the period ending June 28, 2009 as compared to June 27, 2010. Cash receipts for the twenty-six weeks ended June 28, 2009 and June 27, 2010 were

$153.2 million and $171.9 million, respectively. Cash expenditures for the twenty-six weeks ended June 28, 2009 and June 27, 2010 were $141.5 million and $155.6 million, respectively.

Investing Activities.  Net cash used in investing activities was $8.6 million for the twenty-six weeks ended June 27, 2010, compared to $12.6 million for the twenty-six weeks ended June 28, 2009. We used cash primarily to purchase property and equipment related to our restaurant expansion plans. This decrease in spending is related to the timing of restaurant openings as well as the number of restaurants that were open during 2009 versus 2010. During the first twenty-six weeks of 2010, we opened four restaurants and began construction on one new restaurant, while in the first twenty-six weeks of 2009 we opened four restaurants and had three under construction.

Financing Activities.  Net cash used by financing activities was $6.4 million for the first twenty-six weeks of 2010, compared to $1.4 million of cash provided in the first twenty-six weeks of 2009. Net cash used in financing activities in 2010 was primarily the pay down of our line of credit as well other debt payments. Net cash provided by financing activities in 2009 was primarily due to borrowings on our line of credit offset by scheduled debt payments.

As of June 27, 2010, we had no financing transactions, arrangements or other relationships with any unconsolidated entities or related parties. Additionally, we had no financing arrangements involving synthetic leases or trading activities involving commodity contracts.

Year Ended December 27, 2009, Year Ended December 28, 2008 and Year Ended December 30, 2007

The following table summarizes the statement of cash flows for the years ended December 27, 2009, December 28, 2008 and December 30, 2007:

	Fiscal Year
	2007	2008	2009
	(In thousands)

Cash flows provided by operating activities	$31,291	$32,501	$33,782
Cash flows used in investing activities	(35,536)	(43,088)	(24,957)
Cash flows provided by (used in) financing activities	4,156	10,529	(9,258)

Net increase (decrease) in cash and cash equivalents	(89)	(58)	(433)

Cash and cash equivalents at beginning of period	829	740	682

Cash and cash equivalents at end of period	$740	$682	$249

Operating Activities.  Net cash provided by operating activities was $33.8 million in 2009, compared to $32.5 million in 2008 and $31.3 million in 2007. Our business is almost exclusively a cash business. Almost all of our receipts come in the form of cash and cash equivalents and a large majority of our expenditures are paid within a 30 day period. The increase in net cash provided by operating activities in 2009 compared to 2008 was primarily due to an increase in cash receipts in excess of cash expenditures from the prior year. Cash receipts in 2009 and 2008 were $310.1 million and $301.3 million, respectively. Cash expenditures during 2009 and 2008 were $280.9 million and $277.2 million, respectively. This increase of receipts in excess of expenditures was partially offset by lower non-cash costs, such as depreciation and amortization and asset impairment charges of $17.5 million in 2009 as compared to $20.0 million in 2008.

The increase in net cash provided by operating activities in 2008 compared to 2007 was primarily due to non-cash costs, such as depreciation and amortization and asset impairment charges of $20.0 million in 2008 as compared to $10.1 million in 2007. Partially offsetting this increase in non-cash costs was a decrease of cash receipts in excess of cash expenditures for 2008 as compared to 2007. Cash receipts in 2008 and 2007 totaled $301.3 million and $265.6 million, respectively. Cash expenditures paid during 2008 and 2007 were $277.2 million and $231.1 million, respectively.

Investing Activities.  Net cash used in investing activities was $25.0 million in 2009, $43.1 million in 2008 and $35.5 million in 2007. We used cash primarily to purchase property and equipment related to our restaurant expansion plans. The fluctuations in net cash used in investing activities for the periods presented is directly related to the number of new restaurants opened during each period. In fiscal 2009, we opened seven new restaurants and, in fiscal years 2008 and 2007, opened thirteen and six restaurants, respectively.

Financing Activities.  Net cash used in financing activities was $9.3 million in 2009, net cash provided by financing activities was $10.5 million in 2008 and $4.2 million in 2007. Net cash used in financing activities in 2009 was primarily the result of payments, net of borrowings, of $8.2 million under our existing senior revolving credit facility. Net cash provided by financing activities in 2008 was primarily the result of borrowings, net of payments, of $11.6 million under our existing senior revolving credit facility. Net cash provided by financing activities in 2007 was primarily the result of borrowings, net of payments, of $2.2 million under our existing senior revolving credit facility.

Capital Resources

Future Capital Requirements.  Our capital requirements are primarily dependent upon the pace of our real estate development program and resulting new restaurants. Our real estate development program is dependent upon many factors, including economic conditions, real estate markets, site locations and nature of lease agreements. Our capital expenditure outlays are also dependent on costs for maintenance and capacity addition in our existing restaurants as well as information technology and other general corporate capital expenditures.

We anticipate that each new BRAVO! restaurant will, on average, require a total cash investment of $1.5 million to $2.0 million (net of estimated tenant incentives). We expect that each new BRIO restaurant will require an estimated cash investment of $2.0 million to $2.5 million (net of estimated tenant incentives). We expect to spend approximately $350,000 to $400,000 per restaurant for cash pre-opening costs. The projected cash investment per restaurant is based on historical averages.

We currently estimate 2010 capital expenditure outlays to range between $10.0 million and $12.0 million, net of agreed upon landlord construction contributions and excluding approximately $1.4 million to $2.0 million of pre-opening costs for new restaurants that are not capitalized. These capital expenditure projections are primarily related to $8.0 million for the opening of new restaurants and $3.0 million for capacity addition expenditures and improvements to our existing restaurants and general corporate capital expenditures. Based on our current real estate development plans, we believe our combined expected cash flows from operations, available borrowings under our new senior credit facilities and expected landlord construction contributions will be sufficient to finance our planned capital expenditures and other operating activities in fiscal 2010.

We currently estimate 2011 capital expenditure outlays to range between $16.0 million and $17.5 million, net of agreed upon landlord construction contributions and excluding approximately $2.1 million to $2.7 million of pre-opening costs for new restaurants that are not capitalized. These capital expenditure projections are primarily related to $12.5 million for the opening of new restaurants and $4.0 million for capacity addition expenditures and improvements to our existing restaurants and general corporate capital expenditures. Based on our current real estate development plans, we believe our combined expected cash flows from operations, available borrowings under our new senior credit facilities and expected landlord construction contributions will be sufficient to finance our planned capital expenditures and other operating activities in fiscal 2011.

Current Resources.  Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Restaurant sales are primarily paid for in cash or by credit card, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverage and supplies, therefore reducing the need for incremental working capital to support growth. We had net working capital of $(32.6) million at June 27, 2010, compared to net working capital of $(36.2) million at December 27, 2009.

In connection with this offering, we plan to enter into new senior credit facilities. We expect that the new senior credit facilities will provide for (i) a $      million term loan facility, maturing in          , and (ii) a revolving credit facility under which we may borrow up to $      million (including a sublimit cap of up to $      million

for letters of credit and up to $      million for swing-line loans), maturing in          . We expect that our new senior credit facilities will contain customary affirmative and negative covenants and require us to meet certain financial ratios. We anticipate that the new senior credit facilities will be secured by substantially all of our assets. “See Risk Factors — Our substantial indebtedness may limit our ability to invest in the ongoing needs of our business” and “Description of Indebtedness.”

In connection with our 2006 recapitalization, we entered into our existing $112.5 million senior credit facilities with a syndicate of lenders. The existing senior credit facilities provide for (i) an $82.5 million term loan facility and (ii) a revolving credit facility under which we may borrow up to $30.0 million (including a sublimit cap of up to $7.0 million for letters of credit and up to $5.0 million for swing-line loans). Borrowings under the term loan facility and the revolving credit facility bear interest at a rate per annum based on the prime rate, plus a margin of up to 2%, or the London Interbank Offered Rate (LIBOR), plus a margin up to 3%, with margins determined by certain financial ratios. In addition to the interest on our borrowings, we must pay an annual commitment fee of 0.5% on the unused portion of the revolving credit facility. The weighted-average interest rate on the borrowings at June 27, 2010 and December 27, 2009 was 3.33% and 3.47%, respectively.

Our existing senior credit facilities require us to maintain certain financial ratios, including a consolidated total leverage ratio, a consolidated senior leverage ratio, consolidated fixed-charge coverage ratio and consolidated capital expenditures limitations (each as defined under our existing senior credit facilities). We have maintained compliance with our financial covenants for each reporting period since we entered into our existing senior credit facilities.

In connection with our 2006 recapitalization, we also issued $27.5 million of our 13.25% senior subordinated secured notes. Interest is payable monthly at an annual interest rate of 13.25%, with the principal due on December 29, 2012. Pursuant to the note purchase agreement, we were entitled to elect monthly during the first year to accrue interest at the rate of 14.25% per annum with no payments. Commencing in the second year of the note purchase agreement through the maturity date, we have the option to accrue interest at an annual rate of 13.25%, consisting of cash interest equal to 9% and paid-in-kind interest of 4.25%. Interest accrued but unpaid during the term of the notes is capitalized into the principal balance.

We expect to use net proceeds from this offering, together with borrowings under our new senior credit facilities, to repay all loans outstanding under our existing senior credit facilities, and any accrued and unpaid interest and related LIBOR breakage costs and other fees. As of June 27, 2010, approximately $79.4 million principal amount of loans were outstanding under our existing senior credit facilities. Our existing senior credit facilities can be prepaid without premium or penalty other than any related LIBOR breakage costs and other fees. We also expect to use net proceeds from this offering, together with borrowings under our new senior credit facilities, to repay all of our 13.25% senior subordinated secured notes, and any accrued and unpaid interest. As of June 27, 2010, approximately $32.4 million aggregate principal amount of our 13.25% senior subordinated secured notes were outstanding. Our 13.25% senior subordinated secured notes can be prepaid without premium or penalty.

On an as adjusted basis giving effect to this offering and the use of proceeds therefrom, as of June 27, 2010, we had $      million of revolving loan availability under our new senior credit facilities (after giving effect to $      million of outstanding letters of credit) based upon an assumed public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in such assumed initial public offering price of $      per share would increase (decrease) the revolving loan availability under our new senior credit facilities (after giving effect to $      million of outstanding letters of credit) by     %.

As of June 27, 2010 we had no mortgage notes outstanding. As of December 27, 2009, we had approximately $0.4 million of mortgage notes outstanding, which were secured by mortgages on individual real estate assets. The weighted average interest rate on the mortgage notes was 4.61% for the year ended December 27, 2009. The indebtedness underlying the mortgage notes was paid in full in May 2010.

In August 2006, we entered into a three-year interest swap agreement fixing the interest rate on $27.0 million principal amount of our term loan. Under this swap agreement, we settled with our counterparty quarterly for the difference between 5.24% and the 90-day LIBOR then in effect. This swap agreement terminated in August 2009. We had no derivative instruments outstanding as of December 27, 2009 or June 27, 2010.

As of June 27, 2010, we had no financing transactions, arrangements or other relationships with any unconsolidated entities or related parties. Additionally, we had no financing arrangements involving synthetic leases or trading activities involving commodity contracts.

In the longer term, we will explore other options to raise capital, including but not limited to, renegotiating our senior credit facilities, public or private equity or other debt financing. We cannot assure you that such capital will be available on favorable terms, if at all.

We currently have separate management agreements with our private equity sponsors, Bruckmann, Rosser, Sherrill & Co., Inc. and Castle Harlan, Inc. We expect that the management agreements will be terminated as of the closing of this offering in exchange for a payment estimated to be $525,000 for each sponsor. This amount is subject to adjustment based on the level of EBITDA, as defined in each management agreement, for the twelve months preceding the closing of this offering.

Off-Balance Sheet Arrangements

As part of our on-going business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or variable interest entities (“VIEs”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of June 27, 2010, we are not involved in any VIE transactions and do not otherwise have any off-balance sheet arrangements.

Significant Accounting Policies

Pre-opening Costs.  Restaurant pre-opening costs consist primarily of wages and salaries, recruiting, training, travel and lodging and meals. Pre-opening costs includes an accrual for straight-line rent recorded during the period between date of possession and the restaurant opening date for the Company’s leased restaurant locations. We expense such costs as incurred.

Property and Equipment.  Property and equipment are recorded at cost. Equipment consists primarily of restaurant equipment, furniture, fixtures and small wares. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including option periods, which are reasonably assured of renewal or the estimated useful life of the asset. Estimated useful lives of assets are as follows: buildings — 15 to 39 years; leasehold improvements — 10 to 20 years; and equipment and fixtures — 3 to 10 years.

Leases.  We record the minimum lease payments for our operating leases on a straight-line basis over the lease term, including option periods which are reasonably assured of renewal. The lease term commences on the date that the lessee obtains control of the property, which is normally when the property is ready for tenant improvements. Contingent rent expense is recognized as incurred and is usually based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of a defined amount.

Leasehold improvements financed by the landlord through tenant improvement allowances are capitalized as leasehold improvements with the tenant improvement allowances recorded as deferred lease incentives. Deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term, including option periods which are reasonably assured of renewal (same term that is used for related leasehold improvements) and are recorded as a reduction of occupancy expense.

Impairment of Long-Lived Assets.  We review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Negative restaurant-level cash flow over the previous 12-month period is considered a potential impairment indicator. In such situations, we evaluate future cash flow projections in conjunction with qualitative factors and future operating plans. In addition, when evaluating asset impairment estimates we consider changes in the economic environment, adverse changes in the manner in which assets are used, adverse changes in legal factors or business climate, excess costs in construction of the asset, overall restaurant operating performance and projections for future performance. Continued economic deterioration within respective markets may adversely impact consumer discretionary spending and may result in lower restaurant sales. Unfavorable fluctuations in our commodity costs, supply costs and labor rates, which may or may not be within our control, may impact our operating margins. Both of these could also affect our estimates of profitability an require future impairment analysis and charges to earnings. Based on this analysis, if we believe that the carrying amount of the assets are not recoverable, an impairment charge is recognized based upon the amount by which the assets carrying value exceeds fair value as measured by undiscounted future cash flows expected to be generated by these assets.

We recognized asset impairment charges of approximately $6.4 million and $8.5 million in fiscal 2009 and 2008, respectively, related to leasehold improvements, fixtures and equipment for the impacted sites. No impairment charge was recorded in fiscal 2007.

Our impairment assessment process requires the use of estimates and assumptions regarding future cash flows and operating outcomes, which are based upon a significant degree of management’s judgment. We continue to assess the performance of restaurants and monitor the need for future impairment. Changes in the economic environment, real estate markets, capital spending and overall operating performance could impact these estimates and result in future impairment charges. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Self-Insurance Reserves.  We maintain various policies, including workers’ compensation and general liability. As outlined in these policies, we are responsible for losses up to certain limits. We record a liability for the estimated exposure for aggregate losses below those limits. This liability is based on estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions, including actuarial assumptions, historical trends and economic conditions.

Income Taxes.  Income tax provisions consist of federal and state taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods. Future taxable income, adjustments in temporary difference, available carry back periods and changes in tax laws could affect these estimates.

We recognize a tax position in the financial statements when it is more likely than not that the position will be sustained upon examination by tax authorities that have full knowledge of all relevant information.

Stock-Based Compensation.  Subsequent to our 2006 recapitalization, we adopted the 2006 Bravo Development, Inc. Option Plan (the “2006 Plan”). Under the 2006 Plan, we are authorized to issue up to, without giving effect to the reorganization transactions expected to occur prior to the consummation of this offering, 262,500 shares of our common stock. The options expire 10 years after the date of grant and vest ratably over a four year period.

The options, to the extent vested, become exercisable based upon our private equity sponsors achieving certain performance targets. As the likelihood of achieving these performance targets is not probable, no compensation expense has been reflected in our financial statements subsequent to the adoption of the 2006 Plan.

In the event we undergo a public offering in which we and any participating selling shareholders receive aggregate net proceeds of at least $50.0 million or the majority of our stock or assets are sold in a transaction approved by Holdings, the options held by current employees are subject to accelerated vesting in the discretion of our board of directors upon the achievement of certain net proceeds and internal rate of return thresholds.

Additionally, to the extent the sponsors sell their securities in connection with an approved sale or public offering, any vested options only become exercisable in the amounts set forth below in the event that (i) net proceeds equal or are in excess of the multiple (set forth in the table below) of the sponsors’ initial investment and (ii) the sponsors achieve an internal rate of return equal to or in excess of the target set forth in the table below (unless the board of directors exercises its discretion under the 2006 Plan to permit further exercisability upon such an event):

Percentage of Option Exercisable	Net Proceeds Multiple	IRR Target

25%	2	10%
50%	2	20%
75%	2	30%
100%	3	40%

For purposes of determining the exercisable portion of an option, “net proceeds” generally means the amount received by the sponsors less their selling or transaction expenses and includes the majority of the fees they receive pursuant to the management agreement between each sponsor and us. “Internal rate of return” means the rate of return the sponsors receive on their investment in our company from such net proceeds as a result of a public offering or approved sale and the net proceeds therefrom.

The board of directors has determined, in its discretion, that in the event the public offering price of this offering results in the achievement of an “internal rate of return” to our private equity sponsors of at least 30% upon the consummation of this offering, (i) each outstanding option award shall be deemed to have vested in a percentage equal to the greater of 75% or the percentage of the option award already vested as of that date, (ii) each outstanding option award shall be deemed 75% exercisable; and (iii) for each additional percentage point of “internal rate of return” achieved by our private equity sponsors above 30%, an additional 2.5% of each outstanding option award shall be deemed vested and exercisable, up to an aggregate of the stated number of shares of common stock subject to the option award upon achievement of an “internal rate of return” by our private equity sponsors of 40%.

Commitments and Contingencies

The following table summarizes contractual obligations at December 27, 2009 on an actual basis.

	Payments Due by Year
Contractual Obligations	Total	2010	2011-2012	2013-2014	After 2014
			(In thousands)

Existing senior secured term loan(1)	$79,818	$825	$78,993	$—	$—
Existing senior secured revolving credit facility(1)	5,550	—	5,550	—	—
13.25% Senior subordinated secured notes(1)	32,270	—	32,270	—	—
Mortgage notes(2)	393	214	179	—	—

Total debt	118,031	1,039	116,992	—	—

Interest(3)	504	504	—	—	—
Operating leases	268,142	18,398	38,121	38,992	172,631
Standby letters of credit(4)	3,650	3,650	—	—	—
Construction purchase obligations	944	944	—	—	—

Total contractual cash obligations	$391,271	$24,535	$155,113	$38,992	$172,631

(1)	In connection with this offering, we intend to enter into new senior credit facilities, consisting of a $ million term loan facility and a $ million revolving credit facility. We intend to use the net proceeds of this offering, together with $ million of borrowings under our new senior credit facilities, to repay all our loans outstanding under our existing senior credit facilities, and any accrued and unpaid interest and related LIBOR breakage costs and other fees, and all of our 13.25% senior subordinated secured notes, and any accrued and unpaid interest. See “Description of Indebtedness.”

(2)	The indebtedness underlying the mortgage notes was paid in full in May 2010.

(3)	The interest obligation was calculated using the average interest rate at December 27, 2009 of 3.47% for our existing senior secured credit facilities, the stated interest rate for the 13.25% senior subordinated secured notes and the average interest rate at December 27, 2009 of 4.61% for the mortgage notes.

(4)	In connection with this offering, we intend to replace our existing standby letters of credit with standby letters of credit under our new senior credit facilities.

Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant guests. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our restaurant operations.

Many of our restaurant staff members are paid hourly rates related to the federal minimum wage. In fiscal 2007, Congress enacted an increase in the federal minimum wage implemented in two phases, beginning in fiscal 2007 and concluding in fiscal 2008. In addition, numerous state and local governments increased the minimum wage within their jurisdictions, with further state minimum wage increases going into effect in fiscal 2009. Certain operating costs, such as taxes, insurance and other outside services continue to increase with the general level of inflation or higher and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that all future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns. Substantially all of the leases for our restaurants provide for contingent rent obligations based on a percentage of revenues. As a result, rent expense will absorb a proportionate share of any menu price increases in our restaurants. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Segment Reporting

We operate upscale affordable dining restaurants under two brands that have similar economic characteristics, nature of products and services, class of customer and distribution methods. Therefore, we report our results of operations as one reporting segment in accordance with applicable accounting guidance.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) updated Accounting Standards Codification (“ASC”) Topic 810, Consolidation, with amendments to improve financial reporting by enterprises involved with variable interest entities (formerly FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)). These amendments require an enterprise to perform an analysis to determine whether the enterprise’s variable interest(s) give it a controlling financial interest in a variable interest entity. This guidance was effective for the annual reporting period beginning after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We adopted this guidance and it had no material effect on our consolidated financial statements.

The FASB also updated ASC Topic 855, Subsequent Events, to establish general standards of accounting for and disclosing of events that occur after the balance sheet date but before financial statements are issued or are available to be issued (formerly FASB Statement No. 165, Subsequent Events). This guidance was effective for interim and annual financial periods ending after June 15, 2009. Adoption of this guidance did not have a material effect on our consolidated financial statements. Our management has performed an evaluation of subsequent events through

July 1, 2010, which is the date the consolidated financial statements were issued. There were no subsequent events noted as of the filing date of the registration statement of which this prospectus is a part.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with our long term indebtedness. Our principal interest rate exposure relates to the loans outstanding under our new senior credit facilities, which we anticipate will be payable at variable rates. Assuming entry into our new senior credit facilities and the incurrence of approximately $      million of borrowings thereunder, each eighth point change in interest rates on the variable rate portion of indebtedness under our new senior credit facilities would result in a $      million annual change in our interest expense.

Commodity Price Risk

We are exposed to market price fluctuation in beef, seafood, produce and other food product prices. Given the historical volatility of beef, seafood, produce and other food product prices, these fluctuations can materially impact our food and beverage costs. While we have taken steps to qualify multiple suppliers and enter into agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control. We are currently unable to contract for some of our commodities such as fresh seafood and certain produce for periods longer than one week. Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. Dairy costs can also fluctuate due to government regulation. Because we typically set our menu prices in advance of our food product prices, we cannot immediately take into account changing costs of food items. To the extent that we are unable to pass the increased costs on to our guests through price increases, our results of operations would be adversely affected. We do not use financial instruments to hedge our risk to market price fluctuations in beef, seafood, produce and other food product prices at this time.

Business

Our Business

We are a leading owner and operator of two distinct Italian restaurant brands, BRAVO! Cucina Italiana (“BRAVO!”) and BRIO Tuscan Grille (“BRIO”), in the full-service, upscale affordable dining segment. We have positioned our brands as multifaceted culinary destinations that deliver the ambiance, design elements and food quality reminiscent of fine dining restaurants at a value typically offered by casual dining establishments. Each of our brands provides its guests with a fine dining experience and value by serving affordable cuisine prepared using fresh flavorful ingredients and authentic Italian cooking methods, combined with attentive service in an attractive, lively atmosphere. We strive to be the best Italian restaurant company in America and are focused on providing our guests an excellent dining experience through consistency of execution. We believe that both of our brands appeal to a broad base of consumers, especially to women whom we believe currently account for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively.

While our brands share certain corporate support functions to maximize efficiencies across our company, each brand maintains its own identity, therefore allowing both brands to be located in common markets. We have demonstrated our growth and the viability of our brands in a wide variety of markets across the U.S., growing from 49 restaurants in 19 states at the end of 2005 to 85 restaurants in 28 states as of June 27, 2010. From 2005 to 2009, our revenues increased from $198.8 million to $311.7 million and our Adjusted EBITDA increased from $13.4 million to $34.8 million, representing compound annual growth rates (CAGR) of 11.9% and 27.0%, respectively. Our net income decreased from $5.4 million to $3.4 million during the same time period. During this period, our Adjusted EBITDA margins have increased from 6.7% to 11.2%. See Note 4 to “Selected Historical Consolidated Financial and Operating Data” for a reconciliation of net income to EBITDA and to Adjusted EBITDA. For the twenty-six weeks ended June 27, 2010, we generated revenues of $171.0 million, Adjusted EBITDA of $20.8 million and net income of $8.0 million. Our total stockholders’ deficiency in assets as of June 27, 2010 was $(64.7) million.

BRAVO! Cucina Italiana

BRAVO! Cucina Italiana is a full-service, upscale affordable Italian restaurant offering a broad menu of freshly-prepared classic Italian food served in a lively, high-energy environment with attentive service. The subtitle “Cucina Italiana,” meaning “Italian Kitchen,” is appropriate since all cooking is done in full view of our guests, creating the energy of live theater. As of June 27, 2010, we owned and operated 47 BRAVO! restaurants in 20 states.

BRAVO! offers a wide variety of pasta dishes, steaks, chicken, seafood and pizzas, emphasizing fresh, made-to-order cuisine and authentic recipes that delivers an excellent value to guests. BRAVO! also offers creative seasonal specials, an extensive wine list, carry-out and catering. We believe that our high-quality offerings and generous portions, combined with our ambiance and friendly, attentive service, offer our guests an attractive price-value proposition. The average check for BRAVO! during the first twenty-six weeks of 2010 was $19.28 per guest.

The breadth of menu offerings at BRAVO! helps generate significant guest traffic at both lunch and dinner. Lunch entrées range in price from $8 to $18, while appetizers, pizzas, flatbreads and entrée salads range from $6 to $14. During the first twenty-six weeks of 2010, the average lunch check for BRAVO! was $14.79 per guest. Dinner entrées range in price from $12 to $29 and include a broad selection of fresh pastas, steaks, chicken and seafood. Dinner appetizers, pizzas, flatbreads and entrée salads range from $6 to $15. During the first twenty-six weeks of 2010, the average dinner check for BRAVO! was $22.05 per guest. At BRAVO!, lunch and dinner represented 29.2% and 70.8% of revenues, respectively. Our average annual sales per comparable BRAVO! restaurant were $3.5 million in 2009.

BRAVO!’s architectural design incorporates interior features such as arched colonnades, broken columns, hand-crafted Italian reliefs, Arabescato marble and sizable wrought-iron chandeliers. We locate our BRAVO! restaurants in high-activity areas such as retail and lifestyle centers that are situated near commercial office space and high-density residential housing.

BRIO Tuscan Grille

BRIO Tuscan Grille is an upscale affordable Italian chophouse restaurant serving freshly-prepared, authentic northern Italian food in a Tuscan Villa atmosphere. BRIO means “lively” or “full of life” in Italian and draws its inspiration from the cherished Tuscan philosophy of “to eat well is to live well.” As of June 27, 2010, we owned and operated 38 BRIO restaurants in 17 states.

The cuisine at BRIO is prepared using fresh ingredients and a high standard for quality execution with an emphasis on steaks, chops, fresh seafood and made-to-order pastas. BRIO also offers creative seasonal specials, an extensive wine list, carry-out and banquet facilities at select locations. We believe that our passion for excellence in service and culinary expertise, along with our generous portions, contemporary dining elements and ambiance, offers our guests an attractive price-value proposition. The average check for BRIO during the first twenty-six weeks of 2010 was $25.14 per guest.

BRIO offers lunch entrées that range in price from $10 to $18 and appetizers, sandwiches, flatbreads and entrée salads ranging from $8 to $15. During the first twenty-six weeks of 2010, the average lunch check for BRIO was $17.94 per guest. Dinner entrées range in price from $14 to $30, while appetizers, sandwiches, flatbreads, bruschettas and entrée salads range from $8 to $15. During the first twenty-six weeks of 2010, the average dinner check for BRIO was $30.51 per guest. At BRIO, lunch and dinner represented 30.5% and 69.5% of revenues, respectively. Our average annual revenues per comparable BRIO restaurant were $4.8 million in 2009.

The design and architectural elements of BRIO restaurants are important to the guest experience. The goal is to bring the pleasures of the Tuscan country villa to our restaurant guests. The warm, inviting ambiance of BRIO incorporates interior features such as antique hardwood Cypress flooring, arched colonnades, hand-crafted Italian mosaics, hand-crafted walls covered in an antique Venetian plaster, Arabescato marble and sizable wrought-iron chandeliers. BRIO is typically located in high-traffic, high-visibility locations in affluent suburban and urban markets.

We also operate one full-service upscale affordable American-French bistro restaurant in Columbus, Ohio under the brand “Bon Vie.” Our Bon Vie restaurant is included in the BRIO operating and financial data set forth in this prospectus.

Our Business Strengths

Our mission statement is to be the best Italian restaurant company in America by delivering the highest quality food and service to each guest...at each meal...each and every day. The following strengths help us achieve these objectives:

Two Differentiated yet Complementary Brands.  We have developed two premier upscale affordable Italian restaurant brands that are highly complementary and can be located in common markets. Our brands are designed to have broad guest appeal at two different price points. Both BRAVO! and BRIO have their own Corporate Executive Chef who develops recipes and menu items with differentiated flavor profiles and price points. Entry level pricing for both lunch and dinner entrees at BRAVO! is approximately $2 below BRIO, providing more alternatives for guests at a lower price point. The guests of BRIO, which offers a greater selection of protein dishes, tend to purchase more steaks, chops, chicken and seafood items while guests of BRAVO! select a higher mix of pasta dishes. In addition, sales of alcoholic beverages at BRAVO! represent approximately 16.4% of restaurant sales compared to approximately 22.5% of restaurant sales at BRIO, primarily due to BRIO’s slightly more extensive wine list and more favorable bar business.

Each brand features unique design elements and atmospheres that attract a diverse guest base as well as common guests who visit both BRAVO! and BRIO for different dining experiences. The differentiated qualities of our brands allow us to operate in significantly more locations than would be possible with one brand, including high-density residential areas, shopping malls, lifestyle centers and other high-traffic locations. Based on demographics, co-tenants and net investment requirements, we can choose between our two brands to determine which is optimal for a location and thereby generate highly attractive returns on our investment. We focus on choosing the right brand for a specific site based on population density and demographics. Management targets markets with $65,000 minimum annual household income and a population density of 125,000 residents within a particular trade area for BRAVO! and $70,000 minimum annual household income and a population density of 150,000 residents within a particular trade area for BRIO. We have a business model that maintains quality and consistency on a national basis while also having the flexibility to cater to the specific characteristics of a particular market. We have a proven track record of successfully opening new restaurants in a number of diverse real estate locations, including both freestanding and in-line with other national retailers. In addition, we believe the flexibility of our restaurant design is a competitive advantage that allows us to open new restaurants in attractive markets without being limited to a standard prototype.

Our brands maintain several common qualities, including certain design elements such as chandeliers and marble and granite counter tops, that help reduce building and construction costs and create consistency for our guests. We share best practices in service, preparation and food quality across both brands. In addition, we share services such as real estate development, purchasing, human resources, marketing and advertising, information technology, finance and accounting, allowing us to maximize efficiencies across our company as we continue our growth.

Broad Appeal with Attractive Guest Base.  We provide an upscale, yet inviting, atmosphere attracting guests from a variety of age groups and economic backgrounds. We provide our guests an upscale affordable dining experience at both lunch and dinner, which attracts guests from both the casual dining and fine dining segments. We locate our restaurants in high-traffic suburban and urban locations to attract primarily local patrons with limited reliance on business travelers. Our blend of location, menu offerings and ambiance is designed to appeal to women, a key decision-maker when deciding where to dine and shop. We believe that women currently account for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively. This positioning helps make our restaurants attractive for developers and landlords. We have also cultivated a loyal guest base, with a majority of our guests dining with us at least once a month.

Superior Dining Experience and Value.  The strength of our value proposition lies in our ability to provide freshly-prepared Italian cuisine in a lively restaurant atmosphere with highly attentive guest service at an attractive price point. We believe that the dining experiences we offer, coupled with an attractive price-value relationship, helps us create long-term, loyal and highly satisfied guests.

•	The Food. We offer made-to-order menu items prepared using traditional Italian culinary techniques with an emphasis on fresh ingredients and authentic recipes. Our food menu is complemented by a wine list that offers both familiar varieties as well as wines exclusive to our restaurants. An attention to detail, culinary expertise and focused execution reflects our chef-driven culture. Each brand’s menu has its own distinctive flavor profile, with BRAVO! favoring the more classic Italian cuisine that includes a variety of pasta dishes and pizzas and BRIO favoring a broader selection of premium steaks, chops, seafood, flatbreads, bruschettas and pastas. All of our new menu items are developed by our Corporate Executive Chefs through a six month ideation process designed to meet our high standards of quality and exceed our guests’ expectations.

•	The Service. We are committed to delivering superior service to each guest, at each meal, each and every day. We place significant emphasis on maintaining high waitstaff-to-table ratios, thoroughly training all service personnel on the details of each menu item and staffing each restaurant with experienced management teams to ensure consistent and attentive guest service. An attention to detail, culinary expertise and focused execution underscores our chef-driven culture. Only trained, experienced chefs and culinary staff are hired and allowed to operate in the kitchen. Best-in-class service standards are designed to ensure satisfied guests and attract both new and repeat guest traffic.

•	The Experience. Lively, high-energy environments blending dramatic design elements with a warm and inviting atmosphere create a memorable guest experience. Signature architectural and décor elements include the lively theatre of exhibition kitchens, high ceilings, white tablecloths, a centerpiece bar and relaxing patio areas. In addition, the majority of our restaurants include attractive outdoor patios with full bar and dining areas at the front of our restaurants that create an exciting and inviting atmosphere for our guests. These elements, along with our superior service and value, help form a bond between our guests and our restaurants, encouraging guest loyalty and more frequent visits.

Nationally Recognized Restaurant Anchor.  Our differentiated brands, the attractive demographics of our guests and the high number of weekly guest visits to our restaurants have positioned us as a preferred tenant and the multi-location Italian restaurant company of choice for national and regional real estate developers. Landlords and developers seek out our concepts to be restaurant anchors for their developments as they are highly complementary to national retailers, having attracted on average between 3,000-5,000 guests per restaurant each week in 2009. As a result of the importance of our brands to the retail centers in which we are located, we are often able to negotiate the prime location within a center and favorable real estate terms, which helps to drive strong returns on capital for our shareholders.

Compelling Unit Economics.  We have successfully opened and operated both of our brands in multiple geographic regions and achieved attractive rates of return on our invested capital, providing a strong foundation for expansion in both new and existing markets. Our ability to grow rapidly and efficiently in all market conditions is evidenced through our strong track record of new restaurant openings, including our 2009 openings which generated above average year one revenues and operating margins. Under our current investment model, BRAVO! restaurant openings require a net cash investment of approximately $1.8 million and BRIO restaurant openings require a net cash investment of approximately $2.2 million. We target a cash-on-cash return beginning in the third operating year for both of our restaurants of between 30% and 40%. Our ten most recent BRAVO! and BRIO restaurants that have been open at least three years as of June 27, 2010 have on average generated a third operating year cash-on-cash return in excess of our targets.

Management Team with Proven Track Record.  We have assembled a tested and proven management team with significant experience operating public companies. Our management team is led by our CEO and President, Saed Mohseni, former CEO of McCormick & Schmick’s Seafood Restaurants, Inc., who joined the company in February 2007. Since Mr. Mohseni’s arrival, we have continued to open new restaurants despite the economic recession. These new restaurant openings have been a key driver of our growth in revenue and Adjusted EBITDA, which have increased 29.1% and 89.0%, respectively, between the years ended 2006 and 2009. In addition to new restaurant growth, we have also implemented a number of revenue and margin enhancing initiatives such as our wine by the glass offerings, wine flights, dessert trays and a new bar menu. These programs were strategically implemented to improve our guest experience and maintain our brand image, as opposed to the discounting programs implemented by some other restaurant operators designed to increase traffic and revenue at the expense of operating margins. In addition, we have improved our labor efficiencies and food cost management, which helped to drive our margin increases and improved our restaurant-level profitability. These changes resulted in an increase in our restaurant-level operating margin from 16.0% in 2006 to 17.4% in 2009, a 140 basis point improvement. Restaurant-level operating margin represents our revenues less total restaurant operating costs, as a percentage of our revenues.

Our Growth Strategies

We believe our restaurants have significant growth potential due to our position in the upscale affordable dining segment, broad guest appeal and strong unit economics. Our growth model is comprised of the following three primary drivers:

Pursue Disciplined Restaurant Growth.  We believe that there are significant opportunities to grow our brands on a nationwide basis in both existing and new markets where we believe we can generate attractive unit level economics. We are pursuing a disciplined growth strategy for both of our brands. We believe that each brand is at an early stage of its expansion.

We have built a scalable infrastructure and have successfully grown our restaurant base through a challenging market environment. Despite difficult economic conditions, we opened seven new restaurants in 2009. We continue to grow in 2010, having opened two new restaurants in each of the first and second quarters of 2010, with one additional restaurant planned to be opened later this year. We plan to open five to six new restaurants in 2011 and aim to open between 45 and 50 new restaurants over the next five years.

Grow Existing Restaurant Sales.  We will continue to pursue targeted local marketing efforts and evaluate operational initiatives designed to increase unit volumes without relying on the margin-eroding discounting programs adopted by many of our competitors.

Initiatives at BRAVO! include increasing online ordering, which generates a higher average per person check compared to our current carry-out business, expanding local restaurant marketing and promoting our patio business. Other initiatives include promoting our bar program through martini night and happy hour programs and expanding our feature cards to include appetizers and desserts.

At BRIO, we are promoting our bar programs, implementing wine flights and dessert trays introducing a new bar menu and expanding the selection of wines by the glass. In addition, we believe there is an opportunity to expand our banquet and special events catering business. Our banquet and special events catering business typically generates a higher average per person check than our dining rooms and, as a result of reduced labor costs relative to revenue, allows us to achieve higher margins on those revenues.

We believe our existing restaurants will benefit from increasing brand awareness as we continue to enter new markets. In addition, we may selectively remodel existing units to include additional seating capacity to increase revenue.

Maintain Margins Throughout Our Growth.  We will continue to aggressively protect our margins using economies of scale, including marketing and purchasing synergies between our brands and leveraging our corporate infrastructure as we continue to open new restaurants. Additional margin enhancement opportunities include increasing labor efficiency through the use of scheduling tools, menu engineering and other operating cost reduction programs.

Real Estate

As of June 27, 2010, we leased 81 and owned four restaurant sites, of which 75 are located adjacent to or in lifestyle centers and/or shopping malls and ten are free-standing units strategically positioned in high-traffic areas. In addition, at June 27, 2010, we were contractually committed to lease one restaurant that had not yet opened. On average, our restaurants range in size from 6,000 to 9,000 square feet. Since the end of 2005, we have opened 40 new locations and converted, relocated or closed 4 locations. We consider our ability to locate and secure attractive real estate locations for new restaurants a key differentiator and long-term success factor. The majority of our leases provide for minimum annual rentals and contain percentage-of-sales rent provisions against which the minimum rent is applied. A significant percentage of our leases also provide for periodic escalation of minimum annual rent based upon increases in the Consumer Price Index. Typically, our leases are ten or 15 years in length with two, five-year extension options.

Site Selection Process

Part of our growth strategy is to develop a nationwide system of restaurants. We have developed a disciplined site acquisition and qualification process incorporating management’s experience as well as extensive data collection, analysis and interpretation. We are actively developing BRAVO! and BRIO restaurants in both new and existing markets, and we will continue to expand in major metropolitan areas throughout the U.S. Management closely analyzes traffic patterns, demographic characteristics, population density, level of affluence and consumer attitudes or preferences. In addition, management carefully evaluates the current or expected co-retail and restaurant tenants in order to accurately assess the attractiveness of the identified area.

BRAVO! and BRIO are highly sought after by the owners and developers of upscale shopping centers and mixed use projects. We are therefore typically made aware of new developments and opportunities very early on in their selection process. In addition to our real estate personnel and broker network actively seeking locations, we do site screening on projects that are brought to our attention in the planning phases.

Design

BRAVO! and BRIO restaurants integrate critical design elements of each brand while making each restaurant unique. Consideration is taken with each design to incorporate the center’s architecture and other regional design elements while still maintaining certain critical features that help identify our brands. Our interiors, while timeless and inviting, incorporate current trends that give our restaurants a sophisticated yet classic feel. This flexibility of design allows us to build one and two story restaurants and to place restaurants in a variety of locales, including ground up locations, in-line locations and conversions of office, retail and restaurant space.

The flexibility of our concepts has enabled us to open restaurants in a wide variety of locations, including high-density residential areas, shopping malls, lifestyle centers and other high-traffic locations. On average, it takes us approximately 12 to 18 months from identification of the specific site to opening the doors for business. In order to maintain consistency of food, guest service and atmosphere at our restaurants, we have set processes and timelines to follow for all restaurant openings to ensure they stay on schedule.

The identification of new sites along with their development and construction are the responsibilities of the Company’s Real Estate Development Group. Several project managers are responsible for building the restaurants, and several staff members deal with purchasing, project management, budgeting, scheduling and other administrative functions. Senior management reviews the comprehensive studies provided by the Real Estate Development Group to determine which regions to pursue prior to any new restaurant development.

New Restaurant Development

We have successfully opened 40 new locations and converted, relocated or closed 4 locations since the end of 2005. Management believes it is well-positioned to continue its trend of disciplined unit expansion through its new restaurant pipeline. We maintain a commitment to strengthening our core markets while also pursuing attractive locations in a wide variety of new markets. We aim to open between 45 and 50 new restaurants over the next five years. New restaurants will typically range in size from 7,000 to 9,000 square feet and are expected to generate a first year average unit volume of approximately $3.5 million and $4.8 million for BRAVO! and BRIO, respectively.

Restaurant Operations

We currently have 14 district managers that report directly to one of our two Senior Vice Presidents of Operations for our brands, who in turn each report to our Chief Executive Officer. Each restaurant district manager supervises the operations of five to eight restaurants in their respective geographic areas, and is in frequent contact with each location. The staffing at our restaurants typically consists of a general manager, two to four assistant managers, an executive chef and one to three sous chefs. In addition, our restaurants typically employ 60 to 200 hourly employees. Our operational philosophy is as follows:

•	Offer High-Quality Italian Food and Wines. We seek to differentiate ourself from other multi-location restaurants by offering affordable, high-quality cuisine prepared using fresh ingredients and authentic Italian cooking methods. To ensure that the menu is consistently prepared to our high standards, we have developed a comprehensive ten week management training program. As part of their skill preparation, all of our executive chefs perform a cooking demonstration. This enables our Corporate Executive Chefs to evaluate a candidate’s skill set. All executive chefs are required to complete ten weeks of kitchen training, including mastering all stations, ordering, receiving and inventory control. Due to our high average unit volumes, the executive chefs are trained throughout the ten weeks to ensure that their food is consistently prepared on a timely basis. In addition, all executive chefs are trained on product and labor management programs to achieve maximum efficiencies. Both of these tools reinforce our commitment to training our employees to run their business from a profit and loss perspective, as well as the culinary side.

•	Deliver Superior Guest Service. Significant time and resources are spent in the development and implementation of our training programs, resulting in a comprehensive service system for both hourly service people and management. We offer guests prompt, friendly and efficient service, keeping waitstaff-to-table ratios high, and staffing each restaurant with experienced “on the floor” management teams to ensure consistent and attentive guest service. We employ food runners to ensure prompt delivery of fresh dishes at the appropriate temperature, thus allowing the waitstaff to focus on overall guest satisfaction. All service personnel are thoroughly trained in the specific flavors of each dish. Using a thorough understanding of our menu, the servers assist guests in selecting menu items complementing individual preferences.

•	Leverage Our Partnership Management Philosophy. A key element to our current expansion and success has been the development of our partnership management philosophy, which is based on the premise that active and ongoing economic participation (via a bonus plan) by each restaurant’s general manager, executive chef, assistant managers and sous chefs is essential to long-term success. The purpose of this structure is to attract and retain an experienced management team, incentivize the team to execute our strategy and objectives and provide stability to the operating management team. This program is offered to all restaurant management. This provides our management team with the financial incentive to develop people, build lifelong guests and operate their restaurants in accordance with our standards.

Sourcing and Supply

To ensure the highest quality menu ingredients, raw materials and other supplies, we continually research and evaluate products. We contract with Distribution Market Advantage, or DMA, a cooperative of multiple food distributors located throughout the nation, and US Foodservice for the broadline distribution of most of our food products. DMA is a broker with whom we negotiate and gain access to third party food distributors and suppliers. In 2009, distributions through our DMA arrangement supplied us with approximately 73% of our food supplies. We utilize a primary distributor, GFS, for the majority of our food distribution under the DMA arrangement. In 2009, GFS distributed approximately 88% of the food supplies distributed through our DMA arrangement. In 2009, US Foodservice supplied us with approximately 3% of our food supplies. We negotiate pricing and volume terms directly with certain of our distributors and suppliers through DMA and US Foodservice. Currently, we have pricing understandings of varying lengths with several of our distributors and suppliers, including our distributors and suppliers of poultry, certain seafood products, dairy products, soups and sauces, bakery items and certain meat products. Our restaurants place orders directly with GFS, other distributors under our DMA arrangement or US Foodservice and maintain regular distribution schedules.

In addition to our broadline distribution arrangements, we utilize direct distribution for several products, including a majority of our meat deliveries, produce and non-alcoholic beverages. Our purchasing contracts are generally negotiated annually and cover substantially all of our requirements for a specific product. Our contracts typically provide either for fixed or variable pricing based on an agreed upon cost-plus formula and require that our suppliers deliver directly to our distributors. We are currently under a fixed-price contract through March 2011 with our direct meat distributor that covers a large portion of our meat requirements and a mixed fixed-price and market-based contract with our poultry supplier that covers substantially all of our poultry requirements through December 2010. Produce is supplied to our restaurants by a cooperative of local suppliers. We are currently under a mixed fixed price and market-based contract with our national produce management companies that continues through October 2010. We are currently under contract with our principal non-alcoholic beverage provider through the later of 2013 or when certain minimum purchasing thresholds are satisfied. Our ability to arrange national distribution of alcoholic beverages is restricted by state law; however, where possible, we negotiate directly with spirit companies and/or national distributors. We also contract with a third party provider to source, maintain and remove our cooking shortening and oil systems.

We have a procurement strategy for all of our product categories that includes contingency plans for key products, ingredients and supplies. These plans include selecting suppliers that maintain alternate production facilities capable of satisfying our requirements, or in certain instances, the approval of secondary suppliers or alternative products. We believe our procurement strategy will allow us to obtain sufficient product quantities from other sources at competitive prices.

Food Safety

Providing a safe and clean dining experience for our guests is essential to our mission statement. We have taken steps to mitigate food quality and safety risks, including designing and implementing a training program for our chefs, hourly service people and managers focusing on food safety and quality assurance. In addition, we include food safety standards and proceeds in every recipe for our cooks. We also consider food safety and quality assurance when selecting our distributors and suppliers. Our suppliers are inspected by federal, state and local regulators or other reputable, qualified inspection services, which helps ensure their compliance will all federal food safety and quality guidelines.

Marketing and Advertising

Our restaurants have generated broad appeal due to their high-quality food, service and ambiance. The target audience for BRAVO! and BRIO is college-educated professionals, ages 35-65, and their families that dine out frequently for social or special occasions. Our marketing strategy is designed to promote and build brand awareness while retaining local neighborhood relationships by focusing on driving comparable restaurant sales growth by increasing frequency of visits by our current guests as well as attracting new guests. Our marketing strategy also focuses on generating brand awareness at new store openings.

Local Restaurant Marketing

A significant portion of our marketing budget is spent on point-of-sale materials to communicate and promote key brand initiatives to our guests while they are dining in our restaurants. We believe that our initiatives, such as seasonal menu changes, holiday promotions, bar promotions, private party and banquet offerings, contribute to repeat guest visits for multiple occasions and drive brand awareness and loyalty.

A key aspect of our local store marketing strategy is developing community relationships with local schools, churches, hotels, chambers of commerce and residents. We place advertisements with junior high and high school athletic programs, school newspapers and special event programs as well as weekly bulletins for churches. We believe courting and catering to local hotel concierges or hosting annual receptions drives traveler recommendations for BRAVO! and BRIO. Participating in off-site food and charity fairs and events allows us to make contact with local families. Hosting chamber of commerce meetings and mixers, advertising in newsletters and sending out e-blasts have also been successful in reaching the business community. Our restaurant managers are closely involved in developing and implementing the majority of the local store marketing programs.

Advertising

We spend a limited amount of our marketing budget on various advertising outlets, including print, radio, direct mail and outdoor, to build brand awareness. These advertisements are designed to emphasize the quality and consistency of BRAVO! and BRIO’s food and service and the superior guest experience we offer in a warm and inviting atmosphere. Direct mail is primarily used for new store openings but has also been employed to promote special holiday offers and events.

New Restaurant Openings

We use the openings of new restaurants as opportunities to reach out to various media outlets as well as the local community. Local public relations firms are retained to assist BRAVO! and BRIO with obtaining appearances on radio and television cooking shows, establishing relationships with local charities and gaining coverage in local newspapers and magazines. We employ a variety of marketing techniques to promote new openings along with press releases, direct mail, e-marketing and other local restaurant marketing activities, which include concierge parties, training lunches and dinners with local residents, media, community leaders and businesses. In addition, we typically partner with a local charity and host an event in connection with our grand openings.

E-Marketing & Social Media

We have increased our use of e-marketing tools, which enables us to reach a significant number of people in a timely and targeted fashion at a fraction of the cost of traditional media. We believe that BRAVO! and BRIO guests are frequent Internet users and will explore e-applications to make dining decisions or to share dining experiences. We have set up Facebook and Twitter pages and developed mobile applications for BRAVO! and BRIO, along with advertising on weather.com, citysearch.com, yelp.com and urbanspoon.com. We anticipate allocating an increasing amount of marketing budget toward this rapidly growing area.

Training and Employee Programs

We conduct comprehensive training programs for our management, hourly employees and corporate personnel. Our training department provides a series of formulated training modules that are used throughout our company, including leadership training, team building, food safety certification, alcohol safety programs, guest service philosophy training, sexual harassment training and others. All training materials are kept up-to-date and stored on our corporate “PASTAnet” internal web site for individual restaurants to access as needed. E-learning is utilized for several management training modules as trainees progress through our ten week management training program. Once management training is completed in the respective restaurants, all management trainees are brought to our corporate offices for three days of classroom certification and testing.

Team member selection has been developed to include pre-employment assessment at all levels, from hourly through multi-restaurant management candidates. These selection reports help to bring objectivity to the selection process. Customized standards have been created for the company that utilize our strongest performers as the behavioral model for future new hires.

Our training process in connection with opening new restaurants has been refined over the course of our experience. Regional trainers oversee and conduct both service and kitchen training and are on site through the first two weeks of opening. The regional trainers lend support and introduce our standards and culture to the new team. We believe that hiring the best available team members and committing to their training helps keep retention high during the restaurant opening process.

Several development programs have been instrumental to our long term success. The “Rising Star” program was created as part of our Bravo Brio Restaurant Group University (BBRGU) to develop aspiring hourly team members into assistant managers and chefs. The key element of the Rising Star program is to provide upward mobility within the organization, utilizing existing labor hours in the restaurants for focused training for the most promising employees. Many of our general managers and executive chefs have gained their positions through internal promotions as a result of this program. Once an employee is identified as a potential leader through observation and assessment, a customized development program is designed that incorporates mentoring, coaching and training. Business classes for additional restaurant management skill and leadership traits are also offered through BBRGU at our corporate office.

Management Information Systems

Restaurant level financial and accounting controls are handled through a sophisticated point-of-sale (“POS”) cash register system and computer network in each restaurant that communicates with our corporate headquarters. The POS system is also used to authorize and transmit credit card sales transactions. All of our restaurants use MICROS RES 3700 software with state-of-the-art equipment. Our restaurant communications are comprised of cable, DSL, Fractional T1 and T1 lines. Our restaurants use MICROS back-office applications to manage the business and control costs. The applications that are part of the back-office tools are Product Management, Financial Management and Labor Management. These systems integrate with the MICROS RES 3700 software. Product Management helps drive food and beverage costs down by identifying kitchen or bar inefficiencies and, through the menu engineering capabilities, it aides in enhancing profitability. Labor Management provides the ability to schedule labor and manage labor costs, including time clock governance that does not allow an employee to “clock in” more than a designated amount of time before a scheduled shift.

In 2008, we implemented the Lawson 9.0 software platform as our ERP system. Its core subsystems include GL, AP, construction accounting, Payroll and Human Resources. The data pulled from the restaurants is integrated into the Lawson system and a data warehouse. This data provides visibility to allow us to better analyze the business. In 2009, we focused on re-designing our guest facing websites to provide a distinct brand image on each website, as well as allowing us to elevate our message to our guests. As part of the redesign, we included search engine optimization into the websites (www.bbrg.com, www.bravoitalian.com, www.brioitalian.com, www.bon-vie.com). We are currently focusing on providing Online Ordering for BRAVO! via our website. Also in 2009, we implemented an internal website called PASTAnet. This intranet site utilizing Microsoft Sharepoint provides us with the ability to collaborate, communicate, train and share information between the restaurants and our corporate office.

Government Regulation

We are subject to numerous federal, state and local laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of government authorities, which may include alcoholic beverage control, nutritional information disclosure, health, sanitation, environmental, zoning and public safety agencies in the state or municipality in which the restaurant is located.

During 2009, approximately 19.5% of our restaurant sales were attributable to alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county and municipal authorities, for licenses and permits to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be subject to penalties, temporary suspension or revocation for cause at any time. Alcoholic beverage control regulations impact many aspects of the daily operations of our restaurants, including the minimum ages of patrons and staff members consuming or serving these beverages, respectively; staff member alcoholic beverage training and certification requirements; hours of operation; advertising; wholesale purchasing and inventory control of these beverages; the seating of minors and the servicing of food within our bar areas; special menus and events, such as happy hours; and the storage and dispensing of alcoholic beverages. State and local authorities in many jurisdictions routinely monitor compliance with alcoholic beverage laws.

We are subject to dram shop statutes in most of the states in which we operate, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Various federal and state labor laws govern our operations and our relationships with our staff members, including such matters as minimum wages, breaks, overtime, fringe benefits, safety, working conditions and citizenship or work authorization requirements. We are also subject to the regulations of the U.S. Citizenship and Immigration Services and U.S. Customs and Immigration Enforcement. In addition, some states in which we operate have adopted immigration employment laws which impose additional conditions on employers. Even if we operate our restaurants in strict compliance with the laws, rules and regulations of these federal and state agencies, some of our staff members may not meet federal citizenship or residency requirements or lack appropriate work authorizations, which could lead to a disruption in our work force. Significant government-imposed increases in minimum wages, paid or unpaid leaves of absence, sick leave, and mandated health benefits, or increased tax reporting, assessment or payment requirements related to our staff members who receive gratuities, could be detrimental to the profitability of our restaurants operations. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs. The imposition of any requirement that we provide health insurance benefits to staff members that are more extensive than the health insurance benefits we currently provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us. In addition, while we carry employment practices insurance covering a variety of labor-related liability claims, a settlement or judgment against us that is uninsured or in excess of our coverage limitations could have a material adverse effect on our results of operations, liquidity, financial position or business.

Recent federal legislation enacted in March 2010 will require chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. While our ability to adapt to consumer preferences is a strength of our concepts, the effect of such labeling requirements on consumer choices, if any, is unclear at this time.

There is also a potential for increased regulation of food in the United States. For example, the United States Congress is currently considering food safety legislation that is expected to greatly expand the FDA’s authority over food safety. If this legislation is enacted, we cannot assure you that it will not impact our industry. Additional requirements may also be imposed by state and local authorities. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take other actions that could be costly for us or otherwise harm our business.

We are subject to a variety of federal and state environmental regulations concerning the handling, storage and disposal of hazardous materials, such as cleaning solvents, and the operation of restaurants in environmentally sensitive locations may impact aspects of our operations. During fiscal 2009, there were no material capital expenditures for environmental control facilities, and no such expenditures are anticipated.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 (“ADA”) and related federal and state statutes. The ADA prohibits discrimination on the basis of disability with respect to public accommodations and employment. Under the ADA and related federal and state laws, we must make access to our new or significantly remodeled restaurants readily accessible to disabled persons. We must also make reasonable accommodations for the employment of disabled persons.

We have a significant number of hourly restaurant staff members who receive income from gratuities. We have elected to voluntarily participate in a Tip Reporting Alternative Commitment (“TRAC”) agreement with the IRS. By complying with the educational and other requirements of the TRAC agreement, we reduce the likelihood of potential employer-only FICA tax assessments for unreported or underreported tips. However, we rely on our staff members to accurately disclose the full amount of their tip income and our reporting on the disclosures provided to us by such tipped employees.

Intellectual Property

We currently own six separate registrations in connection with restaurant service from the United States Patent and Trademark Office for the following trademarks: BRAVO!®, BRAVO! Cucina Italiana®, Cucina BRAVO! Italiana®, BRAVO! Italian Kitchen®, Brio®, Brio Tuscan Grilletm and Bon Vie®. Our registrations confer a federally recognized exclusive right for us to use these trademarks throughout the United States, and we can prevent the adoption of confusingly similar trademarks by other restaurants that do not possess superior common law rights in particular markets. An important part of our intellectual property strategy is the monitoring and enforcement of our rights in markets in which our restaurants currently exist or markets which we intend to enter in the future. We also monitor trademark registers to oppose the registration of confusingly similar trademarks or to limit the expansion of existing trademarks with superior common law rights.

We enforce our rights through a number of methods, including the issuance of cease-and-desist letters or making infringement claims in federal court. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance.

Restaurant Industry Overview

According to the National Restaurant Association (the “NRA”), U.S. restaurant industry sales in 2009 were $566 billion and projected to grow 2.5% to $580 billion in 2010, representing approximately 3.9% of the U.S. gross domestic product. According to the NRA, the U.S. restaurant industry has grown at a compound annual growth rate of 6.7% since 1970. Technomic, Inc., a national consulting market research firm, reported that the U.S. full-service Italian segment had $15 billion of sales in 2009 and the top 100 restaurants within this segment have had a compounded annual growth rate of 11.8% since 1989.

The NRA projects that 49% of total U.S. food expenditures will be spent at restaurants in 2010, up from 25% in 1955. Real disposable personal income, a key indicator of restaurant industry sales, is projected to increase 1.5% in

2010, following an increase of 1.3% in 2009. We believe that the increase in purchases of “food-away-from-home” is attributable to demographic, economic and lifestyle trends, including the following factors:

•	the rise in the number of women in the market place;

•	increase in average household income;

•	an aging U.S. population; and

•	an increased willingness by consumers to pay for the convenience of meals prepared outside of their homes.

The restaurant industry is comprised of multiple segments, including casual dining. The casual dining segment can be further sub-divided into representative casual and upscale casual dining. The upscale casual dining segment is differentiated by freshly prepared and innovative food, flavorful recipes with creative presentations and decor. Upscale casual dining is positioned differently than representative casual dining, with standards that are much closer to fine dining. Technomic, Inc., predicts that the most successful operators will be those which can target customers for diverse occasions and needs, as well as cater for new daypart and menu opportunities to reflect changing attitudes and behaviors.

Competition

The restaurant business is intensely competitive with respect to food quality, price-value relationships, ambiance, service and location, and is affected by many factors, including changes in consumer tastes and discretionary spending patterns, macroeconomic conditions, demographic trends, weather conditions, the cost and availability of raw materials, labor and energy and government regulations. Any change in these or other related factors could adversely affect our restaurant operations. The main competitors for our brands are other operators of mid-priced, full service concepts in the multi-location, upscale affordable dining segment in which we compete most directly for real estate locations and guests, including Maggiano’s, Cheesecake Factory, P.F. Chang’s and BJ’s Restaurants, as well as high quality, locally owned and operated Italian restaurants.

There are a number of well-established competitors with substantially greater financial, marketing, personnel and other resources than ours. In addition, many of our competitors are well established in the markets where our operations are, or in which they may be, located. While we believe that our restaurants are distinctive in design and operating concept, other companies may develop restaurants that operate with similar concepts. In addition, with improving product offerings at fast casual restaurants, quick-service restaurants and grocery stores, consumers may choose to trade down to these alternatives, which could also negatively affect our financial results.

Employees

As of June 27, 2010, we had approximately 8,000 employees of whom approximately 80 were corporate management and staff personnel, approximately 500 were restaurant managers or trainees, and approximately 7,400 were employees in non-management restaurant positions. None of our employees are unionized or covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Properties

The following table sets forth our restaurant locations as of June 27, 2010.

Number of
Location	Restaurants

Alabama	1
Arkansas	1
Arizona	2
Connecticut	1
Colorado	2
Florida	9
Georgia	2
Illinois	3
Indiana	3
Iowa	1
Kansas	1
Kentucky	2
Louisiana	2
Michigan	6
Missouri	4
Maryland	1
Nevada	1
New Jersey	1
New Mexico	1
New York	2
North Carolina	4
Ohio	16
Oklahoma	1
Pennsylvania	6
Tennessee	1
Texas	5
Virginia	4
Wisconsin	2

Total	85

In addition to the restaurant locations set forth above, we also have one restaurant currently in development in Delaware that we expect to open in the fourth quarter of 2010.

We own four properties, two in Ohio and one in each of Indiana and Pennsylvania, and operate restaurants on each of these sites. We lease the remaining land and buildings used in our restaurant operations under various long-term operating lease agreements. The initial lease terms range from ten to 20 years. The leases include renewal options for two to 20 additional years. Our leases currently expire between 2011 and 2028. The majority of our leases provide for base (fixed) rent, plus additional rent based on gross sales (as defined in each lease agreement) in excess of a stipulated amount, multiplied by a stated percentage. We are also generally obligated to pay certain real estate taxes, insurances, common area maintenance charges and various other expenses related to the properties. The term of one lease relating to the restaurant locations set forth above is set to expire in 2011 but may be renewed at our option for an additional five year term expiring in 2015. Our main office is also leased and is located at 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212.

Legal Proceedings

Occasionally we are a party to various legal actions arising in the ordinary course of our business including claims resulting from “slip and fall” accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any material pending legal proceedings and are not aware of any claims that could have a materially adverse effect on our financial position, results of operations, or cash flows.

Management

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of June 27, 2010.

Name	Age	Position
Alton F. Doody, III	52	Founder, Director and Chairman
Saed Mohseni	48	Director, President and Chief Executive Officer
James J. O’Connor	48	Chief Financial Officer, Treasurer and Secretary
Brian O’Malley	42	Senior Vice President of Operations, BRIO
Michael Moser	54	Senior Vice President of Operations, BRAVO!
Ronald F. Dee	45	Senior Vice President, Development
Allen J. Bernstein	64	Director
Michael J. Hislop	55	Director
David B. Pittaway	58	Director
Harold O. Rosser II	61	Director

The board of directors believes that each of the directors set forth above has the necessary qualifications to be a member of the board of directors. Each of the directors has exhibited during his prior service as a director the ability to operate cohesively with the other members of the board of directors. Moreover, the board of directors believes that each director brings a strong background and skill set to the board of directors, giving the board of directors as a whole competence and experience in diverse areas, including corporate governance and board service, finance, management and restaurant industry experience.

Set forth below is a brief description of the business experience of each of our directors and executive officers, as well as certain specific experiences, qualifications and skills that led to the board of directors’ conclusion that each of the directors set forth below is qualified to serve as a director:

Alton F. (“Rick”) Doody, III has been Chairman of the board of directors of the Company since its inception in 1987. Mr. Doody was our Chief Executive Officer from 1992 until February 2007 and our President from June 2006 until September 2009. Mr. Doody continues to remain employed in a non-executive officer capacity by the Company, primarily focusing on the development of our new restaurants. Mr. Doody also founded Lindey’s German Village, and was responsible for all facets of its management. Mr. Doody received a Bachelor of Sciences degree in Economics from Ohio Wesleyan University and has completed all the necessary coursework for a Master’s Degree from Cornell University in Restaurant/Hotel Management. Mr. Doody is a member of the Young President’s Organization and the International Council of Shopping Center Owners and is a Board Member for the Cleveland Restaurant Association. Mr. Doody’s qualifications to serve on our board of directors include his knowledge of our company and the restaurant industry and his years of leadership at our company.

Saed Mohseni joined the Company as Chief Executive Officer in February 2007 and assumed the additional role of President in September 2009. Mr. Mohseni has also served as a director of the Company since June 2006. Prior to joining us, Mr. Mohseni was the Chief Executive Officer (January 2000-February 2007) and a director (2004-2007) of McCormick & Schmick’s Seafood Restaurants, Inc. Mr. Mohseni joined McCormick & Schmick’s in 1986 as a General Manager. During his time at McCormick & Schmick’s, he also held the positions of Senior Manager (1988-1993), Vice President of Operations-California (1993-1997), and Senior Vice President of Operations (1997-1999). Mr. Mohseni attended Portland State University and Oregon State University. Mr. Mohseni’s qualifications to serve on our board of directors include his knowledge of our company and the restaurant industry and his years of leadership at our company.

James J. O’Connor joined the Company as Chief Financial Officer, Treasurer and Secretary in February 2007. For the six years prior to joining us, Mr. O’Connor held various senior level financial positions, including Chief Financial Officer of the Wendy’s Brand, at Wendy’s International, Inc. From 1999 to 2000, Mr. O’Connor served as Senior Manager of Financial Reporting for Tween Brands. Mr. O’Connor previously served as a Senior Manager for PricewaterhouseCoopers LLP from 1985 until 1998. Mr. O’Connor is a CPA and earned a Bachelor of Sciences degree in Accounting and Finance from the Ohio State University.

Brian O’Malley has served as Senior Vice President of Operations, BRIO, since 2006. Mr. O’Malley joined the Company in 1996 as the General Manager of BRAVO! Dayton. Mr. O’Malley was promoted to District Partner in 1999, Director of Operations in 2000 and to Vice President of Operations in 2004. Prior to joining us, Mr. O’Malley was employed with Sante Fe Steakhouse, where he held positions as a General Manager, Director of Training and Regional Manager. Mr. O’Malley earned a Bachelor of Sciences degree in Speech Communications and Hospitality Management from the University of Wisconsin-Stout.

Michael Moser has served as Senior Vice President of Operations, BRAVO!, since 2006. Mr. Moser is a classically trained chef who has over thirty years of experience in the restaurant industry. Mr. Moser joined the Company as a Vice President of Operations in August of 2004. Prior to joining us, Mr. Moser served as the Chief Operating Officer of the Texas Land and Cattle Steak House, a privately held 24 unit restaurant company. From 1996 to 2001, Mr. Moser was Chief Operating Officer of Romano’s Macaroni Grill. Prior to becoming Chief Operating Officer, Mr. Moser served as Director of Operations and founding Concept Chef for creator Phillip Romano. Mr. Moser attended Wayne State University.

Ronald F. Dee has served as our Senior Vice President of Development since May 2007. For the year prior to assuming his current position, Mr. Dee served as our Director of Real Estate. Mr. Dee joined the Company in July of 2003. Prior to joining us, Mr. Dee was Vice President, Development with Darden Restaurants overseeing all Red Lobster brand development. Mr. Dee has over twenty years of real estate development experience in the restaurant/hospitality industry having also held senior management positions with Marriott International and Taco Bell Corp. Mr. Dee is an active member of the International Counsel of Shopping Center Owners. Mr. Dee attended the State University of New York at Buffalo.

Allen J. Bernstein has been a director of the Company since June 2006. Mr. Bernstein is the President of Endeavor Restaurant Group, Inc. He founded and served as Chairman and Chief Executive Officer of Morton’s Restaurant Group, Inc. from 1989 through 2005. He currently serves on the boards of directors of a number of public and privately held companies, including The Cheesecake Factory Incorporated, Caribbean Restaurants, LLC and as non-executive Chairman of the board of directors of Perkins & Marie Callender’s, Inc. Previously, Mr. Bernstein served as a director on the boards of Charlie Brown’s Steakhouse, McCormick & Schmick’s Seafood Restaurants, Inc. and Dave & Busters, Inc. He also serves on the board of trustees of the American Film Institute. Mr. Bernstein brings over 20 years of restaurant industry experience to the board of directors, and among other skills and qualifications, his significant knowledge and understanding of the industry, specifically the upscale affordable segment. Additionally, Mr. Bernstein brings the knowledge and skills that come from significant experience in the restaurant industry, including at the senior executive and board level of a number of other publicly traded companies. Mr. Bernstein earned a Bachelor of Business Administration degree in Marketing from the University of Miami.

Michael J. Hislop has been a director of the Company since August 2006. Mr. Hislop has served as the President and Chief Executive Officer of Il Fornaio since 1998. From April 1991 to May 1995, Mr. Hislop served as Chairman and Chief Executive Officer of Chevy’s Mexican Restaurants which, under his direction, grew from 17 locations to 63 locations nationwide. From 1982 to 1991, Mr. Hislop was employed by El Torito Mexican Restaurants, Inc., serving first as Regional Operator, then as Executive Vice President of Operations and for the last three years as Chief Operating Officer. From 1979 to 1982, Mr. Hislop was employed by T.G.I. Fridays Restaurants, Inc. as a Regional Manager. Mr. Hislop brings to the board of directors the knowledge, qualifications and leadership skills that come from 30 years of experience in the restaurant industry, including significant experience at the senior executive and board level in both casual dining and Italian segments. Mr. Hislop earned a Bachelor of Sciences degree in Hotel and Restaurant Management from the University of Massachusetts.

David B. Pittaway has been a director of the Company since June 2006. Mr. Pittaway is Senior Managing Director, Senior Vice President and Secretary of Castle Harlan, Inc., a private equity firm. He has been with Castle Harlan since 1987. Mr. Pittaway also has been Vice President and Secretary of Branford Castle, Inc., an investment company, since October, 1986. From 1987 to 1998, Mr. Pittaway was Vice President, Chief Financial Officer and

a director of Branford Chain, Inc., a marine wholesale company, where he is now a director and Vice Chairman. Previously, Mr. Pittaway was Vice President of Strategic Planning and Assistant to the President of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm. Mr. Pittaway is also a member of the boards of directors of The Cheesecake Factory Incorporated, Morton’s Restaurant Group, Inc., McCormick & Schmick’s Seafood Restaurants, Inc., Perkins & Marie Callender’s Inc., Caribbean Restaurants, LLC and the Dystrophic Epidermolysis Bullosa Research Association of America. In addition, he is a director and co-founder of the Armed Forces Reserve Family Assistance Fund. Mr. Pittaway possesses in-depth knowledge and experience in finance and strategic planning based on his more than 20 years of experience as an investment banker and manager of Castle Harlan’s investing activities. Mr. Pittaway brings significant restaurant industry experience to the board of directors, and among other skills and qualifications, his significant knowledge and understanding of the industry, and his experience serving as a director of a number of publicly traded companies in the restaurant industry. Mr. Pittaway received a Bachelor of Arts degree from the University of Kansas, a JD from Harvard Law School and a MBA from Harvard Business School.

Harold O. Rosser II has served as a member of our board of directors since June 2006. Mr. Rosser is a Managing Director and founder of Bruckmann, Rosser, Sherrill and Co., Management, L.P., a New York-based private equity firm where he has worked since 1995. From 1987 through 1995 Mr. Rosser was an officer at Citicorp Venture Capital. Prior to joining CVC, he spent 12 years with Citicorp/Citibank in various management and corporate finance positions. Mr. Rosser currently serves on the Board of Directors of Ruth’s Hospitality Group, Inc., Il Fornaio (America) Corporation, Logan’s Roadhouse, Inc. and Wilson Farms, Inc. Mr. Rosser is also a member of the Boards of Trustees of the Culinary Institute of America and Wake Forest University. Mr. Rosser formerly served as a director of several private and public companies and through BRS has invested in more than 16 restaurant companies since 1989. As a result of these and other professional experiences, Mr. Rosser possesses in-depth knowledge and experience in the restaurant industry, corporate finance; strategic planning and leadership of complex organizations; and board practices of private and public companies and other entities that strengthen the board’s collective qualifications, skills and experience. Mr. Rosser earned his B.S. from Clarkson University and attended Management Development Programs at Carnegie-Mellon University and the Stanford University Business School.

Director Independence

Our board of directors currently consists of 6 directors. Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. We believe that           of our directors currently meet these independence standards.

Board Committees

Our board of directors will establish various committees to assist it with its responsibilities. Those committees are described below.

Audit Committee

The current audit committee members are Harold O. Rosser, II and David B. Pittaway. Upon the date our common stock is listed on the Nasdaq Global Market, the committee members will be          . The composition of the audit committee will satisfy the independence and financial literacy requirements of the Nasdaq Global Market and the SEC. The independence standards require that the audit committee have at least one independent director on the date of listing, a majority of independent directors within 90 days after the date our registration statement is declared effective and fully independent audit committee within one year after that date. The financial literacy standards require that each member of our audit committee be able to read and understand fundamental financial statements. In addition, at least one member of our audit committee must qualify as a financial expert, as defined by Item 407(d)(5) of Regulation S-K promulgated by the SEC, and have financial sophistication in accordance with Nasdaq Global Market rules. Our board of directors has determined that           qualifies as an audit committee financial expert.

The primary function of the audit committee is to assist the board of directors in the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence and the performance of our internal audit function and independent registered public accountants. The audit committee also prepares an audit committee report required by the SEC to be included in our proxy statements.

The audit committee fulfills its oversight responsibilities by reviewing the following: (1) the financial reports and other financial information provided by us to our shareholders and others; (2) our systems of internal controls regarding finance, accounting, legal and regulatory compliance and business conduct established by management and the board; and (3) our auditing, accounting and financial processes generally. The audit committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	review and appraise the audit efforts of our independent registered public accountants and exercise ultimate authority over the relationship between us and our independent registered public accountants; and

•	provide an open avenue of communication among the independent registered public accountants, financial and senior management and the board of directors.

To fulfill these duties and responsibilities, the audit committee will:

Documents/Reports Review

•	discuss with management and the independent registered public accountants our annual and interim financial statements, earnings press releases, earnings guidance and any reports or other financial information submitted to the shareholders, the SEC, analysts, rating agencies and others, including any certification, report, opinion or review rendered by the independent registered public accountants;

•	review the regular internal reports to management prepared by the internal auditors and management’s response;

•	discuss with management and the independent registered public accountants the Quarterly Reports on Form 10-Q, the Annual Reports on Form 10-K, including our disclosures under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” and any related public disclosure prior to its filing;

Independent Registered Public Accountants

•	have sole authority for the appointment, compensation, retention, oversight, termination and replacement of our independent registered public accountants (subject, if applicable, to shareholder ratification) and the independent registered public accountants will report directly to the audit committee;

•	pre-approve all auditing services and all non-audit services to be provided by the independent registered public accountants;

•	review the performance of the independent registered public accountants with both management and the independent registered public accountants;

•	periodically meet with the independent registered public accountants separately and privately to hear their views on the adequacy of our internal controls, any special audit steps adopted in light of material control deficiencies and the qualitative aspects of our financial reporting, including the quality and consistency of both accounting policies and the underlying judgments, or any other matters raised by them;

•	obtain and review a report from the independent registered public accountants at least annually regarding (1) the independent registered public accountants’ internal quality-control procedures, (2) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (3) any steps taken to deal with any such issues, and

(4) all relationships between the independent registered public accountants and their related entities and us and our related entities;

Financial Reporting Processes

•	review with financial management and the independent registered public accountants the quality and consistency, not just the acceptability, of the judgments and appropriateness of the accounting principles and financial disclosure practices used by us, including an analysis of the effects of any alternative GAAP methods on the financial statements;

•	approve any significant changes to our auditing and accounting principles and practices after considering the advice of the independent registered public accountants and management;

•	focus on the reasonableness of control processes for identifying and managing key business, financial and regulatory reporting risks;

•	discuss with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;

•	periodically meet with appropriate representatives of management and the internal auditors separately and privately to consider any matters raised by each of them, including any audit problems or difficulties and management’s response;

•	periodically review the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, on our financial statements;

Process Improvement

•	following the completion of the annual audit, review separately with management and the independent registered public accountants any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

•	periodically review any processes and policies for communicating with investors and analysts;

•	review and resolve any disagreement between management and the independent registered public accountants in connection with the annual audit or the preparation of the financial statements;

•	review with the independent registered public accountants and management the extent to which changes or improvements in financial or accounting practices, as approved by the audit committee, have been implemented;

Business Conduct and Legal Compliance

•	review our code of conduct and review management’s processes for communicating and enforcing this code of conduct;

•	review management’s monitoring of our compliance with our code of conduct and ensure that management has the proper review system in place to ensure that our financial statements, reports, and other financial information disseminated to governmental organizations and the public satisfy legal requirements;

•	review, with our counsel, any legal matter that could have a significant impact on our financial statements and any legal compliance matters;

•	review and approve all related-party transactions;

Other Responsibilities

•	establish and periodically review procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and (2) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	review and reassess the audit committee’s charter at least annually and submit any recommended changes to the board of directors for its consideration;

•	provide the report required by Item 306 of Regulation S-K promulgated by the SEC for inclusion in our annual proxy statement;

•	report periodically, as deemed necessary or desirable by the audit committee, but at least annually, to the full board of directors regarding the audit committee’s actions and recommendations, if any;

•	establish policies for our hiring of employees or former employees of the independent registered public accountants who were engaged on our account;

•	perform any other activities consistent with the audit committee’s charter, our regulations and governing law, as the audit committee or the board of directors deems necessary or appropriate; and

•	annually evaluate the audit committee’s performance and report the results of such evaluation to the board of directors.

The audit committee will hold regular meetings at least four times each year. The audit committee will report the significant results of its activities to the board of directors at each regularly scheduled meeting of the board of directors.

In connection with this offering, our board of directors intends to adopt a charter for the audit committee that complies with current federal and Nasdaq Global Market rules relating to corporate governance matters. Deloitte & Touche LLP is presently our independent registered accounting firm.

Nominating and Corporate Governance Committee

Upon the listing of our common stock on the Nasdaq Global Market, our board of directors will designate a nominating and corporate governance committee that will consist of at least three directors. The committee members will be          . The composition of the nominating and corporate governance committee will satisfy the independence requirements of the Nasdaq Global Market that it have at least one independent director on the listing date, a majority of independent directors within 90 days after that date and full compliance within one year after that date. The nominating and corporate governance committee will:

•	identify individuals qualified to serve as our directors;

•	nominate qualified individuals for election to our board of directors at annual meetings of shareholders;

•	establish a policy for considering shareholder nominees for election to our board of directors; and

•	recommend to our board the directors to serve on each of our board committees.

To fulfill these responsibilities, the nominating and governance committee will:

•	review periodically the composition of our board;

•	identify and recommend director candidates for our board;

•	recommend nominees for election as directors to our board;

•	recommend the composition of the committees of the board to our board;

•	review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented;

•	evaluate periodically the adequacy of our conflicts of interest policy;

•	consider with management public policy issues that may affect us;

•	review periodically our committee structure and operations and the working relationship between each committee and the board; and

•	consider, discuss and recommend ways to improve our board’s effectiveness.

In connection with this offering, our board of directors intends to adopt a charter for the nominating and corporate governance committee that complies with current federal and Nasdaq Global Market rules relating to corporate governance matters.

Compensation Committee

The current compensation committee members are Messrs. Rosser, Pittaway and Bernstein. Upon the listing of our common stock on the Nasdaq Global Market, the committee members will be          . The composition of the compensation committee will satisfy the independence requirements of the Nasdaq Global Market. These requirements require that we have at least one independent director on the listing date, a majority of independent directors within 90 days after that date and full compliance within one year after that date. The primary responsibility of the compensation committee is to develop and oversee the implementation of our philosophy with respect to the compensation of our executive officers and directors. In that regard, the compensation committee will:

•	have the sole authority to retain and terminate any compensation consultant used to assist us, the board of directors or the compensation committee in the evaluation of the compensation of our executive officers and directors;

•	to the extent necessary or appropriate to carry-out its responsibilities, have the authority to retain special legal, accounting, actuarial or other advisors;

•	annually review and approve corporate goals and objectives to serve as the basis for the compensation of our executive officers, evaluate the performance of our executive officers in light of such goals and objectives and determine and approve the compensation level of our executive officers based on such evaluation;

•	interpret, implement, administer, review and approve all aspects of remuneration to our executive officers and other key officers, including their participation in incentive-compensation plans and equity-based compensation plans;

•	review and approve all employment agreements, consulting agreements, severance arrangements and change in control agreements for our executive officers;

•	develop, approve, administer and recommend to the board of directors and our shareholders for their approval (to the extent such approval is required by any applicable law, regulation or Nasdaq Global Market rules) all of our stock ownership, stock option and other equity-based compensation plans and all related policies and programs;

•	make individual determinations and grant any shares, stock options, or other equity-based awards under all equity-based compensation plans, and exercise such other power and authority as may be required or permitted under such plans, other than with respect to non-employee directors, which determinations are subject to the approval of our board of directors;

•	have the authority to form and delegate authority to subcommittees;

•	report regularly, but not less frequently than annually, to our board of directors;

•	annually review and reassess the adequacy of its charter and recommend any proposed changes to our board of directors for its approval; and

•	annually review its own performance, and report the results of such review to our board of directors.

The compensation committee has the same authority with regard to all aspects of director compensation as it has been granted with regard to executive compensation, except that any ultimate decision regarding the compensation of any director is subject to the approval of our board of directors. The compensation committee will hold regular meetings at least two times each year.

In connection with this offering, our board of directors intends to adopt a charter for the compensation committee that complies with current federal and Nasdaq Global Market rules relating to corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee who will continue to serve on the compensation committee after our common stock has been listed on the Nasdaq Global Market currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. None of our executive officers was a director of another entity where one of that entity’s executive officers served on our compensation committee, and none of our executive officers served on the compensation committee or the entire board of directors of another entity where one of that entity’s executive officers served as a director on our board of directors.

Risk Oversight

We face a number of risks, including market price risks in beef, seafood, produce and other food product prices, liquidity risk, reputational risk, operational risk and risks from adverse fluctuations in interest rates and inflation and/or deflation. Management is responsible for the day-to-day management of risks faced by our company, while the board of directors currently has responsibility for the oversight of risk management. In its risk oversight role, the board of directors seeks to ensure that the risk management processes designed and implemented by management are adequate. The board of directors also reviews with management our strategic objectives which may be affected by identified risks, our plans for monitoring and controlling risk, the effectiveness of such plans, appropriate risk tolerance and our disclosure of risk. Following the consummation of this offering, our audit committee will be responsible for periodically reviewing with management, internal audit and independent auditors the adequacy and effectiveness of our policies for assessing and managing risk. The other committees of the board of directors will also monitor certain risks related to their respective committee responsibilities. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Ethics

In connection with the consummation of this offering, we plan to adopt an amended written code of business conduct and ethics, to be known as our code of conduct, which will apply to our chief executive officer, our chief financial officer, our chief accounting officer and all persons providing similar functions. Our code of conduct will be available on our Internet website, www.bbrg.com. Our code of conduct may also be obtained by contacting investor relations at (614) 326-7944. Any amendments to our code of conduct or waivers from the provisions of the code for our chief executive officer, our chief financial officer and our chief accounting officer will be disclosed on our Internet website promptly following the date of such amendment or waiver. The inclusion of our web address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) provides an overview of our executive compensation program, together with a description of the material factors underlying the decisions that resulted in the compensation provided to our Chief Executive Officer, Chief Financial Officer and the other executive officers who were the highest paid during the fiscal year ended December 27, 2009 (collectively, the “named executive officers”), as presented in the tables which follow this CD&A. This CD&A contains statements regarding our performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Objective of Compensation Policy

The objective of the Company’s compensation policy is to provide a total compensation package to each named executive officer that will enable us to:

•	attract, motivate and retain outstanding individual named executive officers;

•	reward named executive officers for attaining desired levels of profit and shareholder value; and

•	align the financial interests of each named executive officer with the interests of our shareholders to encourage each named executive officer to contribute to our long-term performance and success.

Overall, our compensation program is designed to reward individual and Company performance. As discussed further below a significant portion of named executive officer compensation is comprised of a combination of annual cash bonuses, which reward annual Company and executive performance, and equity compensation, which rewards long-term Company and executive performance. We believe that by weighting total compensation in favor of the bonus and long-term incentive components of our total compensation program, we appropriately reward individual achievement while at the same time providing incentives to promote Company performance. We also believe that salary levels should be reflective of individual performance and therefore factor this into the adjustment of base salary levels each year.

Process for Setting Total Compensation

Generally, our overall compensation package for named executive officers is administered and determined by our Compensation Committee, comprised of three current non-employee directors. To the extent required following the consummation of our initial public offering, the members of our Compensation Committee may change in order to ensure compliance with stock exchange requirements and securities laws and regulations.

The Company sets annual base salaries, cash bonuses, and equity-based awards for each named executive officer at levels it believes are appropriate considering each named executive officer’s annual review, the awards and compensation paid to the named executive officer in past years, and progress toward or attainment of previously set personal and corporate goals and objectives, including attainment of financial performance goals and such other factors as the Compensation Committee deems appropriate and in our best interests and the best interests of our shareholders. These goals and objectives are discussed more fully below under the headings “Annual Bonus Compensation” and “Equity Compensation.”

The Compensation Committee may also, from time to time, consider recommendations from the Chief Executive Officer regarding total compensation for named executive officers, however no such recommendations were made for fiscal year 2009. The Compensation Committee does not rely on predetermined formulas or a limited set of criteria when it evaluates the performance of the Chief Executive Officer and our other named executive officers. The Committee may accord different weight at different times to different factors for each named executive officer.

Elements of Compensation

Our compensation program for named executive officers consists of the following elements of compensation, each described in greater depth below:

•	Base salaries.

•	Annual cash bonuses.

•	Equity-based incentive compensation.

•	Severance and change-in-control benefits.

•	Perquisites.

•	General benefits.

The Company provides few personal benefits to named executive officers, and what personal benefits are provided are generally considered related to each named executive officer’s performance of his duties with the Company. The Company may also enter into employment agreements with named executive officers to provide severance benefits as a recruitment and retention mechanism. Currently, the Company is a party to an employment agreement with Mr. Mohseni, entered into at the time of his hire in 2007, and expects to enter into an employment agreement with Mr. O’Connor prior to the consummation of this offering, which provide for severance benefits as described more fully under the heading “Potential Payments upon Termination or Change in Control,” below. Finally, named executive officers participate in the Company’s health and benefit plans, and are entitled to vacation and paid time off based on the Company’s general vacation policies.

Employment Agreement

The Company does not have any general policies regarding the use of employment agreements, but may, from time to time, enter into such a written agreement to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter. For example, the Company entered into an employment agreement with Mr. Mohseni at the time of his hire in order to attract Mr. Mohseni to transition from his role as a non-employee board member to a full time chief executive officer. The Company viewed such a negotiated arrangement as a meaningful recruitment and retention mechanism for Mr. Mohseni. In addition, the Company expects to enter into a written employment agreement with Mr. O’Connor prior to the consummation of this offering in order to continue to retain Mr. O’Connor as a member of the Company’s senior management team.

Base Salary

We pay base salaries because salaries are essential to recruiting and retaining qualified employees. Base salaries also create a performance incentive in the form of potential salary increases. Except with respect to Mr. Mohseni, whose base salary is set pursuant to his employment agreement, and Mr. O’Connor, whose future base salary is expected to be set by his employment agreement to be entered into prior to the consummation of this offering, base salaries are initially set by the Compensation Committee. These salary levels are set based on the named executive officer’s experience and performance with previous employers and negotiations with individual named executive officers. Thereafter, the Compensation Committee may increase base salaries each year based on its subjective assessment of the Company’s and the individual executive officer’s performance and his or her experience, length of service and changes in responsibilities. Included in this subjective determination is Compensation Committee’s evaluation of the development and execution of strategic plans, the exercise of leadership, and involvement in industry groups. The weight given such factors by the Compensation Committee may vary from one named executive officer to another.

Mr. Mohseni’s employment agreement provides him with an annual base salary of $518,000. Mr. Mohseni’s base salary has not been modified since his hire in 2007. The Company determined, at the time of Mr. Mohseni’s hire, that a commitment to pay base salary to him at this level was necessary to recruit him to join the Company.

Mr. O’Connor’s base salary for 2009 was $206,000, Mr. Doody’s base salary for 2009 was $100,000, each of Mr. O’Malley and Mr. Moser had base salaries in 2009 of $185,000 and Mr. Dee’s base salary was $165,000 in

2009. Mr. Doody’s base salary for 2009 was decreased from $225,000 in 2008 to $100,000 in connection with his transition from President of the Company to Chairman of the Board.

It is expected that Mr. O’Connor’s employment agreement will provide him with an annual base salary of $206,000. The board of directors may adjust Mr. O’Connor’s base salary as the board of directors deems appropriate.

In lieu of providing small cost-of-living base salary increases for 2010 for the named executive officers other than Mr. Mohseni, the Compensation Committee elected to pay the amount of such cost-of-living increases to the named executive officers in the form of a lump sum discretionary bonus in 2009. Such bonuses are reported in the “Bonus” column of the Summary Compensation Table, below.

Annual Bonus Compensation

In line with our strategy of rewarding performance, a significant part of the Company’s executive compensation philosophy is the payment of cash bonuses to named executive officers based on an annual evaluation of individual and Company performance, considering several factors as discussed below. Except with respect to Mr. Mohseni, whose target bonus is set at 30% of his base salary pursuant to his employment agreement, the Compensation Committee establishes target bonuses (the amount each named executive officer may receive if performance goals and objectives are met) for each named executive officer at the beginning of the fiscal year. The target bonuses are set at levels the Compensation Committee believes will provide a meaningful incentive to named executive officers to contribute to the Company’s financial performance.

In 2009, the board of directors determined that each named executive officer’s bonus would be determined based primarily on the achievement of Company earnings before interest, taxes, depreciation and amortization plus the sum of asset impairment charges, pre-opening costs, management and board of director fees and expenses as well as certain non-cash adjustments, as defined in the credit agreement governing our existing senior credit facilities (Company EBITDA). For 2009, the Compensation Committee determined to pay bonuses at the target levels if Company EBITDA met or exceeded $30.4 million.

We use Company EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Additionally, we use Company EBITDA to measure our compliance with various financial covenants pursuant to our credit agreement. We also use Company EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of Company EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies.

Target and actual bonuses for 2009 paid to each of the named executive officers are shown in the table below. The actual bonus amounts are also included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, below.

Annual Cash Bonuses

	Target
	Award	Actual Award
Name	($)	($)
Saed Mohseni	155,400	62,160
James J. O’Connor	75,000	30,000
Brian O’Malley	70,000	28,000
Michael Moser	70,000	28,000
Ronald F. Dee	35,000	14,000
Alton F. Doody, III	100,000	40,000

Although the Company exceeded its designated EBITDA target for 2009 by approximately $8.4 million, the Company exercised its discretion to pay bonuses at below 100% of target in recognition of the challenges of the macroeconomic environment, the need to maintain adequate cash reserves and to avoid large cash outlays that may not reflect the Company’s long-term incentive goals.

In addition, as noted above, in lieu of small cost-of-living base salary increases in 2010 for the named executive officers other than Mr. Mohseni, the Compensation Committee elected to pay the amount of such cost-of-living increases to the named executive officers in the form of a lump sum discretionary bonus in late 2009. The amount of such discretionary bonuses paid to the named executive officers is as follows: $9,270 for Mr. O’Connor, $9,250 for Mr. O’Malley, $6,475 for Mr. Moser, $4,950 for Mr. Dee and $0 for Mr. Doody.

Equity Compensation

We pay equity-based compensation to our named executive officers because it provides a vital link between the long-term results achieved for our shareholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success. Equity-based compensation is paid in the form of stock options.

The Company adopted the 2006 Plan in order to provide an incentive to employees selected by the board of directors for participation.

In 2009, the Company decided to make grants of options under the 2006 Plan to the majority of the Company’s existing optionholders because it believed that the Company had performed well during a challenging economic environment and that the granting of such options should provide its employees holding options an opportunity to share in the Company’s success provided they continue to contribute to such success. The Company determined that each of the named executive officers, other than Mr. Mohseni and Mr. Doody, would receive a small grant of options under the 2006 Plan. The Company determined that no additional grant of options should be made for Mr. Mohseni and Mr. Doody because it believed each of them had sufficient equity holdings to align their interests with those of our other shareholders.

Options held by each of the named executive officers (and certain of the Company’s other salaried employees) ordinarily vest over a period of four years, subject to the applicable named executive officer remaining employed through each vesting date. However, in the event the Company completes a public offering in which the Company and any participating selling shareholders receive aggregate net proceeds of at least $50.0 million or the majority of the Company’s stock or assets are sold in a transaction approved by Holdings, the options held by the named executive officers while employed are subject to accelerated vesting in the discretion of the board of directors upon the achievement of certain net proceeds and internal rate of return thresholds.

However, as a retention method and in order to ensure each named executive officer’s and the Company’s other optionholders’ interests are aligned with those of the sponsors, optionholders do not have the right to exercise their vested options unless and until the sponsors attain designated returns on their investment, measured based on the sponsors’ net proceeds and internal rate of return. Accordingly, to the extent the sponsors sell their securities in connection with an approved sale or public offering, any vested options become exercisable in the amounts set forth below in the event that (i) net proceeds equal or are in excess of the multiple (set forth in the table below) of the sponsors’ initial investment and (ii) the sponsors achieve an internal rate of return equal to or in excess of the target set forth in the table below (unless the board of directors exercises its discretion under the plan to permit further exercisability upon such an event):

Percentage of Option Exercisable	Net Proceeds Multiple	IRR Target

25%	2	10%
50%	2	20%
75%	2	30%
100%	3	40%

For purposes of determining the exercisable portion of an option, “net proceeds” generally means the amount received by the sponsors, including the majority of the fees they received pursuant to the management agreements between each sponsor and the Company, less their selling or transaction expresses. “Internal rate of return” means the rate of return the sponsors receive on their investment in the Company from such net proceeds as a result of a public offering or approved sale and the net proceeds therefrom.

The board of directors has determined, pursuant to the exercise of its discretion in accordance with the 2006 Plan, that in the event the public offering price of this offering results in the achievement (assuming solely for such purposes the sale of all of our private equity sponsors’ shares of common stock at a price equal to the public offering price) of an “internal rate of return” to our sponsors of at least 30% upon the consummation of this offering, (i) each outstanding option award shall be deemed to have vested in a percentage equal to the greater of 75% or the percentage of the option award already vested as of that date, (ii) each outstanding option award shall be deemed 75% exercisable; and (iii) for each additional percentage point of “internal rate of return” achieved by our private equity sponsors above 30%, an additional 2.5% of each outstanding option award shall be deemed vested and exercisable, up to an aggregate of the stated number of shares of common stock subject to the option award upon achievement of an “internal rate of return” by our private equity sponsors of 40%.

For purposes of the discussion and information set forth in this “Compensation Discussion and Analysis,” the Company has assumed achievement of an “internal rate of return” by our sponsors of 40% and full vesting and exercisability of the outstanding stock options. Accordingly, as reported below under the heading “Potential Payments upon Termination or Change in Control,” the amount each named executive officer would be entitled to receive with respect to his options, assumes that full vesting and exercisability occurred on the last day of our fiscal year, December 27, 2009, with the value computed based on our expected offering price.

Because our offering price may fluctuate, the table below provides an overview of the potential values that could be received by our named executive officers with respect to their options based on a range of share prices and assuming full vesting and exercisability:

Name	Price 1	Price 2	Price 3
Saed Mohseni
James J. O’Connor
Brian O’Malley
Michael Moser
Ronald F. Dee
Alton F. Doody, III

Severance and Transaction-Based Benefits

Except with respect to Mr. Mohseni and Mr. O’Connor, the Company does not have, and does not expect to enter into prior to the consummation of this offering, any agreements, plans or programs for the payment of severance to any named executive officers. As a recruitment incentive for Mr. Mohseni, in negotiating his employment agreement in 2007, the Company agreed to pay two years of severance to Mr. Mohseni in the event of his termination of employment in limited circumstances. In addition, the Company expects that Mr. O’Connor’s employment agreement will provide for the payment of two years of severance to Mr. O’Connor upon his termination of employment in limited circumstances. The Company believes this level of severance benefit provides each of Mr. Mohseni and Mr. O’Connor with the assurance of security if his employment is terminated for reasons beyond his control or the material terms of his employment are changed by the Company without his consent.

In addition, pursuant to Mr. Mohseni’s employment agreement upon an approved sale or other transaction in which the sponsors sell 50% or more of their Company securities while Mr. Mohseni is employed by the Company, Mr. Mohseni is entitled to a payment to the extent the amount he has then received or is entitled to receive with respect to his options does not exceed $3.0 million. Such payment is generally calculated as the lesser of (a) $3.0 million over the amounts Mr. Mohseni receives or is entitled to receive with respect to his options or

(b) the excess of the net proceeds received by the sponsors over the amount necessary for them to receive a 5% internal rate of return.

Finally, as described above, outstanding options for the named executive officers may accelerate vesting upon the occurrence of an approved sale or public offering. The amount each named executive would be entitled to receive in such event is reported below under the heading “Potential Payments upon Termination or Change in Control.”

Perquisites

In 2009, we provided certain personal-benefit perquisites to named executive officers as summarized below. The aggregate incremental cost to the Company of the perquisites received by each of the named executive officers in 2009 did not exceed $10,000 and accordingly, such benefits are not included in the Summary Compensation Table below.

Car Allowance.  The Company provided car allowances of $4,800 for Messrs. O’Malley and Moser and $4,200 for Mr. Doody in 2009. The Company views car allowances as a meaningful benefit to our named executive officers who are required to travel by car in the performance of their duties for the Company.

Complimentary Dining.  The Company provides the named executive officers with complimentary dining privileges at any of our restaurants. The Company views complimentary dining privileges as a meaningful benefit to our named executive officers as it is important for named executive officers to experience our product in order to better perform their duties for the Company.

General Benefits

The following are standard benefits offered to all eligible Company employees, including named executive officers.

Retirement Benefits.  The Company maintains a tax-qualified 401(k) savings plan. However, our named executive officers do not participate in our 401(k) savings plan.

Medical, Dental, Life Insurance and Disability Coverage.  Active employee benefits such as medical, dental, life insurance and disability coverage are available to all eligible employees, including our named executive officers.

Other Paid Time-Off Benefits.  We also provide vacation and other paid holidays to all employees, including the named executive officers, which our Compensation Committee has determined to be appropriate for a Company of our size and in our industry.

Tax and Accounting Considerations

U.S. federal income tax generally limits the tax deductibility of compensation we pay to our Chief Executive Officer and certain other highly compensated executive officers to $1.0 million in the year the compensation becomes taxable to the executive officers. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. Rather, we seek to maintain flexibility in how we compensate our executive officers so as to meet a broader set of corporate and strategic goals and the needs of shareholders, and as such, we may be limited in our ability to deduct amounts of compensation from time to time. Accounting rules require us to expense the cost of our stock option grants. Because of option expensing and the impact of dilution on our shareholders, we pay close attention to, among other factors, the type of equity awards we grant and the number and value of the shares underlying such awards.

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive Plan	All Other	Total
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation
Name & Principal Position	Year	($)	($)(1)	($)	($)(2)	($)	($)(3)	($)
Saed Mohseni	2009	518,000	—	—	—	62,160	—	580,160
President, Chief Executive Officer and Director
James J. O’Connor	2009	206,000	9,270	—	2,526	30,000	—	247,796
Chief Financial Officer, Treasurer and Secretary
Brian O’Malley	2009	185,000	9,250	—	2,526	28,000	—	224,776
Senior Vice President of Operations, BRIO
Michael Moser	2009	185,000	6,475	—	2,526	28,000	—	222,001
Senior Vice President of Operations, BRAVO!
Ronald F. Dee	2009	165,000	4,950	—	1,684	14,000	—	185,634
Senior Vice President — Development
Alton F. Doody, III(4)	2009	186,500	—	—	—	40,000	—	226,500
Chairman, Board of Directors

(1)	The amounts reported in this column represent discretionary bonuses paid to certain named executive officers in 2009 in lieu of cost-of-living increases in base salaries for 2010.

(2)	Amounts in this column represent the grant date fair value, calculated pursuant to ASC 718, of stock options granted in 2009. See Note 11 to our audited consolidated financial statements for a discussion of the calculation of grant date fair value.

(3)	Certain personal benefits provided to certain of our named executive officers, including car allowances and complimentary dining, are not required to be disclosed in the table because the amount of such benefits do not exceed the applicable disclosure thresholds. See “— Perquisites.”

(4)	Pursuant to SEC regulations, Mr. Doody is included in the Summary Compensation Table because he served as an executive officer of the Company during 2009 and his total compensation exceed that of one of the other named executive officers.

Grants of Plan-Based Awards Table

								Exercise	Grant Date
		Estimated Future Payouts Under						or Base	Fair Value
		Non-Equity Incentive Plan			Estimated Future Payouts Under			Price of	of Stock and
		Awards(1)			Equity Incentive Plan Awards(2)(3)			Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	($/SH)(3)	($)

Saed Mohseni	—	—	155,400	—	—	—	—	—	—
James J. O’Connor	—	—	75,000	—	—	—	—	—	—
	9/9/09	—	—	—	—	600	—	10.00	2,526
Brian O’Malley	—	—	70,000	—	—	—	—	—	—
	9/9/09	—	—	—	—	600	—	10.00	2,526
Michael Moser	—	—	70,000	—	—		—	—	—
	9/9/09	—	—	—	—	600	—	10.00	2,526
Ronald F. Dee	—	—	35,000	—	—		—	—	—
	9/9/09	—	—	—	—	400	—	10.00	1,684
Alton F. Doody, III	—	—	100,000	—	—	—	—	—	—

(1)	Amounts reported in this column represent the target performance-based bonus of each named executive office, as described in “Compensation Discussion and Analysis.”

(2)	Options reported in this column generally vest over a period of four years of continued employment, but are only exercisable by named executive officers if financial performance goals are met or exceeded in connection with a public offering or a sale of a majority of the stock or assets of the Company, as described in the Compensation Discussion and Analysis section, above. The number of shares reported as “target” are the total number of shares granted to named executive officers in 2009.

(3)	Does not give effect to the reorganization transactions expected to occur prior to the consummation of this offering. See “Reorganization Transactions.”

Outstanding Equity Awards at Fiscal Year End Table

	Option Awards
	Number of	Number of	Equity Incentive
	Securities	Securities	Plan Awards
	Underlying	Underlying	Number of
	Unexercised	Unexercised	Securities
	Options	Options	Underlying	Option	Option
	(#)	(#)(1)(2)	Unearned	Exercise	Expiration
Name	Exercisable	Unexercisable	Options(#)(1)(2)	Price($)(1)(2)	Date
Saed Mohseni	—	32,812.50	32,812.50	10.00	2/13/17
James J. O’Connor	—	6,562.50	6,562.50	10.00	2/13/17
			600.00	10.00	9/9/19
Brian O’Malley	—	12,304.69	4,101.56	10.00	6/29/16
			600.00	10.00	9/9/19
Michael Moser	—	12,304.69	4,101.56	10.00	6/29/16
			600.00	10.00	9/9/19
Ronald F. Dee	—	12,304.69	4,101.56	10.00	6/29/16
			400.00	10.00	9/9/19
Alton F. Doody, III	—	12,304.69	4,101.56	10.00	6/29/16

(1)	Does not give effect to the reorganization transactions expected to occur prior to the consummation of this offering. See “Reorganization Transactions.”

(2)	The named executive officers do not have the right to exercise their vested options unless and until the Company’s private equity sponsors attain designated returns on their investment, measured based on the sponsors’ receipt of net proceeds and internal rate of return from an approved sale or public offering. The board of directors has determined, in the exercise of its discretion, that a certain percentage of each outstanding option award may be deemed vested and exercisable in connection with this offering, dependent upon achievement of designated performance thresholds. See “— Equity Compensation.”

Potential Payments upon Termination or Change in Control

Termination of Employment

With the exception of Mr. Mohseni and Mr. O’Connor, the Company does not have any agreements with the named executive officers that would entitle them to severance payments upon termination of employment.

Mr. Mohseni’s employment agreement provides him with two years of continued base salary following his termination of employment by the Company without cause or by him for good reason. For purposes of Mr. Mohseni’s employment agreement, “cause” generally means Mr. Mohseni’s fraud or dishonesty in connection with his duties to the Company, his failure to perform the lawful duties of his position, his conviction of a felony or plea of guilty or no contest to a charge or commission of a felony, or his commission of any act or violation of law that could reasonably be expected to bring the Company into material disrepute, and “good reason” generally means the Company’s reduction in Mr. Mohseni’s base salary, the failure of the Company to pay base salary or benefits under Mr. Mohseni’s employment agreement, the Company’s material reduction in Mr. Mohseni’s overall benefits (other than pursuant to a general reduction in benefits for the Company’s workforce) or a requirement that Mr. Mohseni relocate his principal place of employment more than 50 miles from Columbus, Ohio.

Mr. Mohseni’s right to severance is conditioned upon his refraining from competing with the Company for the two years following his termination of employment and compliance with confidentiality and nonsolicitation obligations under his employment agreement.

Assuming Mr. Mohseni’s employment was terminated by the Company without cause or by Mr. Mohseni for good reason on December 27, 2009, he would receive a total of approximately $1.0 million in severance under his employment agreement.

The Company also expects that Mr. O’Connor’s employment agreement, which is anticipated to be entered into prior to the consummation of this offering, will provide Mr. O’Connor with two years of continued base salary following his termination of employment by the Company without cause or by him with good reason. For purposes of Mr. O’Connor’s employment agreement, “cause” generally means Mr. O’Connor’s fraud or dishonesty in connection with his duties to the Company, his failure to perform the lawful duties of his position, his conviction of a felony or plea of guilty or no contest to a charge or commission of a felony, or his commission of any act or violation of law that could reasonably be expected to bring the Company into material disrepute, and “good reason” generally means, without the consent of Mr. O’Connor, a material diminution in Mr. O’Connor’s base salary, a material diminution in Mr. O’Connor’s authority, duties, or responsibilities, a material change in the geographic location at which Mr. O’Connor must perform the services, or any other action or inaction that constitutes a material breach by the Company of the employment agreement. Mr. O’Connor’s right to severance is expected to be conditioned upon his refraining from competing with the Company for the two years following his termination of employment and compliance with confidentiality and nonsolicitation obligations under his employment agreements.

Change-in-Control

In the event the Company completes a public offering in which the selling shareholders receive aggregate net proceeds of at least $50.0 million or the majority of the Company’s stock or assets are sold in a transaction approved by Holdings, the stock options held by the named executive officers while employed are subject to accelerated vesting in the discretion of the board of directors upon the achievement of certain performance thresholds. In addition, pursuant to Mr. Mohseni’s employment agreement, upon an approved sale or other transaction in which the sponsors sell 50% or more of their Company securities while Mr. Mohseni is employed by the Company, Mr. Mohseni is entitled to a payment to the extent the amount he has then received or is entitled to receive with respect to his options does not exceed $3.0 million. Such payment is generally calculated as the lesser of (a) $3.0 million less the amounts Mr. Mohseni receives or is entitled to receive with respect to his options or (b) the excess of the net proceeds received by the sponsors over the amount necessary for them to receive a 5% internal rate of return.

Assuming a public offering or approved sale occurred on December 27, 2009 that resulted in the full vesting and exercisability of each of the named executive officer’s stock options and based on an initial offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, each named executive officer’s increased option vesting value and, with respect to Mr. Mohseni, additional payment in respect of options, would be as follows:

	Value of Enhanced	Additional Payment in
Name	Option Vesting	Respect of Options	Total
Saed Mohseni
James J. O’Connor
Brian O’Malley
Michael Moser
Ronald F. Dee
Alton F. Doody, III

Director Compensation

During 2009, directors who were not employees of us, our subsidiaries or our private equity sponsors received an annual fee of $25,000, payable in August. Directors do not receive any other fees for participating in meetings or otherwise providing services as non-employee directors.

Following the consummation of this offering, each independent director will be paid a base annual retainer of $20,000. Independent directors will also receive an annual retainer of $5,000 for each committee on which they sit, and the chair of the Audit Committee will receive an additional annual retainer of $20,000.

The Company reimburses directors for their expenses involved in attending board of directors and committee meetings. The Company provides the non-employee directors with complimentary dining privileges at any of its restaurants. The Company views complimentary dining privileges as a meaningful benefit to its non-employee directors as it is important for non-employee directors to experience its product in order to better perform their duties for the Company.

Director compensation for the year ended December 27, 2009 for our non-employee directors is set forth in the following table.

Non-Equity
	Fees Earned	Stock	Option	Incentive Plan	All Other
	or Paid in	Awards	Awards	Compensation	Compensation	Total
Name	Cash ($)	($)	(#)	($)	($)(1)	($)
Harold O. Rosser, II	—	—	—	—	—	—
David B. Pittaway	—	—	—	—	—	—
Michael J. Hislop(2)	25,000	—	—	—	—	25,000
Allen J. Bernstein(2)	25,000	—	—	—	—	25,000

(1)	Certain personal benefits provided to our directors, including complimentary dining, are not required to be disclosed in the table because the amount of such benefits do not exceed the applicable disclosure thresholds.

(2)	At December 27, 2009, each of Messrs. Hislop and Bernstein held unexercised options to purchase an aggregate of, without giving effect to the reorganization transactions expected to occur prior to the consummation of this offering, 3,281.25 shares of our common stock.

Bravo Development, Inc. Option Plan

The Bravo Development, Inc. Option Plan was adopted by the board of directors on February 13, 2007. Pursuant to the terms of the 2006 Plan, we intend to seek shareholder approval of the 2006 Plan prior to the consummation of this offering. Without giving effect to the reorganization transactions expected to occur prior to the consummation of this offering, an aggregate of 262,500 shares of common stock have been authorized for issuance under the 2006 Plan. As of June 27, 2010, without giving effect to the reorganization transactions expected to occur prior to the consummation of this offering, stock options to purchase an aggregate of 257,875 shares of our common stock were outstanding under the 2006 Plan, and 4,625 shares of our common stock remained available for future grant under the terms of the 2006 Plan. In the event that any shares subject to an option granted under the Option Plan are forfeited or the option terminates, then such forfeited or unexercised shares subject to such option become available for grant under the 2006 Plan again. Options granted under the 2006 Plan expire ten years after the date of grant.

Eligibility

Any employee or non-employee director of the Company or its subsidiaries is eligible to receive an award of options under the 2006 Plan, if selected to receive such award by the board of directors. However, only employees of the Company or its subsidiaries are eligible to be granted options intended to qualify as incentive stock options, which are eligible for special tax treatment under the Internal Revenue Code.

Administration

Our board of directors administers the 2006 Plan. The board of directors has the full authority to act in selecting recipients of options, determining whether any options may be transferable in accordance with our new investors securities holders agreement, determining the amount of options to be granted to any individual and in determining the terms and conditions of options granted under the 2006 Plan.

Options

Options granted under the 2006 Plan are either “incentive stock options,” which are intended to qualify for certain U.S. federal income tax benefits under Section 422 of the Internal Revenue Code, or “non-qualified stock options.” The per share exercise price of the options granted under the 2006 Plan must be at least equal to the fair market value of a share of our common stock on the date of grant. In addition, in the event of an incentive stock option granted to a 10% Owner, the per share exercise price must be no less than 110% of the fair market value of a share of our common stock on the grant date. The holder of an option granted under the 2006 Plan will be entitled to exercise such option and purchase a number of shares of our common stock at the per share exercise price set forth in such option holder’s option agreement, to the extent such option is vested and exercisable under the terms and conditions of that option agreement. The 2006 Plan permits the option holder to pay the exercise price for an option in cash or a certified check, or, with the approval of the board of directors, in shares of our common stock with a fair market value equal to the exercise price, by delivery of an assignment of a sufficient amount of the proceeds from the sale of shares of common stock to be acquired pursuant to such exercise and an instruction to a broker or selling agent to pay such amount to the Company, or any combination of the foregoing.

Certain Transactions

In the event of a sale of a majority of the assets or securities of the Company approved by Holdings, a public offering in which the aggregate net proceeds received by the Company and any participating selling shareholders is no less than $50.0 million, a consolidation, combination or merger of the Company with any other entity, a sale of all or substantially all of the assets of the Company or a divisive reorganization, liquidation or partial liquidation of the Company, the board of directors may take any of the following actions:

•	Accelerate the exercisability of all or a portion of the options,

•	Cancel outstanding options in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common stock underlying the unexercised portion of the option over the exercise price of such portion,

•	Terminate all options immediately prior to such transaction, provided the option holders are given an opportunity to exercise the option within a specified period following their receipt of written notice of the transaction and the intention to terminate the options prior to such transaction, or

•	Require the successor corporation, if the Company does not survive such transaction, to assume outstanding options or provide awards involving the common stock of such successor on terms and conditions that preserve the rights of the option holders prior to such transaction.

Options are also subject to adjustments, as necessary to preserve the rights of option holders, in the event of a change in the Company’s capitalization such as a stock split, spin-off, stock dividend, merger or reorganization.

Transferability

Unless the board of directors determines otherwise, options granted under the 2006 Plan are nontransferable, except by the laws of descent and distribution.

Repurchase

Option shares are subject to repurchase at fair market value in the event of the holder’s termination of employment pursuant to the provisions of the new investors securities holders agreement.

Amendment and Termination

The board may amend or modify the 2006 Plan at any time, provided that such amendment may not amend the plan in any way that would adversely affect outstanding awards without the applicable holders’ consent. The 2006 Plan will terminate on December 20, 2016 unless earlier terminated by the board of directors.

Bravo Brio Restaurant Group, Inc. 2010 Option Plan

Prior to the consummation of this offering, we expect to adopt a new stock incentive plan. Under the stock incentive plan, we may offer restricted shares of our common stock and grant options to purchase shares of our common stock. The purpose of the stock incentive plan will be to promote our long-term financial success by attracting, retaining and rewarding eligible participants.

Principal and Selling Shareholders

The following table sets forth information regarding the beneficial ownership of our Series A preferred stock and our common stock as of June 27, 2010 by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each selling shareholder.

The table also sets forth such persons’ beneficial ownership of common stock immediately after this offering.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on, without giving effect to the reorganization transactions expected to occur prior to the consummation of this offering, 1,050,000 shares of common stock and 59,500 shares of Series A preferred stock outstanding on June 27, 2010 and, after giving effect to the reorganization transactions,          shares of common stock and no shares of Series A preferred stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person or group and the percentage ownership of that person or group, we deemed to be outstanding any shares of common stock subject to options held by that person or group that are currently exercisable or exercisable within 60 days after June 27, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner set forth in the table is c/o Bravo Brio Restaurant Group, Inc., 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212 and our telephone number is (614) 326-7944.

	Before Offering and							After Offering and
	Reorganization Transactions							Reorganization Transactions
								Number of
	Number of							Additional
	Shares of			Number of			Number of	Shares of	Number of
	Series A	Percent of		Shares of	Percent of		Shares of	Common	Shares of	Percent of
	Preferred	Series A		Common	Common		Common	Stock to be	Common	Common
	Stock	Preferred		Stock	Stock		Stock to be	Sold at	Stock	Stock
	Beneficially	Stock		Beneficially	Beneficially		Sold in this	Underwriters	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned		Owned	Owned(1)		Offering	Option	Owned	Owned

Bravo Development Holdings LLC(1)	47,659.500	80.1%		841,050.0	80.1%		—	—	—	—
Bruckmann, Rosser, Sherrill & Co. II L.P.(1)	—	—		—	—				(2)
CHBravo Holding I LLC(3)	—	—		—	—
Golub Capital Partners IV, L.P.(4)	—	—		—	—
Golub Capital Coinvestment L.P.(4)	—	—		—	—
Alton F. Doody, III	5,503.750	9.3		97,125.0	9.3
Saed Mohseni	349.500		*	6,100.0		*
Harold O. Rosser II(5)(6)	47,659.500	80.1		841,050.0	80.1				(2)
David B. Pittaway(5)(6)	47,659.500	80.1		841,050.0	80.1
Michael J. Hislop	—	—		—	—
Allen J. Bernstein	—	—		—	—
James J. O’Connor	120.325		*	1,847.5		*
Brian O’Malley	367.450		*	6,235.0		*
Michael Moser	260.750		*	5,925.0		*
Ronald F. Dee	187.000		*	3,300.0		*
Julie Frist(7)	—	—		—	—
All directors and executive officers as a group (10 persons)	54,448.275	91.5%		961,582.5	91.6%

*	Less than 1%

(1)	The address of Bravo Development Holdings LLC (“Holdings”) and Bruckmann, Rosser, Sherrill & Co. II L.P. (“BRS II”) is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, New York, New York 10022. BRS II is a member of Holdings. As part of the reorganization transactions, BRS II will receive shares of our common stock in exchange for its units of Holdings. See “Reorganization Transactions.”

(2)	BRSE, L.L.C. is the general partner of BRS II and as such may be deemed to have indirect beneficial ownership of the shares of common stock held by BRS II. Mr. Rosser is a manager of BRSE, L.L.C. and a partner of BRS II and as such may be deemed to have indirect beneficial ownership of the shares of common stock held by BRS II. Mr. Rosser expressly disclaims beneficial ownership of the shares of common stock held by BRS II except to the extent of his pecuniary interest in such shares.

(3)	The address of CHBravo Holding I LLC (“CHBravo”) is c/o Castle Harlan, Inc., 150 East 58th Street, New York, New York 10155. CHBravo is a member of Holdings. As part of the reorganization transactions, CHBravo will receive shares of our common stock in exchange for its units of Holdings. See “Reorganization Transactions.”

(4)	Current member of Holdings. The address of Golub Capital Partners IV, L.P. (“GCP”) and Golub Capital Coinvestment L.P. (“GCC”) is c/o Golub Capital, 551 Madison Avenue, 6th Floor, New York, New York 10022. As part of the reorganization transactions, each of GCP and GCC will receive shares of our common stock in exchange for its units of Holdings. See “Reorganization Transactions.”

(5)	Includes 47,659.50 shares of Series A preferred stock and 841,050 shares of common stock owned by Holdings.

(6)	Messrs. Rosser and Pittaway may be deemed to share beneficial ownership of the shares held by Holdings by virtue of their status as members of the advisory board of Holdings. Each of Messrs. Rosser and Pittaway expressly disclaims beneficial ownership of any shares held by Holdings that exceed his pecuniary interest therein. The members of the advisory board of Holdings share investment and voting power with respect to securities owned by Holdings, but no individual controls such investment or voting power.

(7)	Current member of Holdings. The address of Ms. Frist is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, New York, New York 10022. As part of the reorganization transactions, Ms. Frist will receive shares of our common stock in exchange for her units of Holdings. See “Reorganization Transactions.”

Certain Relationships and Related Party Transactions

The following sets forth certain transactions involving us and our directors, executive officers and affiliates.

We do not have a formal written policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. Following the consummation of this offering, we expect that our audit committee will be responsible for review, approval and ratification of “related-person transactions” between us and any related person. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5.0% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Other than the transactions described below and the arrangements described under “Compensation Discussion and Analysis,” since December 31, 2006, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Reorganization Transactions

It is anticipated that Holdings and each of our other current shareholders will enter into an exchange agreement with us pursuant to which, immediately prior to the consummation of this offering, Holdings and each such other shareholder will exchange all outstanding shares of our Series A preferred stock and common stock for shares of our new common stock. Following these exchanges and immediately prior to the consummation of this offering, Holdings will in turn distribute the shares of new common stock it receives in the exchanges to its members on a pro rata basis in accordance with such members’ ownership interests in the units of Holdings. Holdings will then be dissolved. See “Reorganization Transactions.”

2006 Recapitalization

On June 2, 2006, we entered into an Agreement and Plan of Merger, referred to herein as the merger agreement, with Holdings and BDI Acquisition Corp., a wholly owned subsidiary of Holdings, to consummate our recapitalization. Under the terms of the merger agreement, BDI Acquisition Corp. merged with and into us with our company as the surviving entity. The transactions contemplated under the merger agreement were effected on June 29, 2006, or the Effective Date. As a result of these transactions, Holdings, an entity controlled by affiliates of BRS and Castle Harlan, became our majority shareholder.

In addition to the consideration paid on the Effective Date, under the terms of the merger agreement, our equity holders and option holders prior to the Effective Date had the opportunity to earn additional consideration in the event we were able to achieve certain performance criteria. As a result of our performance during the measurement period, additional consideration in the aggregate amount of $7.9 million, plus accrued interest, was paid to our former equity holders and option holders in September 2007, including $2,708,732 to Mr. Doody, $115,524 to Mr. O’Malley, $79,216 to Mr. Moser and $66,013 to Mr. Dee.

BRS Management Agreement

On the Effective Date, we entered into a management agreement with Bruckmann, Rosser, Sherrill & Co., Inc., or BRS Inc., with a term of up to ten years, pursuant to which BRS Inc. has agreed to provide us certain advisory and consulting services relating to business and organizational strategy, financial and investment management and merchant and investment banking. Under the terms of the management agreement, we agreed to pay BRS Inc. (i) in each of 2007 and 2008, an annual fee equal to the greater of $175,000 and 0.75% of EBITDA, as defined in the management agreement, (ii) in 2009 and each following year, an annual fee equal to $784,000 and (iii) a transaction fee in connection with each acquisition, divesture and public offering of equity securities in which we engage (including this offering), the amount of which varies depending on the size and type of transaction, plus, in each case, reimbursement for all reasonable out-of-pocket expenses incurred by BRS Inc. We have also agreed to indemnify BRS Inc. for any losses and liabilities arising out of its provision of services to us or otherwise related to its performance under the management agreement. For our fiscal years ended December 27, 2009, December 28, 2008 and December 30, 2007, we paid BRS Inc. or otherwise accrued $800,000, $255,000 and $192,000, respectively, in management fees and expenses. We expect that the management agreement will be terminated as of the closing of this offering in exchange for a payment estimated to be $525,000 to BRS Inc. This amount is subject to adjustment based on the level of EBITDA, as defined in the management agreement, for the twelve months preceding the closing of this offering.

Castle Harlan Management Agreement

On the Effective Date, we also entered into a management agreement with Castle Harlan, with a term of up to ten years, pursuant to which Castle Harlan has agreed to provide us certain advisory and consulting services relating to business and organizational strategy, financial and investment management and merchant and investment banking. Under the terms of the management agreement, we agreed to pay Castle Harlan (i) in each of 2007 and 2008, an annual fee equal to the greater of $175,000 and 0.75% of EBITDA, as defined in the management agreement, (ii) in 2009 and each following year, an annual fee equal to $784,000 and (iii) a transaction fee in connection with each acquisition, divesture and public offering of equity securities in which we engage (including this offering), the amount of which varies depending on the size and type of transaction, plus in each case reimbursement for all reasonable out-of-pocket expenses incurred by Castle Harlan. We have also agreed to indemnify Castle Harlan for any losses and liabilities arising out of its provision of services to us or otherwise related to its performance under the management agreement. For our fiscal years ended December 27, 2009, December 28, 2008 and December 30, 2007, we paid Castle Harlan or otherwise accrued $811,000, $252,000 and $195,000, respectively, in management fees and expenses. We expect that the management agreement will be terminated as of the closing of this offering in exchange for a payment estimated to be $525,000 to Castle Harlan. This amount is subject to adjustment based on the level of EBITDA, as defined in the management agreement, for the twelve months preceding the closing of this offering.

Securities Holders Agreement

On the Effective Date, we entered into a securities holders agreement among us, Holdings, Alton Doody and certain of our other shareholders. The securities holders agreement, among other things: (i) restricts the transfer of our equity securities and (ii) grants preemptive rights on issuances of our equity securities, subject to certain exceptions, including issuances pursuant to certain public equity offerings. Certain provisions of the securities holders agreement, including the provision described above concerning the grant of preemptive rights, will become inapplicable upon the consummation of this offering.

New Investors Securities Holders Agreement

On the Effective Date, we entered into a new investors securities holders agreement among us, Holdings, certain of our named executive officers and certain of our other shareholders. The new investors securities holders agreement, among other things: (i) restricts the transfer of our equity securities, (ii) grants us a purchase option on our equity securities held by employee shareholders upon certain termination events, (iii) requires each shareholder who is a party to the agreement to consent to a sale of our company if such sale is approved by Holdings, (iv) grants tag-along rights on certain transfers of our equity securities by any shareholder who is a party to the agreement and (v) grants preemptive rights on issuances of our equity securities, subject to certain exceptions, including issuances pursuant to certain public equity offerings. Certain provisions of the new investors securities holders agreement, including the provisions described above concerning tag-along rights, the consent to an approved sale and the grant of preemptive rights, will become inapplicable or terminate upon the consummation of this offering.

Registration Rights Agreement

On the Effective Date, we entered into a registration rights agreement with substantially all of our current shareholders, other than those who purchase shares in this offering, entitling them to certain rights with respect to the registration of their shares of common stock under the Securities Act. Under the registration rights agreement, certain holders of shares of our common stock may demand that we file a registration statement under the Securities Act covering some or all of such holders’ shares. The registration rights agreement limits the number of demand registration requests the holders may require us to file to six; however, holders of at least a majority of the shares of our common stock issued to Holdings may require us to file an unlimited number of registration statements on Form S-3. In addition, the holders of our common stock have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to a demand registration or specified excluded registrations, holders may require us to include all or a portion of their common stock in the registration. Each shareholder party to the registration rights agreement has agreed not to effect any public sale or distribution of our securities for its own account during the ten day period prior to and during the 180 day period (in the case of our initial public offering) or 90 day period (in the case of an offering after our initial public offering) beginning on the effective date of a registration statement filed with the SEC. We have agreed not to effect any public sale or distribution of our securities (subject to certain exceptions) during the ten day period prior to and during the 180 day period (in the case of our initial public offering) or 90 day period (in the case of an offering after our initial public offering) beginning on the effective date of a registration statement filed with the SEC. All fees, costs and expenses of any registration effected pursuant to the registration rights agreement including all registration and filing fees, printing expenses, legal expenses will be paid by us. We expect that prior to the consummation of this offering substantially all of the holders of registration rights will have waived those rights with respect to this offering.

Employment Agreements

Currently, the Company is a party to an employment agreement with Saed Mohseni, our President and Chief Executive Officer, entered into at the time of his hire in February 2007. In addition, we expect to enter into a written employment agreement with Mr. O’Connor prior to the consummation of this offering. These agreements are described in more detail in “Compensation Discussion and Analysis — Employment Agreements.”

We are not party to any effective employment agreements with any other executive officer.

Description of Capital Stock

Upon completion of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.001 per share and           shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our board of directors. As of June 27, 2010, without giving effect to the reorganization transactions, there were 1,050,000 shares of common stock issued and outstanding held by 29 holders of record and 59,500 shares of Series A preferred stock issued and outstanding held by five holders of record.

The following descriptions are summaries of the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a more thorough understanding of the terms of our capital stock, you should refer to our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Regulations, which are included as exhibits to the registration statement of which this prospectus forms a part.

General

It is anticipated that our majority shareholder, Bravo Development Holdings LLC, or Holdings, and each of our other current shareholders will enter into an exchange agreement with us pursuant to which, immediately prior to the consummation of this offering, Holdings and each such other shareholder will exchange all outstanding shares of our Series A preferred stock and common stock for shares of our new common stock.

An aggregate of           shares of our new common stock will be issued by us in exchange for all shares of our outstanding Series A preferred stock and our outstanding common stock, which shares of new common stock will constitute all of our issued and outstanding capital stock immediately prior to the consummation of this offering. The number of shares of new common stock issued pursuant to such exchanges will be fixed at           shares, although the allocation of such shares among the holders of our outstanding Series A preferred stock and the holders of our outstanding common stock will be based upon the initial public offering price in this offering. Under the terms of the exchange agreement, each outstanding share of Series A preferred stock will be exchanged for that number of shares of new common stock which have an aggregate fair value, based upon the initial public offering price in this offering, equal to the liquidation preference for such share of Series A preferred stock. The “liquidation preference,” as defined in our amended and restated articles of incorporation, for each share of Series A preferred stock equals $1,000 plus all accumulated but unpaid dividends that have accrued on such share. As of June 27, 2010, the liquidation preference was equal to $1,691.24 per share of Series A preferred stock. The holders of our outstanding common stock will receive that number of shares of new common stock which is equal to the aggregate number of shares of new common stock issued in the exchanges less the number of shares of new common stock issued in exchange for shares of our outstanding Series A preferred stock. Based upon an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, approximately           shares of our new common stock, representing a beneficial ownership interest of     % of our company, would be exchanged for shares of our outstanding Series A preferred stock and approximately           shares of our new common stock, representing a beneficial ownership interest of     % of our company, would be exchanged for shares of our outstanding common stock. A $1.00 increase (decrease) in such assumed initial public offering price of $      per share would decrease (increase) the beneficial ownership interest of our company represented by the shares of our new common stock issued in exchange for shares of our Series A preferred stock by     %.

Following these exchanges and immediately prior to the consummation of this offering, Holdings will in turn distribute the shares of new common stock it receives in the exchanges to its members on a pro rata basis in accordance with such members’ respective ownership interests in the units of Holdings. Holdings will then be dissolved. See “Reorganization Transactions”.

Common Stock

The holders of shares of our new common stock are entitled to dividends as our board of directors may declare, from time to time, from funds legally available therefor, subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by shareholders, subject to certain exceptions relating, among other matters, to our preferred stock, if any. Our articles of incorporation do not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors elected each year, subject to the voting rights of our preferred stock, if any. Except as otherwise provided by law, the holders of a majority in voting power of the shares issued and outstanding and entitled to vote at such meeting of shareholders will constitute a quorum at such meeting of the shareholders for the transaction of business subject to the voting rights of our preferred stock, if any. Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

Following the consummation of this offering, no shares of our preferred stock will be outstanding. Our Second Amended and Restated Articles of Incorporation will provide that our board of directors may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further shareholder approval. The holders of our preferred stock may be entitled to preferences over common shareholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our board of directors approving the issuance of such shares.

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

Under the terms of the registration rights agreement, if we propose to register any of our shares of common stock under the Securities Act following this offering, whether for our own account or otherwise, certain holders of our common stock are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations, including, without limitation, pro rata reductions in the number of shares to be sold in an offering. Such holders also may require us to effect the registration of their shares of common stock for sale to the public, subject to certain conditions and limitations. We would be responsible for certain expenses of any such registration. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Anti-Takeover Effects of Our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Regulations and Ohio Law

Articles of Incorporation and Regulations.  Certain provisions of our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Regulations could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our shareholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions are also intended to discourage certain tactics that may be used in proxy fights.

However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our shareholders.

Classified Board of Directors.  Our Second Amended and Restated Articles of Incorporation will provide for our board of directors to be divided into two classes of directors, with each class as nearly equal in number as possible, serving staggered two year terms. As a result, approximately one half of our board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay shareholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years.

Special Meetings.  Our Second Amended and Restated Regulations will provide that special meetings of the shareholders may be called only upon the written request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board of directors or upon the request of the chief executive officer. Our Second Amended and Restated Regulations will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Advance Notice Requirements for Shareholder Proposals and Director Nominees.  Our Second Amended and Restated Regulations will establish an advance notice procedure for our shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The shareholder notice procedure will provide that only persons who are nominated by, or at the direction of, our board of directors or its Chairman, or by a shareholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The shareholder notice procedure will also provide that at an annual meeting of our shareholders, only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors or its Chairman or by a shareholder who has given timely written notice to our Secretary of such shareholder’s intention to bring such business before such meeting. Under the shareholder notice procedure, if a shareholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the shareholder must submit written notice to us in accordance with the guidelines set forth in our Second Amended and Restated Regulations. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Removal; Filling Vacancies.  Our Second Amended and Restated Regulations will authorize our board of directors to fill any vacancies that occur in our board of directors by reason of death, resignation, removal or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his successor is elected and qualified or until the director’s earlier death, resignation or removal. Our Second Amended and Restated Regulations will also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding stock. Cause is defined to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal, has failed to attend 12 consecutive meetings of the board of directors or has been adjudged by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to us in a matter of substantial importance to us, and such adjudication is no longer subject to direct appeal. The effect of these provisions is to preclude a shareholder from removing incumbent directors without cause, as so defined, and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise.

Indemnification.  We will include in our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Regulations provisions to (1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the Ohio Revised Code and (2) indemnify our directors and officers to the fullest extent permitted by the Ohio Revised Code. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. We have obtained insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

Control Share Acquisitions.  After the completion of this offering, we will be an issuing public corporation subject to Section 1701.831 of the Ohio Revised Code, known as the “Ohio Control Share Acquisition Statute.” This statute provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to any person’s acquisition of the corporation’s shares that would entitle the acquirer, directly or indirectly, alone or acting with others, to exercise or direct the voting power of the corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third of that voting power, (ii) one-third or more but less than a majority of that voting power or (iii) a majority or more of that voting power. Under the statute, a control share acquisition must be approved at a special meeting of the shareholders, at which a quorum is present, by at least a majority of the voting power of the corporation in the election of directors represented at the meeting and by the holders of at least a majority of the portion of the voting power excluding the voting power of certain “interested shares.” Interested shares include shares owned by the acquirer, by officers elected or appointed by the directors of the corporation and by directors of the corporation who also are employees of the corporation.

Merger Moratorium Statute.  As an issuing public corporation, we also will be subject to Chapter 1704 of the Ohio Revised Code, known as the “Merger Moratorium Statute.” This statute prohibits certain transactions if they involve both the corporation and a person that is an “interested shareholder” (or anyone affiliated or associated with an “interested shareholder”), unless the board of directors has approved, prior to the person becoming an interested shareholder, either the transaction or the acquisition of shares pursuant to which the person became an interested shareholder. An interested shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or acting with others, to exercise or direct the exercise of 10% of the voting power of the corporation in the election of directors. The prohibition imposed on a person by Chapter 1704 is absolute for at least three years from the interested shareholder’s acquisition date and continues indefinitely thereafter unless (i) the acquisition of shares pursuant to which the person became an interested shareholder received the prior approval of the corporation’s board of directors, (ii) the Chapter 1704 transaction is approved by the holders of shares entitled to exercise at least two-thirds of the voting power of the corporation (which our Second Amended and Restated Articles of Incorporation have reduced to a majority of our voting power) in the election of directors, including shares representing at least a majority of voting shares that are not beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder or (iii) the Chapter 1704 transaction satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders of the corporation.

Nasdaq Global Market Listing Trading

We intend to apply to have our common stock approved for listing on the Nasdaq Global Market under the symbol “BBRG.”

Transfer Agent and Registrar

We intend to appoint a transfer agent and registrar for our common stock prior to the completion of this offering.

Description of Indebtedness

New Senior Credit Facilities

In connection with this offering, we plan to enter into new senior credit facilities. We expect that the new senior credit facilities will provide for (i) a $      million term loan facility, maturing in          , and (ii) a revolving credit facility under which we may borrow up to $      million (including a sublimit cap of up to $      million for letters of credit and up to $      million for swing-line loans), maturing in               . We expect that our new senior credit facilities will contain customary affirmative and negative covenants and require us to meet certain financial ratios. We anticipate that the new senior credit facilities will be secured by substantially all of our assets.

Existing Senior Credit Facilities

In connection with our 2006 recapitalization, we entered into our existing $112.5 million senior credit facilities with a syndicate of lenders. The existing senior credit facilities provide for (i) an $82.5 million term loan facility and (ii) a revolving credit facility under which we may borrow up to $30.0 million (including a sublimit cap of up to $7.0 million for letters of credit and up to $5.0 million for swing-line loans). Payment of all obligations under the existing senior credit facilities are collateralized by a first priority security interest in substantially all of our assets and those of our material subsidiaries. Borrowings under the term loan facility and the revolving credit facility bear interest at a rate per annum based on the prime rate, plus a margin of up to 2%, or the London Interbank Offered Rate (LIBOR), plus a margin up to 3%, with margins determined by certain financial ratios. In addition to the interest on our borrowings, we must pay an annual commitment fee of 0.5% on the unused portion of the revolving credit facility. The weighted-average interest rate on the borrowings at June 27, 2010 and December 27, 2009 was 3.33% and 3.47%, respectively. Our existing senior credit facilities mature on June 29, 2012.

We expect to use net proceeds from this offering, together with borrowings under our new senior credit facilities, to repay all loans outstanding under our existing senior credit facilities, any accrued and unpaid interest and related LIBOR breakage costs and other fees. As of June 27, 2010, approximately $79.4 million principal amount of loans were outstanding under our existing senior credit facilities. Our existing senior credit facilities can be prepaid without premium or penalty, other than any related LIBOR breakage costs and other fees.

The existing senior credit facilities contain certain customary events of default, including, without limitation, upon the occurrence of certain change of control transactions that include the consummation of this offering.

13.25% Senior Subordinated Secured Notes

In connection with our 2006 recapitalization, we also issued $27.5 million of our 13.25% senior subordinated secured notes. The note purchase agreement is collateralized by a second priority interest in substantially all of our assets and those of our material subsidiaries. Interest is payable monthly at an annual interest rate of 13.25%, with the principal due on December 29, 2012. Pursuant to the note purchase agreement, we were entitled to elect monthly during the first year to accrue interest at the rate of 14.25% per annum with no payments. Commencing in the second year of the note purchase agreement through the maturity date, we have the option to accrue interest at an annual rate of 13.25%, consisting of cash interest equal to 9% and paid-in-kind interest of 4.25%. Interest accrued but unpaid during the term of the notes is capitalized into the principal balance.

We expect to use net proceeds from this offering, together with borrowings under our new senior credit facilities, to repay all of our 13.25% senior subordinated secured notes, and any accrued and unpaid interest. As of June 27, 2010, approximately $32.4 million aggregate principal amount of our 13.25% senior subordinated secured notes were outstanding. Our 13.25% senior subordinated secured notes can be prepaid without premium or penalty.

The senior subordinated secured notes contain certain customary events of default, including, without limitation, upon the occurrence of certain change of control transactions that include the consummation of this offering.

Shares Eligible For Future Sale

Prior to this offering, there has been no market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of our common stock, or the availability for future sale of shares of our common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock.

Sale of Restricted Shares

Upon completion of this offering and the reorganization transactions, we will have           shares of common stock outstanding, based on, without giving effect to the reorganization transactions, 1,050,000 shares of common stock and 59,500 shares of Series A preferred stock outstanding as of June 27, 2010. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act. In general, affiliates include our executive officers, directors, and 10% shareholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

Upon completion of this offering,          shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 promulgated under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 promulgated under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	no shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale, upon the exercise of vested options, upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus.

Lock-Up Agreements

Our directors, executive officers, the selling shareholders and substantially all of our other shareholders will enter into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of at least 180 days after the date of this prospectus without the prior written consent of the underwriters. Despite possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the underwriters. Approximately     % of our outstanding shares of common stock, will be subject to such lock-up agreements. These agreements are more fully described in “Underwriting — Lock-Up Agreements.”

We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider circumstances of emergency and hardship. No agreement has been made between the underwriters and us or any of our shareholders pursuant to which the underwriters will waive the lock-up restrictions.

Rule 144

Generally, Rule 144 provides that an affiliate who has beneficially owned “restricted” shares of our common stock for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, sales under Rule 144 are subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person will be subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any such options or shares will be freely tradable in the public market. We have granted options to purchase, without giving effect to the reorganization transactions expected to occur prior to the consummation of this offering, 257,875 shares of our common stock,          of which have vested and will be exercisable upon the consummation of this offering based upon an initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Material U.S. Federal Tax Considerations For
Non-United States Holders

The following discussion is a general summary of the material U.S. federal tax consequences of the purchase, ownership and disposition of our common stock applicable to “non-U.S. holders.” As used herein, a non-U.S. holder means a beneficial owner of our common stock that is not a U.S. person (as defined below) or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (2) was in existence on August 20, 1996, was treated as a U.S. domestic trust immediately prior to that date, and has validly elected to continue to be treated as a U.S. domestic trust.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not consider state and local or non-U.S. tax consequences. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, regulated investment companies, real estate investment trusts, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or “IRS,” and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

Each prospective non-U.S. holder is encouraged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of purchasers holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our common stock, will be considered to be “U.S. trade or business income” if such dividend income or gain is (1) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (2) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a “permanent establishment” (or, for an individual, a “fixed base”) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property (other than certain stock distributions) that we pay on our common stock (or certain redemptions that are treated as distributions on our common stock) will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to our discussion in “— Recently-Enacted Federal Tax

Legislation” below, a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain. See “— Dispositions of Our Common Stock” below. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder is encouraged to consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a non-U.S. holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

Subject to our discussion in “— Recently-Enacted Federal Tax Legislation” below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as described above;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation,” which we refer to as “USRPHC,” under section 897 of the Code at any time during the shorter of the five year period ending on the date of disposition and the non-U.S. holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements, and associated personal property. We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC, although there can be no assurance these conclusions are correct or might not change in the future based on changed circumstances. If we are found to be a USRPHC, a non-U.S. holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock so long as our common stock is “regularly traded on an established securities market” as defined under applicable Treasury regulations and a non-U.S. holder owns, actually and constructively, 5% or less of our common stock during the shorter of the five year period ending on the date of disposition and such non-U.S. holder’s holding period for our common stock. Prospective investors should be aware that no assurance can be given that our common stock will be so regularly traded when a non-U.S. holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28% and scheduled to increase to 31% for taxable years 2011 and thereafter) on certain reportable payments. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies (usually on IRS Form W-8BEN) as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States, or a “U.S. related person” as defined under applicable Treasury regulations. In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a “U.S. related person”, the Treasury regulations require information reporting (but not the backup withholding tax) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders are encouraged to consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, if the non-U.S. holder provides the required information to the IRS.

Recently-Enacted Federal Tax Legislation

On March 18, 2010, President Obama signed the “Hiring Incentives to Restore Employment (HIRE) Act,” or the HIRE Act. The HIRE Act includes a revised version of a bill introduced in late October 2009 in both the House and the Senate, the “Foreign Account Tax Compliance Act of 2009” or the FATCA bill.

Under the FATCA provisions of the HIRE Act, foreign financial institutions (which include hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of their size) and other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S.-source payments made to them. Specifically, FATCA requires that foreign financial institutions enter into an agreement with the United States government to collect and provide the U.S. tax authorities substantial information regarding U.S. account holders of such foreign financial institution. Additionally, FATCA requires all other foreign entities that are not financial institutions to provide the withholding agent with a certification identifying the substantial U.S. owners of such foreign entity. A foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements generally will be subject to a new 30% withholding tax with respect to any “withholdable payments” made after December 31, 2012, other than such payments that are made on “obligations” that are outstanding on March 18, 2012. For this purpose, withholdable payments are U.S.-source payments, such as dividends, otherwise subject to nonresident withholding tax and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. The new FATCA withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., capital gain from the sale of our stock). The Treasury is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules. FATCA withholding under the HIRE Act will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks of issue and individuals, and the Treasury is authorized to provide additional exceptions.

As noted above, the new FATCA withholding and information reporting requirements generally will apply to withholdable payments made after December 31, 2012. Prospective non-U.S. holders are encouraged to consult with their own tax advisors regarding these new provisions.

Federal Estate Tax

Individual Non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Underwriting

We plan to enter into an underwriting agreement with the underwriters named below. Jefferies & Company, Inc., Piper Jaffray & Co. and Wells Fargo Securities, LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name.

Number of
Underwriters	Shares
Jefferies & Company, Inc.
Piper Jaffray & Co.
Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.
Morgan Keegan & Company, Inc.

Total

Of the           shares to be purchased by the underwriters,   shares will be purchased from us and   shares will be purchased from the selling shareholders.

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. The shares of our common stock should be ready for delivery on or about           , 2010 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

Over-Allotment Option

The selling shareholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of           additional shares from the selling shareholders solely to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $      and, before expenses, the total proceeds to the selling shareholders will be $     . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

Commission and Expenses

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $      per share. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling shareholders:

Total With Full
		Total Without	Exercise of
		Exercise of Over-	Over-Allotment
	Per Share	Allotment Option	Option
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling shareholders	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $      million. We are paying all of the expenses of this offering. The selling shareholders will not pay any expenses of this offering, other than the underwriting discounts and commissions.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our officers and directors, all of the selling shareholders and substantially all other shareholders have agreed to a 180-day lock-up with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, without the prior written consent of the representatives, for a period of 180 days following the date of this prospectus, we and such persons may not, subject to certain exceptions, directly or indirectly (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially or (2) publicly announce an intention to do any of the foregoing. In addition, the lock-up period may be extended in the event that we issue an earnings release or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

The restrictions in these lock-up agreements will not apply, subject to certain conditions, to transactions relating to (1) shares of common stock or other securities acquired in open market transactions after completion of this offering (2) a bona fide gift or gifts, (3) the transfer of any or all of the shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock owned by a shareholder, either during such shareholder’s lifetime or on death, by gift, will or interstate succession to an immediate family of the shareholder or to a trust the beneficiaries of which are exclusively the shareholder and/or a member or members of the shareholder’s immediate family, or (4) a distribution to limited partners or shareholders of the restricted party, provided, however, that the recipient in (2), (3) or (4) agrees to be bound by such restrictions.

Discretionary Sales

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

No Public Market

While we intend to apply to list our common stock on the Nasdaq Global Market under the symbol “BBRG,” there has been no public market for the shares prior to this offering. The offering price for the shares will be determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market after this offering or that an active trading market for the common stock will develop and continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

SEC rules may limit the ability of the underwriters to bid for or purchase shares of our common stock before distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

Stabilizing Transactions.  The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the market price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

Over-allotments and Syndicate Covering Transactions.  The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. A bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters is a “syndicate covering transaction.” Establishing short sales positions may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after the pricing of this offering, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

Penalty Bids.  If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Passive Market Making.  Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market if such purchases by the underwriters were not occurring. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the Nasdaq Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Upon receipt of a request by an investor or its representative who has received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, we will promptly transmit, or cause to be transmitted, without charge, a paper copy of the prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

1.	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2.	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

3.	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

4.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

1.	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

2.	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the FSMA does not apply to us; and

2.	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, affiliates of Wells Fargo Securities, LLC are agents and lenders under the company’s existing senior credit facilities and an affiliate of Jefferies & Company, Inc. is a lender under the company’s existing senior credit facilities. As described in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay all loans outstanding under our existing senior credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the company.

Conflicts of Interest

As described in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay all loans outstanding under our existing senior credit facilities. Because an affiliate of Wells Fargo Securities, LLC will receive more than 5.0% of the net proceeds of this offering, the offering will be conducted in accordance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, as administered by the Financial Industry Regulatory Authority. This rule requires, among other things, that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter” and that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Jefferies & Company, Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act.

Legal Matters

The validity of the shares offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The consolidated annual financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement of which this prospectus forms a part. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933 covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at the public reference room (Room 1580), 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (614) 326-7944, or by mail to Bravo Brio Restaurant Group, Inc., 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212, Attention: Investor Relations.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above.

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements—December 27, 2009, December 28, 2008 and December 30, 2007
Consolidated Balance Sheets as of December 27, 2009 and December 28, 2008	F-3
Consolidated Statements of Operations for the Years Ended December 27, 2009, December 28, 2008 and December 30, 2007	F-4
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency in Assets) for the Years Ended December 27, 2009, December 28, 2008 and December 30, 2007	F-5
Consolidated Statements of Cash Flows for the Years Ended December 27, 2009, December 28, 2008 and December 30, 2007	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Interim Consolidated Financial Statements—June 27, 2010 and June 28, 2009
Unaudited Consolidated Balance Sheets as of June 27, 2010	F-19
Unaudited Consolidated Statements of Operations for the Twenty-Six Weeks Ended June 27, 2010 and June 28, 2009	F-20
Unaudited Consolidated Statements of Cash Flows for the Twenty-Six Weeks Ended June 27, 2010 and June 28, 2009	F-21
Notes to Unaudited Consolidated Financial Statements	F-22

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Bravo Brio Restaurant Group, Inc.:

We have audited the accompanying consolidated balance sheets of Bravo Brio Restaurant Group, Inc. (formerly, Bravo Development, Inc. and Subsidiaries) (a majority-owned subsidiary of Bravo Development Holdings, LLC) (the “Company”), as of December 27, 2009 and December 28, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 27, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 27, 2009 and December 28, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Columbus, Ohio

April 30, 2010 (June 28, 2010 as to the Company name change in Note 1 and July 1, 2010 as to the subsequent event update in Note 1)

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(Dollars in thousands, except par values)

			Pro Forma
	December 28,	December 27,	Stockholders’
	2008	2009	Equity
			(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$682	$249
Restricted cash	251
Accounts receivable	3,968	5,534
Tenant improvement allowance receivable	3,549	2,435
Inventories	1,990	2,203
Prepaid expenses and other current assets	2,058	2,049

Total current assets	12,498	12,470
PROPERTY AND EQUIPMENT—Net	141,040	144,880
OTHER ASSETS—Net	4,226	3,492

TOTAL	$157,764	$160,842

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
CURRENT LIABILITIES:
Trade and construction payables	$14,315	$12,675
Accrued expenses	19,259	21,658
Current portion of long-term debt	1,049	1,039
Deferred lease incentives	3,656	4,284
Deferred gift card revenue	8,539	8,970

Total current liabilities	46,818	48,626

DEFERRED LEASE INCENTIVES	48,324	53,451

LONG-TERM DEBT	124,901	116,992

OTHER LONG-TERM LIABILITIES	13,812	14,463

COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS):
Common stock, $0.001 par value—authorized, 3,000,000 shares; issued and outstanding, 1,050,000 shares	1	1	1
14% cumulative compounding preferred stock, $0.001 par value—authorized, 100,000 shares; issued and outstanding, 59,500 shares	1	1
Additional paid-in capital	110,972	110,972	110,973
Retained deficit	(187,065)	(183,664)	(183,664)

Total stockholders’ equity (deficiency in assets)	(76,091)	(72,690)	(72,690)

TOTAL	$157,764	$160,842	$160,842

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(Dollars and shares in thousands, except per share data)

	Fiscal Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

REVENUES	$265,374	$300,783	$311,709

COSTS AND EXPENSES:
Cost of sales	75,340	84,618	82,609
Labor	89,663	102,323	106,330
Operating	41,567	47,690	48,917
Occupancy	16,054	18,736	19,636
General and administrative expenses	16,768	15,042	17,123
Restaurant pre-opening costs	5,647	5,434	3,758
Depreciation and amortization	12,309	14,651	16,088
Asset impairment charges		8,506	6,436
Other expenses—net	462	229	157

Total costs and expenses	257,810	297,229	301,054

INCOME FROM OPERATIONS	7,564	3,554	10,655
NET INTEREST EXPENSE	11,853	9,892	7,119

INCOME (LOSS) BEFORE INCOME TAXES	(4,289)	(6,338)	3,536
INCOME TAX EXPENSE (BENEFIT)	(3,503)	55,061	135

NET INCOME (LOSS)	$(786)	$(61,339)	$3,401

UNDECLARED PREFERRED DIVIDENDS	(8,920)	(10,175)	(11,599)

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	(9,706)	(71,574)	(8,198)

NET INCOME (LOSS) PER SHARE—BASIC AND DILUTED	$(9.24)	$(68.17)	$(7.81)

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC AND DILUTED	1,050	1,050	1,050

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency in Assets)
(Dollars in thousands)

									Stockholders’
					Additional				Equity
	Common Stock		Preferred Stock		Paid-In	Retained	Treasury Stock		(Deficiency in
	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Assets)

BALANCE—December 31, 2006	1,050,000	$1	59,500	$1	$110,972	$(124,880)	—	$—	$(13,906)
Net loss						(786)			(786)
Purchase of treasury shares							(14,701)	(928)	(928)
Sale of treasury shares							14,701	928	928

BALANCE—December 30, 2007	1,050,000	1	59,500	1	110,972	(125,666)		—	(14,692)
Net loss						(61,399)			(61,399)
Purchase of treasury shares							(1,585)	(100)	(100)
Sale of treasury shares							1,585	100	100

BALANCE—December 28, 2008	1,050,000	1	59,500	1	110,972	(187,065)	—	—	(76,091)
Net loss						3,401			3,401
Purchase of treasury shares							(1,217)	(184)	(184)
Sale of treasury shares							1,217	184	184

BALANCE—December 27, 2009	1,050,000	$1	59,500	$1	$110,972	$(183,664)	—	$—	$(72,690)

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Fiscal Year Ended
	December 30,	December 28,	December 27,
	2007	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(786)	$(61,399)	$3,401
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization (excluding deferred lease incentives)	12,309	14,651	16,088
(Gain) loss on disposals of property and equipment	620	114	(236)
Impairment of assets		8,506	6,436
Amortization of deferred lease incentives	(2,258)	(3,139)	(5,016)
Interest incurred and capitalized but not yet paid	2,758	1,285	1,340
Deferred income taxes	(3,557)	54,895
Changes in certain assets and liabilities:
Accounts and tenant improvement receivables	(1,699)	446	(452)
Inventories	(149)	24	(213)
Prepaid expenses and other current assets	2,343	(882)	9
Trade and construction payables	6,012	1,596	(1,805)
Deferred lease incentives	9,399	15,205	10,771
Deferred gift card revenue	933	(587)	431
Other accrued liabilities	1,915	(1,153)	(545)
Other—net	3,451	2,939	3,573

Net cash provided by operating activities	31,291	32,501	33,782

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(35,274)	(42,496)	(25,708)
Proceeds from sale of property and equipment			500
Restricted cash		(251)	251
Intangibles acquired	(262)	(341)

Net cash used in investing activities	(35,536)	(43,088)	(24,957)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	33,250	104,450	103,450
Funds in escrow	12,762
Payments on long-term debt	(33,927)	(93,921)	(112,708)
Proceeds from sale of stock	928	100	184
Repurchase of stock	(928)	(100)	(184)
Distribution to previous shareholders	(6,570)
Payment for cancellation of options to option holders	(1,359)

Net cash (used in) provided by financing activities	4,156	10,529	(9,258)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(89)	(58)	(433)
CASH AND CASH EQUIVALENTS—Beginning of year	829	740	682

CASH AND CASH EQUIVALENTS—End of year	$740	$682	$249

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid—net of $434, $950 and $454 capitalized in 2007, 2008 and 2009, respectively	$11,275	$8,840	$7,030

Income taxes paid (refunded)	$336	$(83)	$300

Property additions financed by accounts payable	$3,706	$963	$994

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Bravo Brio Restaurant Group, Inc. (BBRG or the “Company”) (formerly, Bravo Development, Inc. and Subsidiaries) owns and operates restaurants under the trade names BRAVO!®, “BRAVO! Cucina Italiana®,” Cucina BRAVO! Italiana®, BRAVO! Italian Kitchen®, Brio®, “Brio Tuscan Grilletm,” and “Bon Vie®.” At December 27, 2009, there were 45 BRAVO! Cucina Italiana restaurants (44 at December 28, 2008), 35 BRIO Tuscan Grille restaurants (30 at December 28, 2008), and one Bon Vie (one at December 28, 2008) restaurants in operation in 27 states throughout the United States of America. On June 28, 2010, the name of the Company was changed from Bravo Development, Inc. to Bravo Brio Restaurant Group, Inc.

At December 27, 2009, the Company was contractually committed to lease four restaurants that had not yet opened. The estimated cost to complete the construction of these restaurants is approximately $7.2 million.

Consolidation—The consolidated financial statements include the results of operations and account balances of BDI (a majority-owned subsidiary of Bravo Development Holdings, LLC (“Parent”)) (see Note 2) and subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End—The Company utilizes a 52- or 53-week accounting period which ends on the Sunday closest to December 31. The fiscal years ended December 30, 2007, December 28, 2008, and December 27, 2009, each have 52 weeks.

Accounting Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Actual amounts may differ from those estimates.

Cash and Cash Equivalents—The Company considers all cash and short-term investments with original maturities of three months or less as cash equivalents. All cash is principally deposited in one bank.

Inventories—Inventories are valued at the lower of cost or market, using the first-in, first-out method and consist principally of food and beverage items.

Pre-opening Costs—Restaurant pre-opening costs consist primarily of wages and salaries, recruiting, training, travel, and lodging and meals. The Company expenses such costs as incurred. Pre-opening costs also includes an accrual for straight-line rent recorded during the period between date of possession and the restaurant opening date for the Company’s leased restaurant locations.

Property and Equipment—Property and equipment are recorded at cost, less accumulated depreciation. Equipment consists primarily of restaurant equipment, furniture, fixtures, and smallwares. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including option periods, which are reasonably assured of renewal or the estimated useful life of the asset. Estimated useful lives of assets are as follows: buildings—15 to 39 years, leasehold improvements—10 to 20 years, and equipment and fixtures—3 to 10 years.

Leases—The Company records the minimum lease payments for its operating leases on a straight-line basis over the lease term, including option periods which are reasonably assured of renewal. The lease term commences on the date that the lessee obtains control of the property, which is normally when the property is ready for tenant improvements. Contingent rent expense is recognized as incurred and is usually based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of a defined amount.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Leasehold improvements financed by the landlord through tenant improvement allowances are capitalized as leasehold improvements with the tenant improvement allowances recorded as deferred lease incentives. Deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term, including option periods which are reasonably assured of renewal (same term that is used for related leasehold improvements) and are recorded as a reduction of occupancy expense.

Other Assets—Other assets include liquor licenses, trademarks, and loan costs and are stated at cost, less amortization, if any. The trademarks are used in the advertising and marketing of the restaurants and are widely recognized and accepted by consumers.

Impairment of Long-Lived Assets—The Company reviews long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Negative restaurant-level cash flow over the previous 12-month period is considered a potential impairment indicator. In such situations, the Company evaluates future cash flow projections in conjunction with qualitative factors and future operating plans. Based on this analysis, if the Company believes that the carrying amount of the assets are not recoverable, an impairment charge is recognized based upon the amount by which the assets carrying value exceeds fair value as measured by undiscounted future cash flows expected to be generated by these assets.

The Company recognized asset impairment charges of approximately $8.5 million and $6.4 million in fiscal 2008 and 2009, respectively, related to leasehold improvements, fixtures and equipment for the impacted sites. No impairment charge was recorded in fiscal 2007.

The Company’s impairment assessment process requires the use of estimates and assumptions regarding future cash flows and operating outcomes, which are based upon a significant degree of management’s judgment. The Company continues to assess the performance of restaurants and monitors the need for future impairment. Changes in the economic environment, real estate markets, capital spending, and overall operating performance could impact these estimates and result in future impairment charges. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Estimated Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, receivables, trade and construction payables, and accrued liabilities at December 28, 2008 and December 27, 2009, approximate their fair value due to the short-term maturities of these financial instruments. The fair values of the Company’s long-term debt is determined using quoted market prices for the same or similar issues or based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount of the long-term debt under the revolving credit facility and variable rate notes and loan agreements approximate the fair values at December 28, 2008 and December 27, 2009. The estimated fair value of the fixed long-term debt is $31,500,000 at December 27, 2009. The fair value of the Company’s fixed long-term debt is estimated based on quoted market values offered for the same or similar agreements for which the lowest level of observable input significant to the established fair value measurement hierarchy is Level 2.

Revenue Recognition—Revenue from restaurant operations is recognized upon payment by the customer at the time of sale. Revenues are reflected net of sales tax and certain discounts and allowances.

The Company records a liability upon the sale of gift cards and recognizes revenue upon redemption by the customer. Revenue is recognized on unredeemed gift cards (breakage) based upon historical redemption patterns when the Company determines the likelihood of redemption of the gift card by the customer is remote and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdiction. Gift card breakage income was not significant in any fiscal year and is reported within revenues in the consolidated statements of operations.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advertising—The Company expenses the cost of advertising (including production costs) the first time the advertising takes place. Advertising expense was $1,918,000, $2,451,000, and $2,809,000 for 2007, 2008, and 2009, respectively.

Self-Insurance Reserves—The Company maintains various policies, including workers’ compensation and general liability. As outlined in these policies, the Company is responsible for losses up to certain limits. The Company records a liability for the estimated exposure for aggregate losses below those limits. This liability is based on estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions, including actuarial assumptions, historical trends, and economic conditions.

Derivative Instruments—The Company accounts for all derivative instruments on the balance sheet at fair value. Changes in the fair value (i.e., gains or losses) of the Company’s interest rate swap derivative are recorded each period in the consolidated statement of operations as a component of interest expense.

Income Taxes—Income tax provisions are comprised of federal and state taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Stock-Based Compensation—The Company maintains performance incentive plans including incentive stock options and nonqualified stock options. Options are granted with exercise prices equal to the fair value of the Company’s common shares at the date of grant. The cost of employee service is recognized as a compensation expense over the period that an employee provides service in exchange for the award, typically the vesting period, and are exercisable if certain performance targets are achieved. The Company has not recorded any compensation expense related to these stock options since certain performance clauses have not been satisfied according to the 2006 Option Plan (see Note 11).

Net Income (loss) Per Share—Net income (loss) per share is computed by dividing consolidated net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted net income (loss) per share amounts reflect the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. At December 30, 2007, December 28, 2008 and December 27, 2009, there were 256,702, 245,874 and 257,875, respectively, of stock options which were not considered dilutive due to performance conditions not being met.

Pro forma Information (unaudited)—Pro forma stockholders’ equity (deficiency in assets) is based upon the Company’s historical stockholders’ equity (deficiency in assets) as of December 27, 2009, and has been computed to give effect to the pro forma adjustment to reflect an exchange of the shares of Series A preferred stock for shares of common stock in connection with the proposed reorganization transactions. Each share of Series A preferred stock will be exchanged for that number of shares of common stock having an aggregate fair value, based upon the initial public offering price to the public of shares of our common stock in the proposed public offering, equal to the liquidation preference of each share of Series A preferred stock.

Segment Reporting—The Company operates upscale affordable Italian dining restaurants under two brands, exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customer and distribution methods. The Company believes it meets the criteria for aggregating its operating segments, into a single reporting segment in accordance with applicable accounting guidance.

Recent Accounting Pronouncements—The Financial Accounting Standards Board (FASB) updated Accounting Standards Codification (ASC) Topic 810, Consolidation, with amendments to improve financial reporting by

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

enterprises involved with variable interest entities (formerly FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)). These amendments require an enterprise to perform an analysis to determine whether the enterprise’s variable interest(s) give it a controlling financial interest in a variable interest entity. The effective date for this guidance is the beginning of a reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company adopted this guidance and it had no effect on its consolidated financial statements.

The FASB also updated ASC Topic 855, Subsequent Events, to establish general standards of accounting for and disclosing of events that occur after the balance sheet date but before financial statements are issued or are available to be issued (formerly FASB Statement No. 165, Subsequent Events). This guidance was effective for interim and annual financial periods ending after June 15, 2009. Adoption of this guidance did not have a material effect on the Company’s consolidated financial statements. The Company’s management has performed an evaluation of subsequent events through July 1, 2010, which is the date the consolidated financial statements were issued. There were no subsequent events noted.

2.	RECAPITALIZATION

On June 2, 2006, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Parent and BDI Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Parent with $56.1 million of capitalization, to consummate a recapitalization of the Company. Under the terms of the Agreement, Merger Sub, an entity formed by Parent, merged with and into the Company with the Company as the surviving entity. Merger and the recapitalization were effected on June 29, 2006 (the “Effective Time”).

In connection with this transaction, the Company issued a new series of nonvoting 14% Cumulative Compounding Preferred Stock. Upon the liquidation, dissolution, or winding-up of the Company, before any distribution of proceeds to the holders of common stock, the holders of preferred stock are entitled to a preferential distribution in cash in an amount equal to $1,000 (original liquidation preference of $59,500,000) for each preferred share, plus the accumulated dividends with respect to such share. The preferred stock is not subject to call or mandatory redemption rights and cannot be converted into common shares. Total liquidation preference including undeclared/unpaid dividends amounted to $72.6 million, $82.7 million, and $94.3 million for the fiscal years ended 2007, 2008, and 2009, respectively.

In addition to the consideration paid at the Effective Time, the equity holders and the option holders earned additional consideration of $7.9 million (the “Earn-Out Payment”), plus accrued interest, paid in September 2007. Following the recapitalization, Parent owns 80.1% of the Company’s common stock and management shareholders own 19.9% of the Company’s common stock.

As part of the Agreement, the shareholders and Parent made an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the recapitalization as an asset purchase for tax purposes. The tax benefit of this election was recorded as an equity transaction. For all periods prior to the recapitalization, the Company operated as an S corporation for federal and state income tax purposes. However, following the recapitalization, the Company no longer qualified as an S corporation and became subject to U.S. Federal and certain state and local income taxes applicable to C corporations. The transaction was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities. All taxes resulting from the Section 338(h)(10) election were paid by the selling shareholders and option holders.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3.	PROPERTY AND EQUIPMENT

The major classes of property and equipment at December 28, 2008 and December 27, 2009, are summarized as follows (in thousands):

	2008	2009

Land and buildings	$5,252	$5,402
Leasehold improvements	112,573	124,331
Equipment and fixtures	70,733	76,714
Construction in progress	4,587	4,255
Deposits on equipment orders	139	501

Total	193,284	211,203
Less accumulated depreciation	(52,244)	(66,323)

Total	$141,040	$144,880

4.	OTHER ASSETS

The major classes of other assets and related amortization at December 28, 2008 and December 27, 2009, are summarized as follows (in thousands):

	2008	2009

Loan origination fees	$4,512	$4,512
Liquor licenses	1,397	1,393
Trademarks	117	117
Deposits	127	150

Other assets—at cost	6,153	6,172

Accumulated amortization:
Loan origination fees	(1,873)	(2,606)
Liquor licenses	(38)	(58)
Trademarks	(16)	(16)

Total accumulated amortization	(1,927)	(2,680)

Other assets—net	$4,226	$3,492

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

5.	LONG-TERM DEBT

Long-term debt at December 28, 2008 and December 27, 2009, consists of the following (in thousands):

	2008	2009

Term loan	$80,644	$79,818
Note agreement	30,930	32,270
Revolving credit facility	13,750	5,550
Mortgage notes with payments of principal and interest due through July 2012	626	393

Total	125,950	118,031
Less current maturities	(1,049)	(1,039)

Long-term debt	$124,901	$116,992

As part of the recapitalization of the Company in 2006, as more fully described in Note 2, the Company entered into a $112.5-million Credit Agreement (the “Credit Agreement”) composed of a $82.5-million Term Loan (the “Term Loan”) and a $30-million Revolving Credit Facility (the “Revolver”).

The interest rate on the Term Loan and Revolver is based on prime rate, plus a margin of up to 2% or the London Interbank Offered Rate (LIBOR), plus a margin up to 3%, with margins determined by certain financial ratios. The weighted-average interest rate on the borrowings at December 27, 2009, was 3.47% (7.1% at December 28, 2008). In addition, the Company must pay an annual commitment fee of 0.5% on the unused portion of the Revolver. Borrowings under the Credit Agreement are collateralized by a first priority security interest in all of the assets of the Company, except property collateralized by mortgage notes and mature based upon the nature of the borrowing in either 2011 or 2012.

Pursuant to the terms of the Revolver, the Company is subject to certain financial and nonfinancial covenants, including a consolidated total leverage ratio, a consolidated senior leverage ratio, consolidated fixed-charge coverage ratio, and consolidated capital expenditures limitations. The Company was in compliance with these covenants as of December 27, 2009.

The Revolver also provides for bank guarantee under standby letter of credit arrangements in the normal course of business operations. The Company’s commercial bank issues standby letters of credit to secure its obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. As of December 27, 2009, the maximum exposure under these standby letters of credit was $3.65 million. At December 27, 2009, the Company had $20.8 million available under its Revolver.

In addition to the Credit Agreement, the Company entered into a $27.5 million Note Purchase Agreement (the “Note Agreement”). Under the Note Agreement, interest is payable monthly at an annual interest rate of 13.25%. The Company may elect monthly during the first year of the Note Agreement to accrue interest at the rate of 14.25% per annum with no payments. Commencing the second year of the Note Agreement through the maturity date, the Company may elect to accrue interest at 13.25% and pay interest equal to 9% monthly. Interest accrued, but unpaid during the term of the Note Agreement is capitalized into the principal balance. The Note Agreement is collateralized by a second priority interest in all assets of the Company except property and matures on December 29, 2012. Since November 2006, the Company has elected to capitalize accrued, but unpaid interest in accordance with the terms of the Note Agreement.

Beginning with the fiscal year ended December 28, 2008, the Company is required to make excess cash flow payments to reduce the outstanding principal balances under the Credit Agreement provided the Company meets

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

certain leverage ratio requirements. No excess cash flow payments were made in fiscal year 2008 and no excess cash flow payments will be required in fiscal year 2009 based on the fiscal year 2008 results.

In connection with settlement of the Earn-Out Payment as described in Note 2, the Company recovered $4.6 million of funds previously held in escrow. These funds were applied to the outstanding borrowings in accordance with the Credit and Note Agreements.

On August 14, 2006, the Company entered into a three-year interest rate swap agreement fixing the interest rate on $27 million of its Term Loan debt. The Company settles with the bank quarterly for the difference between the 5.24% and the 90-day LIBOR in effect at the beginning of the quarter. Changes in the market value of the interest rate swap are recorded each period as an adjustment to interest expense. Such adjustments were net increases to interest expense of $782,000 and $120,000 in fiscal 2007 and 2008, respectively, and a reduction of interest expense of $755,000 in fiscal 2009. There were no derivative instruments outstanding at December 27, 2009.

Mortgage notes are collateralized by first mortgages on individual restaurant real estate assets. The weighted-average variable interest rate on the mortgage notes is 6.83% and 4.61% for fiscal years 2008 and 2009, respectively.

Future maturities of debt as of December 27, 2009, are as follows (in thousands):

2010	$1,039
2011	6,470
2012	110,522

Total	$118,031

6.	ACCRUED EXPENSES

The major classes of accrued expenses at December 28, 2008 and December 27, 2009, are summarized as follows (in thousands):

	2008	2009

Compensation and related benefits	$9,210	$10,268
Accrued self-insurance claims liability	4,279	4,853
Other taxes payable	2,234	3,546
Other accrued liabilities	3,536	2,991

Total accrued expenses	$19,259	$21,658

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

7.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 28, 2008 and December 27, 2009, consist of the following (in thousands):

	2008	2009

Deferred rent	$12,201	$13,975
Deferred compensation (Note 9)	407	166
Partner surety (Note 9)	370	200
Other long-term liability	79	122
Interest rate swap	755	—

Other long-term liabilities	$13,812	$14,463

8.	LEASES

The Company leases certain land and buildings used in its restaurant operations under various long-term operating lease agreements. The initial lease terms range from 10 to 20 years. The leases include renewal options for 2 to 20 additional years. Our leases expire between 2011 and 2028. The majority of leases provide for base (fixed) rent, plus additional rent based on gross sales, as defined in each lease agreement, in excess of a stipulated amount, multiplied by a stated percentage. The Company is also generally obligated to pay certain real estate taxes, insurances, common area maintenance (CAM) charges, and various other expenses related to the properties.

At December 27, 2009, the future minimum rental commitments under noncancellable operating leases, including option periods which are reasonably assured of renewal, are as follows (in thousands):

2010	$18,398
2011	18,933
2012	19,188
2013	19,378
2014	19,614
Thereafter	172,631

Total	$268,142

The above future minimum rental amounts exclude amortization of deferred lease incentives, renewal options which are not reasonably assured of renewal and additional rent based on sales or increases in the United States Consumer Price Index. The Company generally has escalating rents over the term of the leases and records rent expense on a straight-line basis for operating leases.

Rent expense, excluding real estate taxes, CAM charges, insurance, and other expenses related to operating leases, in 2007, 2008, and 2009, consists of the following (in thousands):

	2007	2008	2009

Minimum rent	$9,229	$10,618	$11,391
Contingent rent	1,090	933	705

Total	$10,319	$11,551	$12,096

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

9.	BONUS PLANS

In 2003, the Strategic Partner Plan (SPP) was created to reward and retain top general managers and executive chefs by providing them with a significantly greater Quarterly Performance Bonus payout potential, in addition to sharing in the appreciation of the Company (“Deferred Compensation”), which is based on a quarterly targeted sales value times an earnings factor based on same store sales performance. The Deferred Compensation vests ratably over the initial term of the agreement and is payable at the termination of the contract (generally five years). The SPP is separate from the Company’s ongoing bonus plan for each restaurant’s general manager, executive chef, assistant managers and sous chefs.

To participate in the SPP, the invitee (partner) signs an agreement to continue their employment with the Company for the term of the initial agreement (five years) and places a deposit (“Partner Surety”) with the Company, which is reflected in other long-term liabilities. The Partner Surety, as well as any Deferred Compensation that may be credited to the partner’s account, is forfeited if the partner breaches the requirements of the SPP agreement. The Company pays interest on the Partner Surety each quarter based on the three-month Certificate of Deposit rate, as published in the Wall Street Journal on the first business day of each calendar quarter and also provides each partner with a $2,500 sign-on bonus when their Partner Surety is received. Total expenses related to the SPP, net of Partner Surety forfeitures, amounted to $3,542,000, $1,227,000, and $771,000, for fiscal years 2007, 2008, and 2009, respectively. Effective the beginning of fiscal year 2008, the SPP plan is no longer being offered to additional partners although existing partners will continue to participate in the plan until their respective agreements expire at the end of the initial five-year term.

10.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan (the “401(k) Plan”) covering all eligible full-time employees. The 401(k) Plan provides for employee salary deferral contributions up to a maximum of 15% of the participants’ eligible compensation, as well as discretionary Company matching contributions. Discretionary Company contributions relating to the 401(k) Plan for the years ended 2007, 2008, and 2009, were $179,000, $222,000, and $180,000, respectively.

11.	STOCK OPTION PLAN

Stock option activity for 2007, 2008, and 2009, is summarized as follows:

	2007	2008	2009

Outstanding—beginning of year	—	256,702	245,874
Weighted-average exercise price	$—	$10.00	$10.00
Granted	265,890	—	18,500
Weighted-average exercise price	$10.00	$—	$8.92
Forfeited	(9,188)	(10,828)	(6,499)
Weighted-average exercise price	$10.00	$10.00	$10.00

Outstanding—end of year	256,702	245,874	257,875

Weighted-average exercise price	$10.00	$10.00	$9.92

Exercisable—end of year	—	—	—

Weighted-average exercise price	$—	$—	$—

The weighted-average remaining contractual term of options outstanding at December 27, 2009, was 7 years (no options were exercisable).

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The total weighted-average fair value of options granted in 2007 and 2009 was $3.61, and was estimated at the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for these options: weighted-average risk-free interest rate of 4.49%, no expected dividend yield, weighted-average volatility of 32.2%, based upon competitors within the industry, and an expected option life of five years.

A summary of the status of, and changes to, unvested options during the year ended December 27, 2009, is as follows:

		Weighted-
	Number of	Average Grant
	Shares	Date Fair Value

Unvested—beginning of year	144,293	$3.60
Granted	18,500	3.25
Vested	(59,844)	3.61
Forfeited	(527)	3.61

Unvested—end of year	102,422	$3.61

Vested options (155,453) are not exercisable, as the specified performance conditions have not been met. These options will become exercisable upon a Public Offering or Approved Sale, as those terms are defined in the 2006 Option Plan, and the achievement of certain performance milestones based on internal rates of return and multiples of net proceeds for our private equity sponsors. As a Public Offering or Approved Sale has not been consummated, it is deemed not probable that the options will become exercisable. As of December 27, 2009, there was $930,000 of total unrecognized compensation cost related to vested and nonvested options granted under the Plan. The cost will begin to be recognized upon the satisfaction of certain performance conditions as specified within the option agreements.

12. INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

	2007	2008	2009

Current income tax expense:
Federal	$—	$—	$—
State and local	54	166	135

Total current income tax expense	54	166	135

Deferred income tax expense (benefit):
Federal	(3,298)	50,107
State and local	(259)	4,788

Total deferred income tax expense (benefit)	(3,557)	54,895	—

Total income tax expense (benefit)	$(3,503)	$55,061	$135

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes as of December 28, 2008 and December 27, 2009, consisted of the following (in thousands):

	2008	2009

Deferred tax assets:
Goodwill for tax reporting purposes	$41,446	$38,127
Self-insurance reserves	2,989	2,819
Depreciation and amortization	2,292	4,918
Federal and state net operating losses	4,619	4,425
FICA tip credit carryforward	6,819	9,893
Other	1,076	809

Total gross deferred tax assets	59,241	60,991

Deferred tax liabilities:
Prepaid assets	(361)	(305)
Deferred rent	610	(638)

Total gross deferred tax liabilities	249	(943)

Valuation allowance	(59,490)	(60,048)

Net deferred tax asset	$—	$—

Goodwill for tax reporting purposes is amortized over 15 years. At December 27, 2009, the Company has net operating loss carryforwards for federal and state income tax purposes of $10,928,000 and $8,233,000 and Federal Insurance Contributions Act (FICA) tip credit carryforwards of $9,893,000, which will expire at various dates from 2026 through 2028.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Both positive and negative evidence are considered in forming management’s judgment as to whether a valuation allowance is appropriate, and more weight is given to evidence that can be objectively verified. The valuation allowance relates to net operating loss and credit carryforwards and temporary differences for which management believes that realization is uncertain. The tax benefits relating to any reversal of the valuation allowance on the net deferred tax assets will be recognized as a reduction of future income tax expense.

The effective income tax expense differs from the federal statutory tax expense for the years ended December 30, 2007, December 28, 2008, and December 27, 2009, as follows (in thousands):

	2007	2008	2009

Provision at statutory rate	$(1,501)	$(2,218)	$1,238
FICA tip credit	(2,706)	(2,890)	(3,073)
State income taxes—net of federal benefit	(377)	(389)	292
Other—net	1,081	1,068	1,120
Deferred tax asset valuation allowance		59,490	558

Total income tax expense (benefit)	$(3,503)	$55,061	$135

The Company adopted the authoritative guidance in regard to uncertain tax positions during 2007. The standards require that a position taken or expected to be taken in a tax return be recognized in the financial statements when

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

it is more likely than not (i.e. a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Upon adoption, the Company determined that these new standards did not have a material effect on prior consolidated financial statements and therefore no change was made to the opening balance of retained earnings. The standards also require that changes in judgment that result in subsequent recognition, derecognition, or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs. As of December 30, 2007, December 28, 2008 and December 27, 2009, the Company recognized no liability for uncertain tax positions.

It is the Company’s policy to include any penalties and interest related to income taxes in its income tax provision, however, the Company currently has no penalties or interest related to income taxes. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2006 through 2009. The Company’s state income tax returns are open to audit under certain states for the years ended December 31, 2006 through 2009.

13.	COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims, possible legal actions, and other matters arising out of the normal course of business. While it is not possible to predict the outcome of these issues, management is of the opinion that adequate provision for potential losses has been made in the accompanying consolidated financial statements and that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

14.	RELATED-PARTY TRANSACTIONS

Approximately 80% of the common shares of the Company are owned by affiliates of Castle Harlan, Inc. (“Castle Harlan”), Bruckmann, Rosser, Sherrill and Co., Inc. (BRS), and Golub Capital Incorporated. Management fees are determined pursuant to the Management Agreement between the Company and Castle Harlan and BRS. Prior to fiscal 2009, management fees were based upon a percentage of Earnings Before Interest, Taxes and, Depreciation and Amortization (“Defined EBITDA”) as defined in the Management Agreement. Starting in fiscal 2009 and for all subsequent years, such fees are based upon predetermined amounts as outlined in the Management Agreement. Management fees paid to Castle Harlan and BRS amounted to approximately $379,000, $427,000, and $1,677,000 for fiscal years 2007, 2008, and 2009, respectively.

* * * * * *

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(Dollars in thousands, except par values)

	December 27,	June 27,	Pro Forma
	2009	2010	Stockholders’ Equity
		(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$249	$268
Accounts receivable	5,534	4,638
Tenant improvement allowance receivable	2,435	875
Inventories	2,203	2,213
Prepaid expenses and other current assets	2,049	2,347

Total current assets	12,470	10,341
PROPERTY AND EQUIPMENT—Net	144,880	145,662
OTHER ASSETS—Net	3,492	3,141

TOTAL	$160,842	$159,144

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
CURRENT LIABILITIES:
Trade and construction payables	$12,675	$8,599
Accrued expenses	21,658	23,086
Current portion of long-term debt	1,039	825
Deferred lease incentives	4,284	4,827
Deferred gift card revenue	8,970	5,618

Total current liabilities	48,626	42,955

DEFERRED LEASE INCENTIVES	53,451	54,799

LONG-TERM DEBT	116,992	110,965

OTHER LONG-TERM LIABILITIES	14,463	15,132

COMMITMENTS AND CONTINGENCIES (Note 3)
STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS):
Common stock, $0.001 par value—authorized, 3,000,000 shares; issued and outstanding, 1,050,000 shares	1	1	1
14% cumulative compounding preferred stock, $0.001 par value—authorized, 100,000 shares; issued and outstanding, 59,500 shares	1	1
Additional paid-in capital	110,972	110,972	110,973
Retained deficit	(183,664)	(175,681)	(175,681)

Total stockholders’ equity (deficiency in assets)	(72,690)	(64,707)	(64,707)

TOTAL	$160,842	$159,144	$159,144

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations
(Dollars and shares in thousands, except par values and per share data)

	Twenty-Six Weeks Ended
	June 28,	June 27,
	2009	2010

REVENUES	$153,514	$170,996

COSTS AND EXPENSES:
Cost of sales	40,765	44,389
Labor	53,733	58,100
Operating	25,265	26,560
Occupancy	10,435	11,310
General and administrative expenses	8,898	8,936
Restaurant preopening costs	2,060	1,685
Depreciation and amortization	7,889	8,335
Other expenses—net	153	51

Total costs and expenses	149,198	159,366

INCOME FROM OPERATIONS	4,316	11,630
NET INTEREST EXPENSE	3,693	3,543

INCOME BEFORE INCOME TAXES	623	8,087
INCOME TAX EXPENSE	120	104

NET INCOME	$503	$7,983

UNDECLARED PREFERRED DIVIDENDS	$(5,420)	$(6,179)
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDER	$(4,917)	$1,804
NET (LOSS) INCOME PER SHARE—BASIC AND DILUTED	$(4.68)	$1.72
WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC AND DILUTED	1,050	1,050

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows
(Dollars in thousands, except par values)

	Twenty-Six Weeks Ended
	June 28, 2009	June 27, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$503	$7,983
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization (excluding deferred lease incentives)	7,896	8,334
Loss on disposals of property and equipment	58	78
Amortization of deferred lease incentives	(1,857)	(2,267)
Interest incurred and capitalized but not yet paid	663	114
Changes in certain assets and liabilities:
Accounts and tenant improvement receivables	1,431	2,456
Inventories	93	(10)
Prepaid expenses and other current assets	677	363
Trade and construction payables	(4,071)	(4,305)
Deferred lease incentives	5,268	4,158
Deferred gift card revenue	(3,452)	(3,352)
Other accrued liabilities	3,249	767
Other—net	371	624

Net cash provided by operating activities	10,829	14,943

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,878)	(8,568)
Restricted cash	251

Net cash used in investing activities	(12,627)	(8,568)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	62,350	35,550
Payments on long-term debt	(60,988)	(41,906)

Net cash provided by (used in) financing activities	1,362	(6,356)

NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS	(436)	19
CASH AND EQUIVALENTS—Beginning of year	682	249

CASH AND EQUIVALENTS—End of period	$246	$268

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid, net of capitalized interest of $70 and $267 for the twenty-six weeks ended June 28, 2009 and June 27, 2010, respectively	3,998	3,373
Net income taxes paid (refunded)	192	149
Property additions financed by accounts payable	570	229
Accruals and deferrals relating to BBRG’s initial public offering	—	661

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

1.	BASIS OF PRESENTATION

Description of Business

As of June 27, 2010, Bravo Brio Restaurant Group, Inc. owned and operated 85 restaurants under the names of BRAVO! Cucina Italiana and BRIO Tuscan Grille.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Operating results for the twenty six weeks ended June 27, 2010 are not necessarily indicative of the results that may be expected for the year ending December 26, 2010.

Certain information and footnote disclosure normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. These unaudited consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes for the fiscal year ended December 27, 2009.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Estimated Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, receivables, trade and construction payables, and accrued liabilities at December 27, 2009 and June 27, 2010 approximate their fair value due to the short-term maturities of these financial instruments. The fair values of the Company’s long-term debt is determined using quoted market prices for the same or similar issues or based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount of the long-term debt under the revolving credit facility and variable rate notes and loan agreements approximate the fair values at December 27, 2009 and June 27, 2010. The estimated fair value of the fixed long-term debt is $31,500,000 at June 27, 2010. The fair value of the Company’s fixed long-term debt is estimated based on quoted market values offered for the same or similar agreements for which the lowest level of observable input significant to the established fair value measurement hierarchy is Level 2.

Net Income (loss) Per Share

Basic earnings per share amounts are computed by dividing consolidated net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted per share amounts reflect, the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. At June 28, 2009 and June 27, 2010, there were 243,375 and 257,875, respectively, stock options which were not considered dilutive due to performance conditions not being met.

Pro Forma Information

Pro forma stockholders’ equity (deficiency in assets) is based upon the Company’s historical stockholders’ equity (deficiency in assets) as of June 27, 2010, and has been computed to give effect to the pro forma adjustment to reflect an exchange of the shares of Series A preferred stock for shares of common stock in connection with the proposed reorganization transactions. Each share of Series A preferred stock will be exchanged for that number of shares common stock having an aggregate fair value, based upon the initial public offering price to the public of

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

shares of our common stock in the proposed public offering, equal to the liquidation preference of each share of Series A preferred stock.

Recent Accounting Literature

Improving disclosures about Fair Value Measurements (ASU No. 2010-06)

(Included in ASC 820 “Fair Value Measurements and Disclosures”)

Accounting Standards Update (“ASU”) No. 2010-06 requires new disclosures regarding recurring or nonrecurring fair value measurements. Entities will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and describe the reasons for the transfers. Entities will also be required to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about the valuation techniques used in determining fair value for Level 2 or Level 3 measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the gross basis reconciliations for the Level 3 measurements which is effective for fiscal years beginning after December, 15, 2010.

The Financial Accounting Standards Board (FASB) updated Accounting Standards Codification (ASC) Topic 810, Consolidation, with amendments to improve financial reporting by enterprises involved with variable interest entities (formerly FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)). These amendments require an enterprise to perform an analysis to determine whether the enterprise’s variable interest(s) give it a controlling financial interest in a variable interest entity. The effective date for this guidance is the beginning of a reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company adopted this guidance and it had no material effect on its consolidated financial statements.

2.	LONG-TERM DEBT

As part of the recapitalization of the Company in 2006, the Company entered into a $112.5-million Credit Agreement (the “Credit Agreement”) composed of a $82.5-million Term Loan (the “Term Loan”) and a $30-million Revolving Credit Facility (the “Revolver”). Borrowings under the Credit Agreement are collateralized by a first priority security interest in all of the assets of the Company, except property collateralized by mortgage notes and mature based upon the nature of the borrowing in either 2011 or 2012. The Revolver also provides for bank guarantee under standby letter of credit arrangements in the normal course of business operations. The interest rate on the Term Loan and Revolver is based on prime rate, plus a margin of up to 2% or the London Interbank Offered Rate (LIBOR), plus a margin up to 3%, with margins determined by certain financial ratios. In addition, the Company must pay an annual commitment fee of 0.5% on the unused portion of the Revolver.

As of June 27, 2010, the Company had no outstanding borrowings under the Revolver. Availability under the Revolver is reduced by outstanding letters of credit totaling $3.86 million as of June 27, 2010, thereby leaving the Company with $26.14 million available under its Revolver.

Pursuant to the terms of the Credit Agreement, the Company is subject to certain financial and nonfinancial covenants, including a consolidated total leverage ratio, a consolidated senior leverage ratio, consolidated fixed-charge coverage ratio, and consolidated capital expenditures limitations. The Company was in compliance with these covenants as of June 27, 2010.

In addition to the Credit Agreement, the Company entered into a $27.5 million Note Purchase Agreement (the “Note Agreement”). Under the Note Agreement, interest is payable monthly at an annual interest rate of 13.25%. The Company may elect monthly during the first year of the Note Agreement to accrue interest at the rate of 14.25% per annum with no payments. Commencing the second year of the Note Agreement through the maturity

BRAVO BRIO RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

date, the Company may elect to accrue interest at 13.25% and pay interest equal to 9% monthly. Interest accrued, but unpaid during the term of the Note Agreement is capitalized into the principal balance. The Note Agreement is collateralized by a second priority interest in all assets of the Company except property and matures on December 29, 2012. From November 2006 through January of 2010, the Company elected to capitalize accrued, but unpaid interest in accordance with the terms of the Note Agreement.

Beginning with the fiscal year ended December 28, 2008, the Company is required to make excess cash flow payments to reduce the outstanding principal balances under the Credit Agreement provided the Company meets certain leverage ratio requirements. No excess cash flow payments will be required for the twenty six weeks ended June 27, 2010 and no excess cash flow payments were required in fiscal year 2009 based on the fiscal year 2008 results.

3.	COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims, possible legal actions, and other matters arising out of the normal course of business. While it is not possible to predict the outcome of these issues, management is of the opinion that adequate provision for potential losses has been made in the accompanying consolidated financial statements and that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

4.	SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated its consolidated financial statements as of and for the twenty six weeks ended June 27, 2010 for subsequent events, through August 12, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

* * * * * *

BRAVO!
CUCINA ITALIANA™

BRAVO!

BRAVO!

BRAVO! has a chef in every kitchen ensuring that everything on our Italian menu features high-quality, fresh, made-to-order, authentic Italian food.

Each Guest, Each Meal, Each and Every Day.

“The restaurant presents a winning combination: It manages to be a place that people want to go to and a place they want to go back to.” The Capital — Annapolis, MD

BRIO

tuscan grille

BRIO

In Tuscany, the food is everything, it is a feast for all senses. Tuscan culinary creations are mastered at BRIO using fresh, high-quality ingredients. Buon Appetito!

To eat well is to live well.

“Tuscan “Tuscan Culina Culinary creations creations are are mastered mastered at BR at BRIO.” Collumbu Columbus s D Dispatch Birmingham, AL (1) Phoenix, AZ (2) Denver, CO (2) Farmington, CT (1) Washington DC (1) Ft. Lauderdale, FL (2) Naples, FL (1) Orlando, FL (2) Palm Beach, FL (1) Tampa, FL (1) Atlanta, GA (2) Chicago, IL (1) Newport, KY (1) Annapolis, MD (1) Detroit, MI (2) Kansas City, MO (1) St. Louis, MO (1) Charlotte, NC (1) Raleigh, NC (1) Cherry Hill, NJ (1) Las Vegas, NV (1) Cleveland, OH (2) Columbus, OH (2) Dayton, OH (1) Dallas, TX (2) Houston, TX (2) Richmond, VA (1) BrioItalian.com

BravoItalian.com

BRAVO! CUCINA ITALIANA

Primi *appetizers*

Calamari Fritti
Lightly battered and cooked to a crisp brown, served with creamy horseradish sauce and marinara

Crispy Mozzarella Ravioli
Fried cheese-stuffed ravioli served with marinara, basil and creamy horseradish sauce

Artichoke & Spinach Formaggio
Served warm with Parmesan flatbread

Crispy Shrimp Napoli
Shrimp fried to a golden crisp with green onions and our savory lemon butter, charred tomato Napoli sauce

Bruschetta with Mushrooms & Boursin
Toasted ciabatta topped with melted Provolone, sautéed portobello, caramelized onions, crushed red pepper, tomatoes and Boursin cheese

Mezza Flatbreads

Chicken, Spinach & Bacon Flatbread
Grilled chicken, creamy spinach, Applewood smoked bacon with green onions, Mozzarella and Provolone

Flatbread Roma
Roasted Roma tomatoes, fresh Mozzarella and basil atop savory pizza sauce and drizzled with extra virgin olive oil

Grilled Steak Flatbread*
Tenderloin, grilled to medium rare and sliced, served over arugula with caramelized onions, portobello mushrooms and Parmigiano-Reggiano

Insalata & Zuppa *salads & soups*

Add a grilled chicken breast or shrimp to any salad *Add salmon (4 oz.)*

Caesar Classico
Traditional Caesar salad with housemade croutons

Specialita Del Pranzo *sandwiches, paninis & combos*

Meatball Sliders
A trio of our famous meatballs topped with fresh Mozzarella on warm mini-buns, served with Tuscan fries

Turkey, Bacon & Avocado Sandwich
On griddled whole grain bread with Applewood smoked bacon, marinated tomatoes, green onion mayonnaise and Tuscan fries

Goat Cheese, Asparagus & Green Onion Frittata
Quiche-style frittata served warm with choice of salad or soup. Choose Lobster Bisque, Insalata Mista or Arugula Salad

Tuscan Grilled Chicken Sandwich
On a focaccia roll with green onion mayonnaise and spicy Tuscan slaw. Served with an arugula salad of roasted Roma tomatoes, Gorgonzola, Mediterranean grain, lemon and extra virgin olive oil

Mezza Turkey, Bacon and Avocado Sandwich & Insalata or Zuppa
Half a turkey sandwich with your choice of today's housemade soup, Caesar, Chopped or Insalata Della Casa. Choose Lobster Bisque

Antipasti Chopped Salad & Zuppa
Traditional Italian meats, cheeses, olives and pickled vegetables, red onions, garbanzo beans, escarole and red wine vinaigrette with Soup Del Giorno. Choose Lobster Bisque

Insalata & Zuppa
A bowl of soup and your choice of Caesar, Chopped or Insalata Della Casa. Choose Lobster Bisque

Margherita Panini & Zuppa
Brioche bread layered with roasted Roma tomatoes, pesto, fresh Mozzarella and Provolone cheeses and lightly grilled, served with Soup Del Giorno. Choose Lobster Bisque

Classico Della Casa *BRAVO!'s signature dishes*

Pasta BRAVO!
Our signature dish–rigatoni tossed with grilled chicken and mushrooms in roasted red pepper cream sauce

Spaghettini Carbonara
The true Italian way, tossed with Parmigiano-Reggiano, pancetta, asparagus, egg yolk and black pepper

Frutti Di Mare*
Fresh egg fettuccine tossed with shrimp, MSC Certified sustainable Bay Scallops, mussels and clams in a spicy tomato white wine sauce with pesto bread crumbs

Shrimp Fra Diavolo Campanelle
Sautéed shrimp tossed in a spicy tomato cream sauce with bell shaped campanelle pasta

Cheese Ravioli Al Forno
Housemade Ricotta and Parmesan ravioli striped with basil-pine nut pesto and tomato sauces over Alfredo sauce

Mezza Ravioli & Insalata
Half order of our Cheese Ravioli al Forno with your choice of Caesar, Chopped or Insalata Della Casa

...ttini, fettuccine or penne

Rigatoni Melanzana
Roasted eggplant, fresh tomato sauce and Mozzarella topped with fresh basil and Parmigiano-Reggiano

Pasta Pomodoro with Chicken
Housemade tomato sauce with caramelized onions, tomatoes, fresh basil and grilled chicken

Spaghettini & Meatballs En Sugo
Beef and pork meatballs made fresh daily and braised in a rich tomato sauce and topped with Parmigiano-Reggiano

...led Chicken Marsala
...ted chicken breast with our famous ...room Marsala wine sauce, Tuscan mashed ... and pan roasted green beans. Single (5 oz.) (10 oz.)

...nary Grilled Shrimp
...hrimp, marinated in rosemary and garlic, ...p a warm orzo and grain sauté with ...artichokes, garbanzo beans, tomatoes and ...a lemon caper vinaigrette

BRIO tuscan grille

Primi

Roasted Garlic, Spinach & Artichoke Dip
Bubbling hot with Parmesan flatbread

Brio Crab & Shrimp Cakes
Lump crab and Gulf shrimp with creamy horseradish and arugula, tossed with herb vinaigrette

Spicy Shrimp & Eggplant
Pan seared shrimp in a black pepper cream sauce over Romano crusted eggplant

Ravioli Caprese
Romano crusted ravioli topped with tomatoes, fresh Mozzarella and cilantro pesto drizzle

Beef Carpaccio*
Served with field greens, capers, mustard aioli and Parmigiano-Reggiano

Calamari Fritto Misto
Fried to a crisp golden brown with peperoncini

Gorgonzola Lamb Chops*
Four tender lamb chops grilled with Gorgonzola crust, sautéed spinach and red wine veal sauce

Lobster Bisque
With shrimp and a touch of sherry

Bruschetta & Flatbreads

Brio's Bruschetta Quattro
Great For Sharing. A sampling of our four housemade Bruschettas

Roasted Red Pepper & Fresh Mozzarella Bruschetta
With fresh basil, Parmigiano-Reggiano and a balsamic drizzle

Bruschetta Caprese
Fresh tomatoes, Mozzarella, Parmigiano-Reggiano, oven dried Roma tomatoes, cilantro pesto and a balsamic drizzle

Sliced Steak Bruschetta*
With Gorgonzola Dolce, arugula, fennel, charred tomato, Parmigiano-Reggiano and Tuscan Italian dressing

Seasonal Bruschetta
Chef's selection, housemade using the finest and freshest ingredients

Margherita Flatbread
Fresh Mozzarella, vine-ripened tomatoes and fresh basil

Pollo Al Forno Flatbread
With creamy Parmesan dressing, chicken, Applewood bacon, tomatoes, green onions and Feta

BBQ Chicken Flatbread
With spicy chipotle BBQ sauce, blackened chicken, Fontina, seared yellow peppers, green onions, Feta and cilantro

Sausage, Pepperoni & Ricotta Flatbread
Fresh Mozzarella and housemade tomato sauce

Insalata

Brio Chopped Salad
Chopped greens with tomatoes, olives, onions, cucumber, Feta and red wine vinaigrette

Caesar Salad

The Grille

Add a Chopped, Caesar or Bistecca Insalata

Chicken "Under The Brick"
With vegetables, mashed potatoes and mushroom Marsala sauce

Grilled Salmon*
With Romano crusted tomatoes, citrus pesto, asparagus and crispy shoestring potatoes

Tuscan Grilled Pork Chops
Center-cut, marinated in-house and seared on the grill, with mashed potatoes and asparagus

Roasted Lamb Chops*
Full rack, perfectly seasoned and grilled to order, with red wine veal sauce, mashed potatoes and grilled asparagus

Gorgonzola Lamb Chops*
Grilled with Gorgonzola crust, sautéed spinach and red wine veal sauce

Artichoke Crusted Beef Medallions*
Three 2 oz. tournedos with an artichoke crust and mushroom Marsala sauce. Served with mashed potatoes and roasted vegetables

Pasta

Add a Chopped, Caesar or Bistecca Insalata

Pasta Brio
Rigatoni, grilled chicken, seared mushrooms and roasted red pepper sauce

Pasta Pomodoro with Chicken
Angel hair with grilled chicken, tomatoes, pine nuts and a cilantro pesto drizzle

Sweet Potato & Chicken Risotto
With pancetta, roasted chicken and sweet potatoes, grilled asparagus, Parmigiano-Reggiano and pine nuts

Pasta Alla Vodka
Delicate handmade pasta filled with Ricotta cheese, with crispy pancetta, garlic, basil and a tomato Parmesan cream sauce

Pesto Primavera
Linguine, mushrooms, asparagus, zucchini, carrots, cilantro pesto and Parmigiano-Reggiano
SHRIMP CHICKEN

Gargarelli Carbonara
Grilled chicken, crisp bacon, Parmesan cheese and sautéed spinach

Shrimp & Scallop Risotto
Gulf shrimp and petite Bay scallops with fresh basil, peperonata, fire-roasted tomatoes and a cilantro pesto drizzle

Specialita Della Casa

Add a Chopped, Caesar or Bistecca Insalata

Grilled Citrus Chicken with Orzo
Served with orzo, grilled asparagus, zucchini, tomatoes, arugula and lemon

Chicken Milanese
Crispy Romano chicken with herb pasta, fresh Mozzarella and housemade Pomodoro sauce

Lasagna Bolognese Al Forno
Oven baked and layered with authentic Bolognese meat sauce, Alfredo, Ricotta and Mozzarella

Chicken Limone
Traditional Piccata style with white wine, lemon and capers. Served with crispy potatoes and roasted vegetables

Seared Shrimp with Orzo
Spicy jumbo shrimp served with orzo, grilled asparagus, zucchini, tomatoes and lemon vinaigrette

Brio Crab & Shrimp Cakes
Lump crab and Gulf shrimp cakes with roasted vegetables and creamy horseradish

Fresh Fish Del Giorno
Hand-selected by our Chef

Shrimp & Lobster Fettuccine
Shrimp and lobster tossed with mushrooms, green onions and a spicy lobster butter sauce

Veal Milanese
Lightly breaded Strauss veal scaloppine with tomatoes and a white wine lemon caper sauce. Served with crispy potatoes and roasted vegetables

Veal Marsala Classico
Tender Strauss veal sautéed with mushroom Marsala sauce. Served with crispy potatoes and roasted vegetables

Whole Roasted Chicken
Lemon pepper marinade, with mashed po... and vegetables

Bistecca

The Finest Italian Steak Recipes

Add a Chopped, Caesar or Bistecca Insalata

Tournedos Di Manzo*
Two 4 oz. filets served with Romano crusted tomatoes, asparagus and Hollandaise

Gorgonzola Crusted Bistecca*
Perfectly seasoned and grilled to order topped with Gorgonzola
8 OZ. FILET 14 OZ. STRIP

Mare E Terre* "Surf & Turf"
An 8 oz. filet grilled to order with our crab and shrimp cake, vegetables and crispy potatoes

Filetto Di Manzo Toscano*
8 oz. Center-cut filet, perfectly seasoned and grilled to order

Bistecca Alla Fiorentina*
14 oz. Strip steak, perfectly seasoned

BrioItalian.com

BRIO, meaning “lively or full of life,” brings the pleasure of the Tuscan country villa to the American city. The food, staying true to the Tuscan philosophy of “to eat well is to live well,” is simply prepared using the finest and freshest ingredients. Escape to BRIO and experience the flavors of Tuscany. Buon Appetito!

Bravo Brio Restaurant Group, Inc.

          Shares

Preliminary Prospectus

Jefferies & Company

Piper Jaffray

Wells Fargo Securities

KeyBanc Capital Markets

Morgan Keegan & Company, Inc.

Part II

Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates, other than the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

SEC registration fee	$12,300
FINRA filing fee	17,750
Nasdaq Global Market listing fee	25,000
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Registration and transfer agent fees	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Ohio’s Revised Code expressly authorizes and our Second Amended and Restated Regulations will provide for indemnification by us of any person who, because such person is or was a director, officer or employee of the Company was or is a party; or is threatened to be made a party to:

•	any threatened, pending or completed civil action, suit or proceeding;

•	any threatened, pending or completed criminal action, suit or proceeding;

•	any threatened, pending or completed administrative action or proceeding;

•	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney’s fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio Revised Code.

Section 1701.13(E)(7) of the Ohio Revised Code authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity, including claims brought under the Securities Act.

Reference is made to the Form of Underwriting Agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

During August 2007, we sold 38.25 shares of our Series A 14.0% Cumulative Compounding Preferred Stock for an aggregate offering price of $38,250 and 675 shares of our common stock for an aggregate offering price of $6,750 to certain of our employees, officers, directors and consultants. The sale and issuance was deemed exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuance did not, during any consecutive twelve month period, exceed 15% of the outstanding shares of our common stock, calculated in accordance with its provisions.

During November 2007, we sold 21.25 shares of our Series A 14.0% Cumulative Compounding Preferred Stock for an aggregate offering price of $21,250 and 375 shares of our common stock for an aggregate offering price of $3,750 to certain of our employees, officers, directors and consultants. The sale and issuance was deemed exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuance did not, during any consecutive twelve month period, exceed 15% of the outstanding shares of our common stock, calculated in accordance with its provisions.

During July 2008, we sold 85 shares of our Series A 14.0% Cumulative Compounding Preferred Stock for an aggregate offering price of $85,000 and 1,500 shares of our common stock for an aggregate offering price of $15,000 to certain of our employees, officers, directors and consultants. The sale and issuance was deemed exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuance did not, during any consecutive twelve month period, exceed 15% of the outstanding shares of our common stock, calculated in accordance with its provisions.

During April 2009, we sold 111.125 shares of our Series A 14.0% Cumulative Compounding Preferred Stock for an aggregate offering price of $111,125 and 637.5 shares of our common stock for an aggregate offering price of $3,187.50 to certain of our employees, officers, directors and consultants. The sale and issuance was deemed exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuance did not, during any consecutive twelve month period, exceed 15% of the outstanding shares of our common stock, calculated in accordance with its provisions.

During May 2009, we sold 38 shares of our Series A 14.0% Cumulative Compounding Preferred Stock for an aggregate offering price of $38,000 and 400 shares of our common stock for an aggregate offering price of $2,000 to certain of our employees, officers, directors and consultants. The sale and issuance was deemed exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuance did not, during any consecutive twelve month period, exceed 15% of the outstanding shares of our common stock, calculated in accordance with its provisions.

During September 2009, we sold 30 shares of our Series A 14.0% Cumulative Compounding Preferred Stock for an aggregate offering price of $30,000 to certain of our employees, officers, directors and consultants. The sale and issuance was deemed exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuance did not, during any consecutive twelve month period, exceed 15.0% of the outstanding shares of our common stock, calculated in accordance with its provisions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. The recipients of securities in such transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to such information.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number		Document

1	.1*	Form of Underwriting Agreement.
3	.3*	Second Amended and Restated Articles of Incorporation of Bravo Brio Restaurant Group, Inc.
3	.4*	Second Amended and Restated Regulations of Bravo Brio Restaurant Group, Inc.
4	.10*	Form of Common Stock Certificate.
5	.1*	Opinion of Dechert LLP.
10	.1**	Note Purchase Agreement, dated as of June 29, 2006, by and among Bravo Development, Inc., as borrower, Bravo Development Holdings, LLC and the domestic subsidiaries of the borrower from time to time parties thereto, as guarantors, the Purchasers Party thereto, as purchasers, and Golub Capital Incorporated, as administrative agent.
10	.2**	First Amendment to Note Purchase Agreement, dated as of March 17, 2008, by and among Bravo Development, Inc., Bravo Development Holdings, LLC, the Guarantors, the Purchasers and Golub Capital Incorporated, as administrative agent.
10	.3**	New Investors Securities Holders Agreement, dated as of June 29, 2006, by and among Bravo Development, Inc., Bravo Development Holding LLC, and the other investors and parties named therein.
10	.4**	Securities Holders Agreement, dated as of June 29, 2006, by and among Bravo Development, Inc., Bravo Development Holdings LLC, Alton F. Doody, III, John C. Doody, and the other investors and parties named therein.
10	.5**	Registration Rights Agreement, dated as of June 29, 2006, by and among Bravo Development, Inc., Bravo Development Holdings LLC and the other investors named therein.
10	.6**	Management Agreement, dated as of June 29, 2006, by and among Bruckmann Rosser, Sherrill & Co., Inc., Castle Harlan, Inc. and Bravo Development, Inc.
10	.7**	Management Agreement, dated as of June 29, 2006, by and among Castle Harlan, Inc., Bruckmann Rosser, Sherrill & Co., Inc. and Bravo Development, Inc.
10	.8**	Employment Agreement, effective January 12, 2007, by and between Bravo Development, Inc. and Saed Mohseni.
10	.9*	Form of Employment Agreement by and between Bravo Brio Restaurant Group, Inc. and James J. O’Connor.
10	.10**	Bravo Development, Inc. 2006 Stock Option Plan.
10	.11**	Form of Option Award Letter.
10	.12*	Form of Exchange Agreement by and among Bravo Brio Restaurant Group, Inc., Bravo Development Holdings LLC and the individual shareholders of Bravo Brio Restaurant Group, Inc. listed on the signature pages thereto.
10	.13*	Form of Plan of Reorganization by and between Bravo Brio Restaurant Group, Inc. and Bravo Development Holdings LLC.
10	.14***	Bravo! Development, Inc. Foodservice Distribution Agreement, dated as of June 18, 2006, by and between Bravo Development, Inc. and Distribution Market Advantage, Inc.
21	.1**	Subsidiaries of Bravo Brio Restaurant Group, Inc.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of Dechert LLP (included in Exhibit 5.1).
24	.1**	Powers of Attorney.
99.1		Consent of Technomic, Inc.

*	To be filed by amendment.

**	Previously filed.

***	Certain information in this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portions.

(b) Financial Statement Schedule

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

Item 17. Undertakings.

a. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c. The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbus, State of Ohio, on August 12, 2010.

Bravo Brio Restaurant Group, Inc.

By:	/s/ Saed Mohseni
Saed Mohseni
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 12th day of August, 2010.

Signature	Title

/s/ Saed Mohseni Saed Mohseni	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ James J. O’Connor James J. O’Connor	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

* Alton F. Doody, III	Director

* Harold O. Rosser II	Director

* David B. Pittaway	Director

* Michael J. Hislop	Director

* Allen J. Bernstein	Director

*By	/s/ James J. O’Connor
Name: James J. O’Connor
Title: Attorney-in-fact

Exhibit Index

Exhibit
Number		Document

1	.1*	Form of Underwriting Agreement.
3	.3*	Second Amended and Restated Articles of Incorporation of Bravo Brio Restaurant Group, Inc.
3	.4*	Second Amended and Restated Regulations of Bravo Brio Restaurant Group, Inc.
4	.10*	Form of Common Stock Certificate.
5	.1*	Opinion of Dechert LLP.
10	.1**	Note Purchase Agreement, dated as of June 29, 2006, by and among Bravo Development, Inc., as borrower, Bravo Development Holdings, LLC and the domestic subsidiaries of the borrower from time to time parties thereto, as guarantors, the Purchasers Party thereto, as purchasers, and Golub Capital Incorporated, as administrative agent.
10	.2**	First Amendment to Note Purchase Agreement, dated as of March 17, 2008, by and among Bravo Development, Inc., Bravo Development Holdings, LLC, the Guarantors, the Purchasers and Golub Capital Incorporated, as administrative agent.
10	.3**	New Investors Securities Holders Agreement, dated as of June 29, 2006, by and among Bravo Development, Inc., Bravo Development Holding LLC, and the other investors and parties named therein.
10	.4**	Securities Holders Agreement, dated as of June 29, 2006, by and among Bravo Development, Inc., Bravo Development Holdings LLC, Alton F. Doody, III, John C. Doody, and the other investors and parties named therein.
10	.5**	Registration Rights Agreement, dated as of June 29, 2006, by and among Bravo Development, Inc., Bravo Development Holdings LLC and the other investors named therein.
10	.6**	Management Agreement, dated as of June 29, 2006, by and among Bruckmann Rosser, Sherrill & Co., Inc., Castle Harlan, Inc. and Bravo Development, Inc.
10	.7**	Management Agreement, dated as of June 29, 2006, by and among Castle Harlan, Inc., Bruckmann Rosser, Sherrill & Co., Inc. and Bravo Development, Inc.
10	.8**	Employment Agreement, effective January 12, 2007, by and between Bravo Development, Inc. and Saed Mohseni.
10	.9*	Form of Employment Agreement by and between Bravo Brio Restaurant Group, Inc. and James J. O’Connor.
10	.10**	Bravo Development, Inc. 2006 Stock Option Plan.
10	.11**	Form of Option Award Letter.
10	.12*	Form of Exchange Agreement by and among Bravo Brio Restaurant Group, Inc., Bravo Development Holdings LLC and the individual shareholders of Bravo Brio Restaurant Group, Inc. listed on the signature pages thereto.
10	.13*	Form of Plan of Reorganization by and between Bravo Brio Restaurant Group, Inc. and Bravo Development Holdings LLC.
10	.14***	Bravo! Development, Inc. Foodservice Distribution Agreement, dated as of June 18, 2006, by and between Bravo Development, Inc. and Distribution Market Advantage, Inc.
21	.1**	Subsidiaries of Bravo Brio Restaurant Group, Inc.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of Dechert LLP (included in Exhibit 5.1).
24	.1**	Powers of Attorney.
99.1		Consent of Technomic, Inc.

*	To be filed by amendment.

**	Previously filed.

***	Certain information in this exhibit has been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portions.